SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. N/A)

Filed by the registrant  ☒
Filed by a party other than the registrant  ☐
Check the appropriate box:
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
☒	Preliminary proxy statement
☐	Definitive proxy statement
☐	Definitive additional materials
☐	Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

REGIONAL BANKSHARES, INC.
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than Registrant)

Payment of filing fee (Check the appropriate box):
☐	No fee required
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:
$333.56

(2)	Form, Schedule or Registration Statement no.:
Schedule 13E-3

(3)	Filing Party:
Regional Bankshares, Inc.

(4)	Date Filed:
July 24, 2007

REGIONAL BANKSHARES, INC.
206 South Fifth Street
Hartsville, South Carolina 29550
(843) 383-0570

[_________], 2007

Dear Shareholder:

You are cordially invited to attend a special meeting of shareholders, which will be held at [___] a.m./p.m. on [_________], 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550.  I hope that you will be able to attend the meeting, and I look forward to seeing you.

At the meeting, shareholders will vote on an Agreement and Plan of Reorganization (the “Plan”).  The Plan provides for the merger of a newly created “shell” corporation, Regional Interim Corporation, with and into Regional Bankshares, Inc. (“Regional”), with Regional surviving the merger (the “Reorganization”).  Under the terms of the Plan, any shareholder who is the record holder of 126 or fewer shares of Regional common stock will receive $14.50 in cash in exchange for each share of common stock that he or she owns and any shareholder who is the record holder of more than 126 shares but fewer than 631 shares of Regional common stock will receive one share of our newly created class of Series A Preferred Stock for each share of common stock that he or she owns.  All other shares of Regional common stock will remain outstanding and be unaffected by the Reorganization.  A copy of the Plan is attached as Appendix A to the enclosed proxy statement.

Dissenters’ rights are available to all shareholders, and shareholders who exercise those rights properly as described in the enclosed proxy statement will be entitled to receive cash for their shares.  Unless they properly exercise dissenters’ rights, shareholders receiving Series A Preferred Stock will not receive cash in exchange for their shares—only shares of Series A Preferred Stock will be issued to such shareholders.  Similarly, shareholders receiving cash in exchange for their shares will not receive shares of Series A Preferred Stock.

Although the Series A Preferred Stock has limited voting rights, it has dividend and liquidation rights and preferences generally equal to or in excess of similar rights and preferences of our common stock and will participate equally with the common stock on a sale or change in control of our company.  All of these features are described in detail in Appendix B to the enclosed proxy statement.

The primary effect of the Reorganization will be to reduce our total number of record holders of common stock to below 300.  As a result, we will terminate the registration of our common stock under federal securities laws, which will allow us to realize significant cost savings resulting from the termination of our reporting obligations under the Securities Exchange Act of 1934 (the “Securities Exchange Act”).

Our principal reasons for effecting the Reorganization are the estimated direct and indirect cost savings of approximately $75,000 per year, plus an additional $100,000 in annual costs relating to compliance with Section 404 of the Sarbanes-Oxley Act beginning in 2007, that we expect to experience as a result of the deregistration of our common stock under the Securities Exchange Act.  Although our shareholders will lose the benefits of holding registered stock, such as a reduction in the amount of publicly available information about our company and the elimination of certain corporate governance safeguards resulting from the Sarbanes-Oxley Act, we believe these benefits are outweighed by the costs relating to the registration of our common stock.  These costs and benefits are described in more detail in the enclosed proxy statement.

We plan to effect the Reorganization by filing articles of merger with the South Carolina Secretary of State as soon as possible after we obtain shareholder approval of the Plan.  The articles of merger will specify an effective date that is either the same as or shortly after the filing date.  The effective date specified in the articles of merger will also serve as the record date for determining the ownership of shares for purposes of the Reorganization.

The board of directors has established [__________], 2007 as the record date for determining shareholders who are entitled to notice of the special meeting and to vote on the matters presented at the meeting.  Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and return it in the envelope provided in time for it to be received by [__________], 2007.  If you attend the meeting, you may vote in person, even if you have previously returned your proxy card.

The board of directors has determined that the Reorganization is fair to our unaffiliated shareholders and has voted in favor of the approval of the Plan.  On behalf of the board of directors, I urge you to vote FOR approval of the Plan.

Sincerely,

/s/ Curtis A. Tyner, Sr.
President and Chief Executive Officer

REGIONAL BANKSHARES, INC.
206 South Fifth Street
Hartsville, South Carolina 29550
(843) 383-0570

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [___________], 2007

A special meeting of shareholders of Regional Bankshares, Inc. will be held at [____] p.m. on [_________], 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550, for the following purposes:

(1)
To vote on an Agreement and Plan of Reorganization (the “Plan”) providing for the merger of Regional Interim Corporation with and into Regional Bankshares, Inc. (“Regional”), with Regional surviving the merger, and (a) the holders of 126 or fewer shares of Regional common stock receiving $14.50 in cash in exchange for each of their shares of such stock; (b) holders of more than 126 shares but fewer than 631 shares of Regional common stock receiving one share of Series A Preferred Stock in exchange for each of their shares of Regional common stock; and (c) holders of 631 or more shares of Regional common stock retaining their shares.  The Plan is attached as Appendix A to the enclosed proxy statement; and

(2)	To transact any other business as may properly come before the meeting or any adjournment of the meeting.

The board of directors recommends that you vote FOR the above proposal.

Statutory dissenters’ rights will be available for this transaction.  If our shareholders approve the Plan, shareholders who elect to dissent from the Plan are entitled to receive the “fair value” of their shares of common stock if they comply with the provisions of Section 33-13 of the South Carolina Business Corporation Act (the “South Carolina Code”).  We have attached a copy of Section 33-13 as Appendix C to the enclosed proxy statement.

The board of directors has set the close of business on [________], 2007 as the record date for determining the shareholders who are entitled to notice of, and to vote at, the meeting or any adjournment of the meeting.

We hope that you will be able to attend the meeting.  We ask, however, whether or not you plan to attend the meeting, that you mark, date, sign, and return the enclosed proxy card as soon as possible.  Promptly returning your proxy card will help ensure the greatest number of shareholders are present whether in person or by proxy.

If you attend the meeting in person, you may revoke your proxy at the meeting and vote your shares in person.  You may revoke your proxy at any time before the proxy is exercised.

By Order of the Board of Directors,

/s/ Curtis A. Tyner, Sr.
President and Chief Executive Officer

[__________], 2007

REGIONAL BANKSHARES, INC.
206 South Fifth Street
Hartsville, South Carolina 29550
(843) 383-0570

PROXY STATEMENT
For the Special Meeting of Shareholders
To Be Held on [_______], 2007

The board of directors of Regional Bankshares, Inc. (“Regional” or the “Company”) is furnishing this proxy statement in connection with its solicitation of proxies for use at a special meeting of shareholders.  At the meeting, shareholders will be asked to vote on an Agreement and Plan of Reorganization (the “Plan”).  The Plan provides for the merger of Regional Interim Corporation (“Interim”) with and into Regional, with Regional surviving the merger (the “Reorganization”).  Under the terms of the Plan, holders of 126 or fewer shares of Regional common stock will receive $14.50 in cash in exchange for each of their shares of such stock (the “Cash-out Price”) and holders of more than 126 shares but fewer than 631 shares will receive one share of the newly created class of Series A Preferred Stock for each of their shares of Regional common stock.  All other shares of Regional common stock will remain outstanding and be unaffected by the Reorganization.  Because Securities and Exchange Commission (“SEC”) rules classify the Reorganization as a “Rule 13e-3 transaction,” we will sometimes use that term in referring to this transaction.

The Reorganization is designed to reduce our number of common shareholders of record to below 300, which will allow us to terminate the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”).  The board has determined that it is in the best interests of Regional and its shareholders to effect the Reorganization because Regional will realize significant cost savings as a result of the termination of its reporting obligations under the Securities Exchange Act.  The board believes these cost savings and the other benefits of deregistration described in this proxy statement outweigh the loss of the benefits of registration to our shareholders, such as a reduction in publicly available information about the Company and the elimination of certain corporate governance safeguards resulting from the Sarbanes-Oxley Act.

We plan to effect the Reorganization by filing articles of merger with the South Carolina Secretary of State as soon as possible after we obtain shareholder approval of the Plan.  The articles of merger will specify an effective date that is either the same as or shortly after the filing date.  We will refer to this effective date as the “effective date of the Reorganization.”  The type of consideration (cash, Series A Preferred Stock or retention of your common stock) that you receive in exchange for your shares of Regional common stock in the Reorganization will depend on the number of shares of Regional common stock you hold of record on the effective date of the Reorganization.

Dissenters’ rights are available to all shareholders, and shareholders who exercise those rights as described on page [42] and in Appendix C will be entitled to receive cash for their shares.  Unless they properly exercise dissenters’ rights, shareholders receiving Series A Preferred Stock will not receive cash in exchange for their shares—only shares of Series A Preferred Stock will be issued to such shareholders.  Similarly, shareholders receiving cash in exchange for their shares will not receive shares of Series A Preferred Stock.

Although the Series A Preferred Stock has limited voting rights, it has dividend and liquidation rights and preferences generally equal to or in excess of similar rights and preferences of our common stock and will participate equally with the common stock on a sale or change in control of the Company.  See “Terms of the Series A Preferred Stock to be issued in the Reorganization” on page [INSERT PAGE NUMBER] for a detailed description of these features.

This proxy statement provides you with detailed information about the proposed Reorganization.  We encourage you to read this entire document carefully.

The board of directors has determined that the Rule 13e-3 Transaction is fair to Regional’s unaffiliated shareholders and has approved the Plan.  The transaction cannot be completed, however, unless the Plan is approved by the holders of two-thirds of the votes entitled to be cast on the Plan.  Our current directors and executive officers beneficially own approximately 61.45% of our outstanding shares of common stock and have indicated that they intend to vote their shares in favor of the Plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Reorganization or the transactions contemplated thereby or has determined if this proxy statement is truthful or complete.  The SEC has not passed upon the fairness or merits of the Reorganization or the transactions contemplated thereby, nor upon the accuracy or adequacy of the information contained in this proxy statement.  Any representation to the contrary is a criminal offense.

The date of this proxy statement is [_______], 2007.  We first mailed this proxy statement to our shareholders on or about [________], 2007.

***

i

ii

SUMMARY TERM SHEET

The following is a summary of the material terms of the Reorganization.  We urge you, however, to review the entire proxy statement and accompanying materials carefully.

❖
Structure of the Reorganization. In the Reorganization, shareholders who are the record holders of 126 or fewer shares of Regional common stock will be entitled to receive cash in the amount of $14.50 per share for each share of common stock they own as of the effective date of the Reorganization and shareholders who are the record holders of more than 126 shares but fewer than 631 shares of Regional common stock will receive one share of Series A Preferred Stock for each share of common stock they own as of the effective date of the Reorganization.  All other shares of Regional common stock will remain outstanding and will be unaffected by the Reorganization.

Dissenters’ rights are available to all shareholders, and shareholders who exercise those rights as described in this proxy statement and in Appendix C will be entitled to receive cash for their shares.  Unless they properly exercise dissenters’ rights, shareholders receiving Series A Preferred Stock will not receive cash in exchange for their shares—only shares of Series A Preferred Stock will be issued to such shareholders.  Similarly, shareholders receiving cash in exchange for their shares will not receive shares of Series A Preferred Stock.  See pages [38] and [42] for additional information.

We selected this structure principally because it presented a means by which a significant proportion of our shareholders could retain an equity interest in the Company, while enabling us to use excess capital efficiently and reduce our common shareholder base to the extent necessary to permit us to terminate our registered status with the SEC.  See pages [12] and [13] for a discussion of the structural alternatives we considered.

❖
Terms of the Series A Preferred Stock to be Issued in the Reorganization.  Our board has designated 500,000 shares of our authorized stock as Series A Preferred Stock.  The terms of the Series A Preferred Stock are set forth in Appendix B and provide principally as follows:

•
Rank: The Series A Preferred Stock ranks senior to our common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company as more fully described below.  The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other series or classes of stock and equity securities designated by the board of directors.  The Series A Preferred Stock is junior to indebtedness issued from time to time by the Company, including notes and debentures.

•
Voting Rights.  Unlike the common stock, the Series A Preferred Stock will not have voting rights except under very limited circumstances.  Except as provided by law, holders of Series A Preferred Stock are entitled to vote only upon proposals for a business combination resulting in the transfer of a majority of our outstanding common stock or of all or substantially all of the Company’s assets (a “Change in Control”) and upon which holders of our common stock are entitled to vote.  For those matters on which holders of Series A Preferred Stock are entitled to vote, such holders have the right to one vote for each share held and are entitled to receive notice of any shareholders’ meeting held to act upon such matters in accordance with our bylaws.  When voting on a proposed Change in Control, the holders of Series A Preferred Stock will vote together with the holders of common stock and not as a separate class.

•
Dividend Rights: Holders of Series A Preferred Stock are entitled to receive, when and if declared and paid by Regional, out of funds at the time legally available for payment as dividends, an annual dividend in the amount of $0.20 per share, with any amounts in excess of $0.20 per share being payable at the discretion of the board of directors.  The shares of Series A Preferred Stock will be non-cumulative with respect to dividends, and any unpaid dividends will not bear or accrue interest.

•
Treatment Upon a Change in Control:  Holders of Series A Preferred Stock will have the right to receive the same type and amount of consideration as is received by each holder of common stock in the event of a Change in Control, with the amount being calculated as if the holder had converted his or her shares of Series A Preferred Stock to an equal number of shares of common stock immediately prior to the effectiveness of the Change in Control.

•
Liquidation Rights: Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of Regional in the event of any liquidation, dissolution or winding-up of Regional, whether voluntary or involuntary, equal to the greater of the net book value per share of the Series A Preferred Stock or the common stock, in each case as of the end of the calendar quarter preceding the effective date of the liquidation, for each share of Series A Preferred Stock.

•
Perpetual Stock: The Series A Preferred Stock is perpetual stock, which means stock that does not have a maturity date, cannot be redeemed at the option of the holder, and has no other provisions that will require future redemption of the issue.

•
No Preemptive Rights: Holders of Series A Preferred Stock do not have any preemptive rights to purchase any additional shares of Series A Preferred Stock or shares of any other class of capital stock that we may issue in the future.

•
Antidilution Adjustments:  If the number of our outstanding shares of common stock is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or any other company, by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split, combination of shares or stock dividend, an appropriate corresponding adjustment shall be made by the board of directors in the number and relative terms of the Series A Preferred Stock.

•	No Redemption Rights: Holders of Series A Preferred Stock have no right to require that we redeem their shares.

See page [40] for more detailed information regarding the terms of the Series A Preferred Stock.

❖
Series A Preferred Stock Issued in Reliance on Exemption from Registration.  We are issuing the shares of Series A Preferred Stock without registration under the Securities Act of 1933 in reliance on an exemption under Section 3(a)(9) of the Securities Act for the exchange by a company of any security with its existing shareholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange.  We believe this exemption is available for the Reorganization because we are only issuing the Series A Preferred Stock to our holders of common stock and to no other persons or entities.  Further, we are not paying any commission or other remuneration for soliciting the exchange.

❖
Determination of Shares “Held of Record.”  Because SEC rules require that we count “record holders” for purposes of determining our reporting obligations, the Reorganization is based on shares held of record without regard to the ultimate control of the shares.  A shareholder “of record” is the shareholder whose name is listed on the front of the stock certificate, regardless of who ultimately has the power to vote or sell the shares.  For example, if a shareholder holds separate certificates individually, as a joint tenant with someone else, as trustee, and in an IRA, those four certificates represent shares held by four different record holders, even if a single shareholder controls the voting or disposition of those shares.  Similarly, shares held by a broker in “street name” on a shareholder’s behalf are held of record by the broker.

❖
Avoiding Receipt of Cash or Series A Preferred Stock by Consolidation or “Street Name” Ownership.  In view of the SEC’s shareholder-counting rules described above, a single shareholder with 631 or more shares held in various accounts could receive cash or Series A Preferred Stock for his or her shares in the Reorganization if those accounts individually hold fewer than 631 shares.  To avoid this, the shareholder may either consolidate his or her ownership into a single form of ownership representing more than 126 shares, in order to avoid receiving cash, or 631 or more shares, in order to avoid receiving shares of Series A Preferred Stock, or acquire additional shares in the market prior to the effective date of the Reorganization.  Alternatively, a shareholder who holds 126 or fewer shares of common stock may place his or her shares into “street name” with a broker holding more than 126 shares of our common stock in such accounts and thereby avoid receiving cash for his or her shares, and a shareholder who holds more than 126 shares but fewer than 631 shares of common stock may place his or her shares into “street name” with a broker holding at least 631 shares of our common stock in such accounts and thereby avoid receiving Series A Preferred Stock for his or her shares.  To ensure that the record ownership of the shares will be reflected appropriately on our transfer agent’s records on the effective date of the Reorganization, shareholders should initiate any transfers of their shares at least three business days prior to our special shareholders’ meeting, as we intend to effect the Reorganization promptly thereafter and it will take into account only those transfers that have settled by the effective date.

❖	Effects of the Reorganization. As a result of the Reorganization:

●
Our number of common shareholders of record, measured as of July 1, 2007, will be reduced from approximately 872 to approximately 164, and the number of outstanding shares of Regional common stock will decrease from approximately 744,671 to approximately 578,316, resulting in a decrease in the number of shares of our common stock that will be available for purchase and sale in the market.

●	We estimate that approximately 123,856 shares of Series A Preferred Stock will be issued to approximately 326 shareholders of record in connection with the Reorganization.

●
We will be entitled to terminate the registration of our common stock under the Securities Exchange Act, which will mean that we will no longer be required to file reports with the SEC or be classified as a public company.  This will greatly reduce the amount of information that is publicly available about the Company and will eliminate certain corporate governance safeguards resulting from the Sarbanes-Oxley Act, such as the requirement for an audited report on our internal controls and disclosure requirements relating to our audit committee composition, code of ethics and director nomination process.  Additionally, beginning 90 days after the effective date of the Reorganization, our executive officers, directors and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Securities Exchange Act, including the reporting and short-swing profit provisions of Section 16, and information about their compensation and stock ownership will not be publicly available.

●
We will eliminate the direct and indirect costs and expenses associated with our registration under the Securities Exchange Act, which we estimate will be a approximately $75,000 per year, plus an additional $100,000 in annual costs relating to compliance with Section 404 of the Sarbanes-Oxley Act beginning in 2007.

●	We estimate that professional fees and other expenses related to the Reorganization will be approximately $110,000, which we intend to pay with existing working capital.

●
Basic earnings per share will increase 6.06% from $0.66 per share on a historical basis to $0.70 per share on a pro forma basis for the year ended December 31, 2006 and from $0.07 per share on a historical basis to $0.08 per share on a pro forma basis for the quarter ended March 31, 2007.  Diluted earnings per share will increase from $0.64 per share on a historical basis to $0.67 per share on a pro forma basis for the year ended December 31, 2006 and will remain unchanged at $0.07 per share on a historical basis and a pro forma basis for the quarter ended March 31, 2007.

●	Book value per common equivalent share, which includes the Series A Preferred Stock, will decrease from $8.49 on a historical basis to $7.96 on a pro forma basis as of March 31, 2007.

●
The percentage ownership of Regional common stock beneficially owned by our executive officers and directors as a group will increase from approximately 61.45% to 77.91%.  Each of J. Richard Jones, Jr., Shannon R. Morrison, Randolph G. Rogers, Curtis A. Tyner, Sr. and Patricia M. West will receive Series A Preferred Stock for some of his or her common stock in the Reorganization.

●
The decrease in the number of shares of common stock outstanding and the relatively small number of shares of Series A Preferred Stock that will be outstanding after the Reorganization will further reduce the already limited liquidity of our common stock.

For a more detailed description of these effects and the effects of the Reorganization on our affiliates and shareholders generally, including those receiving cash, those receiving Series A Preferred Stock and those retaining common stock, see pages [17] through [21].

❖	Reasons for the Reorganization. Our principal reasons for effecting the Reorganization are:

●
The direct and indirect cost savings of approximately $75,000 per year, plus an additional $100,000 in annual costs relating to compliance with Section 404 of the Sarbanes-Oxley Act beginning in 2007, that we expect to experience as a result of the deregistration of our common stock under the Securities Exchange Act, together with the anticipated decrease in expenses relating to servicing a relatively large number of shareholders holding small positions in our common stock; and

●	Our belief that our shareholders have not benefited proportionately from the costs relating to the registration of our common stock, principally as a result of the thin trading market for our stock.

See page [14] for more detailed information.

❖
Fairness of the Reorganization.  Based on a careful review of the facts and circumstances as described beginning on page [14], our board of directors and each of our affiliates believe that the terms and provisions of the Rule 13e-3 Transaction and the Series A Preferred Stock are substantively and procedurally fair to our unaffiliated shareholders, including those receive cash, those receiving Series A Preferred Stock and those retaining common stock.  Our board of directors unanimously approved, and recommends that shareholders vote in favor of, the Reorganization.

Our affiliates are listed on page [30] and include all of our directors and executive officers.  Because of our affiliates’ positions with Regional, each is deemed to be engaged in the Rule 13e-3 Transaction and has a conflict of interest with respect to the transaction because he or she is in a position to structure it in a way that benefits his or her interests differently from the interests of unaffiliated shareholders.  At present, each of our directors beneficially owns more than 631 shares of common stock, and we anticipate that they will retain the shares of common stock they beneficially own in the transaction.  After the transaction, we anticipate that our directors and executive officers will beneficially own approximately 77.91% of our outstanding shares.  See “—Stock Ownership by Affiliates” on page [44] for more information regarding stock owned by our affiliates.

In the course of determining that the Rule 13e-3 Transaction is fair to and in the best interests of our unaffiliated shareholders, including unaffiliated shareholders who will continue to hold shares of common stock, unaffiliated shareholders who will receive shares of Series A Preferred Stock for their shares of common stock, and unaffiliated shareholders who will receive cash for their shares of common stock, the board and each of our affiliates considered a number of positive and negative factors affecting these groups of shareholders in making their determinations.  The principal factors considered by the board include:

•
The report delivered by Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), our independent financial advisor, to the board of directors that a range of $11.50 to $13.70 per share represents the range of fair market value of the Regional common stock to be exchanged for cash in the Reorganization and its opinion that the price of $14.50 per share chosen by the board to be paid in the Reorganization is fair, from a financial point of view, to Regional’s shareholders;

•
The comparable relationship of the 12% premium over the most recent trading price of our common stock on March 8, 2007 of $13.00 being paid to shareholders receiving cash in the Reorganization to other premiums paid in similar transactions as reported to our board by Howe Barnes and described more fully under “-Opinion of Independent Financial Advisor” on pages 32 to 40.

•	Shareholders who own more than 126 shares of common stock will continue to hold an equity interest in Regional;

•	Shareholders will have the right to vote on the Plan, and the plan must be approved by two-thirds of the shares entitled to vote;

•	Shareholders not entitled to receive cash for their shares under the Plan but who wish to liquidate their holdings may do so through the exercise of dissenters’ rights;

•	Shareholders receiving cash for their shares will not incur brokerage fees or commissions in connection with the liquidation of their holdings;

•
Shareholders have the opportunity to retain their common stock or receive Series A Preferred Stock by transferring or consolidating their shares or placing them in (or removing them from) “street name” accounts as described above in “Avoiding Receipt of Cash or Series A Preferred Stock by Consolidation or ‘Street Name’ Ownership;”

•
The board’s belief that the advantages and disadvantages of the rights, preferences and limitations of the Series A Preferred Stock will balance in comparison to the relative rights of our common stock, given that the decreased value associated with the loss of voting rights is offset by the increased value represented by the fixed dividend on the Series A Preferred Stock and that the Series A Preferred Stock is entitled to vote and share equally in the proceeds with the common stock in the event of a change in control of Regional;

•
The board’s belief that the Reorganization should not be taxable to shareholders receiving Series A Preferred Stock or retaining their common stock under the Plan and that, except with respect to shareholders who have acquired their shares within the prior 12 months, the cash consideration offered in the Reorganization would be taxed as a capital gain;

•
Diluted earnings per share will increase approximately 4.69% from $0.64 on a historical basis to $0.67 on a pro forma basis for the year ended December 31, 2006 and will remain unchanged at $0.07 on a historical basis and a pro forma basis for the quarter ended March 31, 2007; and

•	Book value per common equivalent share will decrease approximately 6.24% from $8.49 on a historical basis to $7.96 on a pro forma basis as of March 31, 2007.

❖
Effectiveness of the Reorganization. The Reorganization will not be effected unless and until the Plan is approved by two-thirds of the votes entitled to be cast on the Plan.  Assuming the shareholders approve the Plan, as shortly thereafter as is practicable, Regional will file an amendment to its articles of incorporation containing the Series A Preferred Stock terms and articles of merger with the South Carolina Secretary of State and thereby effect the Reorganization.  The articles of merger will specify an effective date that is either the same as or shortly after the filing date.

Notwithstanding shareholder approval, however, at any time prior to the effective date of the Reorganization, the board of directors may abandon the Reorganization without any further shareholder action.  If at any time prior to the effective date of the Reorganization the board determines that (1) the estimated cost of payments to dissenting shareholders or legal expenses makes the Reorganization inadvisable or (2) the number of shareholders dissenting from or voting against the Plan reflects a material negative reaction among a significant portion of the shareholders, the board may elect to abandon the Reorganization.

We anticipate that the Reorganization will be effected in the summer of 2007.  See page [39] for more detailed information.

❖	Conditions and Regulatory Approvals. Aside from shareholder approval of the Plan, the Reorganization is not subject to any conditions or regulatory approvals.

❖
Dissenters’ Rights. Regional shareholders are entitled to dissent from the Reorganization under Article 13 of the South Carolina Code.  If you dissent, you are entitled to the statutory rights and remedies of dissenting shareholders provided in Article 13 of the South Carolina Code as long as you comply with the procedures of Article 13.  Article 13 provides that a dissenting shareholder is entitled to receive cash in an amount equal to the “fair value” of his or her shares.

To perfect dissenters’ rights, among other things, you must give Regional written notice of your intent to dissent from the Plan prior to the vote of the shareholders at the special meeting and you must not vote your shares in favor of the Plan.  Any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which his or her shares are to be voted will be deemed to have voted in favor of the proposal and will not be entitled to assert dissenters’ rights.

Generally, under Article 13 of the South Carolina Code, Regional will make an initial offer of payment to dissenting shareholders, if any, of an amount it estimates to be the “fair value” of the common stock.  If a dissenting shareholder believes the payment offer is less than the fair value of the common stock, he or she may notify Regional of his or her estimate of fair value.  If Regional and the dissenting shareholder cannot settle the amount of fair value, fair value will be determined in a court proceeding in the Court of Common Pleas of Darlington County, South Carolina.

See page [40] and Appendix C for additional information regarding procedures for asserting dissenters’ rights and the determination of “fair value” of the common stock.

QUESTIONS AND ANSWERS

Q:	Why did you send me this proxy statement?

A:	We sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your votes for use at our special meeting of shareholders.

This proxy statement summarizes information that you need to know in order to cast an informed vote at the meeting.  However, you do not need to attend the meeting to vote your shares.  Instead, you may simply complete, sign and return the enclosed proxy card.

We first sent this proxy statement, notice of the special meeting and the enclosed proxy card on or about [______], 2007 to all shareholders entitled to vote.  The record date for those entitled to vote is [_______], 2007.  On that date, there were [______] shares of our common stock outstanding.  Shareholders are entitled to one vote for each share of common stock held as of the record date.

Q:	What is the time and place of the special meeting?

A:	The special meeting will be held on [________], 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550, at [___] p.m. Eastern Time.

Q:	Who may be present at the special meeting and who may vote?

A:
All holders of our common stock may attend the special meeting in person.  However, only holders of our common stock of record as of [______], 2007 may cast their votes in person or by proxy at the special meeting.

Q:	What is the vote required?

A:
The Plan must receive the affirmative vote of the holders of two-thirds of the votes entitled to be cast in order to be approved.  As a result, if you do not vote your shares, either in person or by proxy, or if you abstain from voting on the proposal, it will have the effect of a negative vote, provided that a quorum is present at the meeting.  Similarly, if your shares are held in a brokerage account and you do not instruct your broker on how to vote on a proposal, your broker will not be able to vote for you, which will also have the effect of a negative vote.

Q:	What is the recommendation of our board of directors regarding the proposal?

A:
Our board of directors has determined that the Rule 13e-3 Transaction is fair to our unaffiliated shareholders, including those retaining their common stock, those receiving Series A Preferred Stock and those receiving cash, and that approval of the Plan is advisable and in the best interests of Regional and each of these constituent groups.  Our board of directors has therefore approved the Rule 13e-3 Transaction and recommends that you vote “FOR” approval of the Plan.

Q:	What do I need to do now?

A:
Please sign, date, and complete your proxy card and promptly return it in the enclosed, self-addressed, prepaid envelope so that your shares can be represented at the special meeting.  If you wish to exercise dissenters’ rights, see page [40] and Appendix C.

Q:	May I change my vote after I have mailed my signed proxy card?

A:
Yes.  Just send by mail a written revocation or a new, later-dated, completed and signed proxy card before the special meeting, or attend the special meeting and vote in person.  You may not change your vote by facsimile or telephone.

Q:	If my shares are held in “street name” by my broker, how will my shares be voted?

A:
Following the directions that your broker will mail to you, you may instruct your broker how to vote your shares.  If you do not provide any instructions to your broker, your shares will not be voted on the proposals described in this proxy statement.

Q:	Will my shares held in “street name” or another form of record ownership be combined for voting purposes with shares I hold of record?

A:
No.  Because any shares you may hold in street name will be deemed to be held by a different shareholder from any shares you hold of record, any shares so held will not be combined for voting purposes with shares you hold of record.  Similarly, if you own shares in various registered forms, such as jointly with your spouse, as trustee of a trust, or as custodian for a minor, you will receive, and will need to sign and return, a separate proxy card for those shares because they are held in a different form of record ownership.  Shares held by a corporation or business entity must be voted by an authorized officer of the entity, and shares held in an IRA must be voted under the rules governing the account.

Q:	If I am receiving cash or Series A Preferred Stock in the Reorganization, when will I get my stock?

A:
After the special meeting and the closing of the transaction, we will mail you instructions on how to exchange your Regional common stock certificate(s) for cash or Series A Preferred Stock, as appropriate.  After you sign the forms provided and return your stock certificate(s), we will send you your cash or Series A Preferred Stock.

Q:	I don’t know where my stock certificate is. How will I get my cash or Series A Preferred Stock?

A:
The materials we will send you will include an affidavit that you will need to sign attesting to the loss of your certificate.  We may require that you provide a bond to cover any potential loss to Regional.

Q:	Will I have dissenters’ rights in connection with the Reorganization?

A:	Yes. See page [40] and Appendix C for additional information.

Q:	What if I have questions about Reorganization or the voting process?

A:
Please direct any questions about the Reorganization or the voting process to our President and Chief Executive Officer, Curtis Tyner at our main office located at 206 South Fifth Street, Hartsville, South Carolina 29550, telephone (843) 383-0570.

IMPORTANT NOTICES

Neither our common stock nor our Series A Preferred Stock is a deposit or bank account and is not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

We have not authorized any person to give any information or to make any representations other than the information and statements included in this proxy statement.  You should not rely on any other information.  The information contained in this proxy statement is correct only as of the date of this proxy statement, regardless of the date it is delivered or when the Reorganization is effected.

We will update this proxy statement to reflect any factors or events arising after its date that individually or together represent a material change in the information included in this document.

The words “Regional,” the “Company,” “we,” “our,” and “us,” as used in this proxy statement, refer to Regional and its wholly-owned subsidiary, Heritage Community Bank, collectively, unless the context indicates otherwise.

SPECIAL FACTORS

Purpose of the Reorganization

The primary purpose of the Reorganization is to enable us to terminate the registration of our common stock under Section 12(g) of the Securities Exchange Act.  Although we intend to keep our common and Series A Preferred shareholders informed as to our business and financial status after the Reorganization as described below, we anticipate that deregistration will enable us to save significant legal, accounting and administrative expenses relating to our public disclosure and reporting requirements under the Securities Exchange Act.  As a secondary matter, it is likely to decrease the administrative expense we incur in connection with soliciting proxies for routine annual meetings of shareholders because the Series A Preferred Stock will have limited voting rights.

After the Reorganization, we intend to keep our common and Series A Preferred shareholders informed about our business and financial condition by delivering annual audited financial statements to them.  Moreover, our business operations are primarily conducted through our banking subsidiary, Heritage Community Bank, which is required to file quarterly financial reports with the FDIC.  These reports are available online at www.fdic.gov.

Although we will still be required to file quarterly financial information with the FDIC and will continue to provide annual financial information to our shareholders, as a non-SEC registered company our auditing expenses will decrease significantly because we and our auditors will not be required to comply with standards prescribed by the SEC and the Public Company Accounting Oversight Board with respect to our audit and because our auditors will not be required to review the information we must include in our periodic SEC reports as described more fully below.  Our other reporting processes will also be significantly simplified because we will no longer be required to comply with disclosure and reporting requirements under the Securities Exchange Act and the Sarbanes-Oxley Act.  These requirements include preparing and filing current and periodic reports with the SEC regarding our business, financial condition, board of directors and management team, having these reports reviewed by outside counsel and independent auditors, and, commencing in 2007, documenting, testing and reporting on our internal control structure.

In particular, after we have deregistered our stock with the SEC, we will no longer be required to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB or proxy statements with the SEC.  The SEC’s periodic reporting and proxy statement rules require detailed disclosures regarding executive compensation, corporate governance and management stock ownership that are not required in our financial reports to the FDIC or our audited financial statements.  Additionally, we will no longer be required to include management’s discussion and analysis of our financial results in annual reports to shareholders or financial reports to the FDIC.  Currently, our attorneys and external auditors perform detailed reviews of management’s discussion and analysis of our financial results to assure consistency with audited financial statements and to ensure we are in compliance with applicable disclosure requirements.

We also incur substantial costs in management time and legal and accounting fees related to the preparation, review and filing of our periodic reports and proxy statements.  Unlike the periodic reports that we currently file with the SEC, the quarterly financial information that we file with the FDIC does not require the review of either our independent accountants or legal counsel.  As a result of the elimination of the disclosure and reporting requirements under the Securities Exchange Act, we estimate that we will save approximately $25,000 per year in management time and $40,000 per year in legal and accounting fees before taking into account the effects of the increased internal controls reporting and auditing standards described below.  We also expect to save approximately $10,000 annually in administrative costs related to soliciting proxies for routine annual meetings, including printing and mailing costs and transfer agent fees related to the proxy solicitation.

After we have deregistered our stock with the SEC, we will not be required to comply with Section 404 of the Sarbanes-Oxley Act, which would require that we document, test and assess our internal control structure and that our external auditors report on management’s assessment of our internal control structure for 2007 and subsequent years.  As a result of our limited personnel resources, we anticipate that we would need to engage an outside consultant and hire an additional experienced accountant to assist management in documenting and testing our internal control structure.  Additionally, we estimate that our external audit fees will increase as a result of Section 404 because our external auditors will be required to perform additional audit procedures in order to report on management’s assessment of our internal control structure.  We also anticipate we would incur additional legal fees for advice related to compliance with Section 404.  We estimate that we would incur approximately $100,000 annually in consulting, compensation, accounting and legal expenses related to compliance with Section 404 of the Sarbanes-Oxley Act in addition to a one-time consulting charge of approximately $45,000 for our first year of required compliance relating to the initial implementation of the necessary procedures.  If our SEC reporting obligations cease before we are required to comply with Section 404 of the Sarbanes-Oxley Act, we will not need to incur these expenses.

We are required to comply with many of the same securities law requirements that apply to large public companies with substantial compliance resources.  Our resources are more limited, however, and as is shown above, these compliance activities represent a significant administrative and financial burden to a company of our relatively small size and market capitalization.  We also incur less tangible but nonetheless significant expenditure of management’s time and attention that could otherwise be deployed toward revenue-enhancing activities.

In summary, our estimated cost of compliance with the Securities Exchange Act and the Sarbanes-Oxley Act is substantial, representing an estimated direct and indirect annual cost to us of approximately $175,000, including the expected effect of Section 404 of the Sarbanes-Oxley Act.  Our anticipated cost savings are also summarized under “—Reasons for the Reorganization.”

As of July 1, 2007, we had approximately 872 common shareholders of record, but approximately 5.71% of the outstanding shares as of that date were held by approximately 382 shareholders.  Additionally, of our 872 common shareholders, approximately 708 shareholders hold fewer than 631 shares, or an aggregate of approximately 22.43% of our outstanding common stock as of July 1, 2007.  Our common stock is not traded on any established market.  Trading is infrequent, the trading volume is low and the board of directors believes there is little likelihood that a more active market will develop.  However, because we have more than 300 shareholders of record and our common stock is registered under Section 12(g) of the Securities Exchange Act, we are required to comply with the disclosure and reporting requirements under the Securities Exchange Act and the Sarbanes-Oxley Act.

In light of the limited market for our common stock, we believe the termination of our status as an SEC-registered company will not have a significant impact on any future efforts by the Company to raise additional capital or to acquire other business entities.  We believe the Reorganization will provide a more efficient means of using our capital to benefit our shareholders by allowing us to save significant administrative, accounting, and legal expenses incurred in complying with the disclosure, reporting and compliance requirements described above.  Moreover, we believe that our limited trading market and the resulting inability of our shareholders to realize the full value of their investment in our common stock through an efficient market has resulted in little relative benefit for our shareholders as compared to the costs of maintaining our registration.  Finally, the Reorganization will give shareholders owning more than 126 shares the opportunity to retain an equity interest in Regional and therefore to participate in any future growth and earnings of the Company and in any future value received as a result of the sale of the Company.

Alternatives Considered

In making our decision to proceed with the Reorganization, we considered other alternatives.  We rejected these alternatives because we believed the Reorganization would be the simplest and most cost-effective manner in which to achieve the purposes described above.  These alternatives included:

Cash-out Merger Without Share Reclassification.  Our board of directors considered a cash-out merger in which holders of fewer than 631 shares would receive cash in exchange for their shares.  The capital cost of such a transaction would be much higher than that of the proposed Reorganization, however.  Assuming that all of the 166,355 shares held of record by shareholders owning fewer than 631 shares as of July 1, 2007 were exchanged for $14.50 in cash, the capital cost of the transaction would be $2.42 million, as compared to the current anticipated capital cost of approximately $616,000.  Additionally, issuing shares of preferred stock instead of cash to a portion of our shareholders will enable those shareholders to continue to retain an equity interest in our company.

Share Reclassification Creating Two Classes of Preferred Stock.  The board also considered a share reclassification transaction in which some of our shareholders would retain their common stock, some would receive shares of a newly created series of preferred stock (Series A), and some would receive shares of another newly created series of preferred stock (Series B), with each series having different voting and dividend provisions.  The transaction would be similar to the proposed Reorganization, except that the shareholders receiving cash in the Reorganization would receive shares of Series B preferred stock instead.  The board decided not to pursue this alternative because of the additional financial and administrative expenses that would be associated with maintaining and paying dividends on an additional class of preferred stock.  It also considered the availability of excess capital to fund a repurchase of a portion of its outstanding shares and the potential increase in earnings per share and reduction in shareholder-servicing expenses that would likely result from a reduction in the total number of shareholders of record and outstanding shares of common stock and common stock equivalents.

Reverse Stock Split.  The board considered declaring a reverse stock split at a ratio of 1-for-631, with cash payments to shareholders who would hold less than a whole share on a post-split basis.  This alternative would also have the effect of reducing the number of shareholders, but would require us either to account for outstanding fractional shares after the transaction or engage in a subsequent forward stock split at the reverse split ratio.  It would also require a capital expenditure that would be approximately equal to that involved in the cash-out merger scenario described above.  A reverse stock split is also less flexible than a cash-out merger, which permits the company to make special provisions for the treatment of certain shares, if desired.  Although the Plan does not contain any provisions that are materially inconsistent with the effects of a reverse stock split, we believed it was important to select a structure at the outset that would permit flexibility to address specific situations to the extent consistent with the purpose of the Reorganization.  In view of these issues, the board determined that the Reorganization would be a more effective method of reducing the number of shareholders and rejected the reverse stock split alternative.

Alternatively, it would be possible to combine a 1-for-126 cash-out reverse stock split with a share reclassification in which holders of more than 126 but fewer than 631 shares would receive Series A Preferred Stock in exchange for their shares.  The board rejected this form of transaction based principally on the relative simplicity of accomplishing all of the desired actions with respect to outstanding shares in a single merger transaction as opposed to the series of charter amendments that would be required for a share reclassification and reverse stock split.

Issuer Tender Offer.  The board also considered an issuer tender offer to repurchase shares of our outstanding common stock.  The results of an issuer tender offer would be unpredictable, however, due to its voluntary nature, and the number of shares we would need to repurchase would result in a significant capital cost as described in “—Cash-out Merger Without Share Reclassification” above.  Even if sufficient capital were available, we were uncertain as to whether this alternative would result in shares being tendered by a sufficient number of shareholders so as to result in our common stock being held by fewer than 300 shareholders of record.  As a result, the board also rejected this alternative.

Expense Reductions in Other Areas. While we might be able to offset the expenses relating to SEC registration by reducing expenses in other areas, we have not pursued such an alternative because there are no areas in which we could achieve comparable savings without adversely affecting a vital part of our business or impeding our opportunity to grow.  Our most significant area of potential savings would involve personnel costs, and we are already thinly staffed.  We believe the expense savings that the Reorganization would enable us to accomplish will not adversely affect our ability to execute our business plan, but will instead position us to execute it more efficiently.  For these reasons, we did not analyze cost reductions in other areas as an alternative to the Reorganization.

Business Combination. We have neither sought nor received any proposals from third parties for any business combination transactions such as a merger, consolidation, or sale of all or substantially all of our assets. Our board did not seek any such proposals because these types of transactions are inconsistent with the narrower purpose of the proposed transaction, which is to discontinue our SEC reporting obligations.  The board believes that by implementing a deregistration transaction, our management will be better positioned to focus its attention on our customers and the communities in which we operate and expenses will be reduced.

Maintaining the Status Quo.  The board considered maintaining the status quo.  In that case, we would continue to incur the significant expenses, as outlined in “—Reasons for the Reorganization” below, of being an SEC-reporting company without the expected commensurate benefits.  Thus, the board considered maintaining the status quo not to be in the best interests of the Company or its unaffiliated shareholders.

Background of the Reorganization

In October 2006, Curtis Tyner met with our independent auditors and discussed generally the application of the increased internal control requirements under Section 404 of the Sarbanes-Oxley Act, which will begin to apply to the Company with respect to the 2007 fiscal year.  Our auditors described the nature and amount of work that would be required in order for management and the auditors to deliver the required certifications.  In view of the extensive nature of the compliance undertaking and our limited personnel and economic resources, the auditors mentioned deregistration of our stock as a possible alternative.  They recommended that Mr. Tyner discuss the idea with management, counsel and the other members of the board of directors.  Based on this recommendation and on a recommendation from a community bank executive whose institution had recently deregistered with the SEC, our President and Chief Executive Officer, Curtis Tyner, invited representatives of the law firms Haynsworth Sinkler Boyd, PA and Powell Goldstein LLP to meet with the executive committee of our board of directors to discuss our options for reducing our shareholder base.

On November 2, 2006, the executive committee met with a representative of Haynsworth Sinkler Boyd, PA to discuss deregeistration.  Then on November 6, 2006, the executive committee met with representatives of Powell Goldstein and discussed whether a deregistration transaction would be appropriate for the Company.  The discussion at both meetings focused on the relative costs and benefits of being a public company as described in “—Purpose of the Reorganization” and the principal types of transactional alternatives available to the Company as described in “—Alternatives Considered” above.  The committee met again on November 13, 2006 and decided to recommend SEC deregistration to the full board and to engage Powell Goldstein as legal counsel for the transaction.

The board met on November 16, 2006 and decided that SEC deregistration would be in the Company’s best interests for the reasons described in “—Purpose of the Reorganization” above.  The board directed management and the executive committee to submit proposed stock ownership thresholds and capital cost projections for the board’s further consideration.

On December 4, 2006, the executive committee met with a community bank executive whose institution had recently deregistered with the SEC.  The committee asked questions about the institution’s experience during the deregistration process as well as its effect on the bank after completion of the transaction.  The executive also noted the lack of negative perception of the transaction in the bank’s community.

Between November 16 and December 21, 2006, management prepared models illustrating the effects of various stock ownership thresholds and cash-out prices in the context of a single cash-out transaction, a share reclassification, and a combined share reclassification and cash-out transaction.  The single cash-out transaction required a large amount of capital due to the number of shareholders that would have to be cashed out, and the share reclassification by itself would not result in a large enough reduction in the number of shareholders to allow deregistration.  The model showed that the third transaction structure, a combined share reclassification and cash-out transaction, would require less capital and would result in the number of holders of common stock dropping below 300, enabling the Company to deregister its common stock.

On December 21, 2006, the board met and considered the stock ownership and financial information described above.  Although it did not decide on a specific transaction structure, cash-out price or preferred stock terms, it did authorize management to contact potential independent financial advisors and voted to proceed with a deregistration transaction.

Between late December 2006 and early January 2007, management discussed the terms of a potential engagement with three financial advisory firms and selected Howe Barnes.  Representatives of Howe Barnes met with management on January 26, 2007 and presented an overview of deregistration transactions including all of the transaction structure options available to Regional.

On March 6, 2007, representatives of Powell Goldstein and Howe Barnes met with management and the board.  In addition to the factors discussed in “—Purpose of the Reorganization” above, the group discussed the relationship of the proposed Reorganization to the Company’s strategic plan, potential community and investor reactions to the transaction, and the availability of capital to repurchase a portion of the Company’s outstanding shares.  It also reviewed the potential transaction structures described in “—Alternatives Considered” above, with a focus on share reclassification transactions and the possible features of the preferred stock to be issued in a reclassification transaction.  Specifically, the group discussed the following four scenarios:

(1)
Issuance of one series of preferred stock (Series A) to holders of more than 126 but less than either 630 or 631 shares of common stock and issuance of another series of preferred stock (Series B) to holders of 126 or fewer shares of common stock.

(2)
The same transaction as is described in paragraph (1) above, except with the holders of 100 to 126 shares of common stock receiving Series B preferred stock and the holders of fewer than 100 shares of common stock receiving cash for their shares.

(3)	The same transaction as is described in paragraph (1) above, except with the holders of 126 or fewer shares of common stock receiving cash for their shares.

(4)	A cash-out merger with holders of fewer than 630 shares receiving cash in the following amounts per share, resulting in the corresponding capital costs to the Company:

Price per Share	Total Cost
$12.00	$2,004,756
13.00	2,171,819
14.00	2,338,882
15.00	2,505,945
16.00	2,673,008

The board elected to pursue a transaction in the form of the Reorganization (paragraph (3) above) and directed Howe Barnes to prepare an independent valuation of the Company’s common stock for consideration at its next meeting.

On March 22, 2007, the board met with management and a representative of Howe Barnes to further discuss the proposed preferred stock terms, the appropriate individual stock ownership thresholds for reclassification into preferred stock or for receiving cash in the merger and the cash-out price to be established.  Management presented the proposed 126-share and 631-share thresholds, respectively, which they had concluded represented the optimal division points based on the relative record ownership of the Company’s shareholders and the need to reduce the number of common shareholders of record below 300 and generate fewer than 500 preferred shareholders of record while leaving room for expansion in each class and expanding an appropriate amount of capital.  Howe Barnes also presented its valuation indicating a fair market value of the Regional common stock of $11.50 to $13.70 per share and discussed with the board an appropriate premium for the cash portion of the consideration as described in more detail in “—Opinion of Independent Financial Advisor” below.

Following this discussion, the board approved the Plan as presented in this proxy statement and discussed and affirmed the substantive and procedural fairness of the terms of the Reorganization to unaffiliated shareholders receiving cash, those receive Series A Preferred Stock and those retaining common stock as described in “—Recommendation of the Board of Directors; Fairness of the Reorganization.”

On April 6, 2007, we mailed a letter to our shareholders announcing our intent to effect the Reorganization on the terms described in this proxy statement and filed a copy of the letter with the SEC.

The board is not aware of any material contracts, negotiations or transactions, other than in conjunction with the Reorganization as described herein, during the preceding two years for (1) the merger or consolidation of Regional into or with another person or entity; (2) the sale or other transfer of all or any substantial part of the assets of Regional; (3) a tender offer for any outstanding shares of Regional common stock; or (4) the election of directors to our board.

Reasons for the Reorganization

As described above in “—Purpose of the Reorganization,” the Reorganization will allow us to save significant costs related to the preparation, review and filing of our periodic reports and annual proxy statement.  We also expect to experience savings in proxy solicitation costs, including printing and mailing costs.  We expect printing and mailing costs to be lower because we will have fewer shareholders who are entitled to vote and because the financial and proxy statements that we deliver to shareholders after the Reorganization will not include many of the disclosures required under the proxy or periodic reporting rules, such as disclosures regarding executive compensation, corporate governance and management ownership, and management’s discussion and analysis of our financial results.  Additionally, we plan to deregister before we are required to take substantial steps toward compliance with Section 404 of the Sarbanes-Oxley Act so that we will save additional anticipated costs, related to documenting, testing and reporting on our internal control structure in 2007.

For 2007 and subsequent years, we expect to save the following fees and expenses related to the preparation, review and filing of periodic reports on Form 10-KSB and Form 10-QSB and annual proxy statements.  These fees and expenses do not reflect Section 404 compliance expenses, which are described in a separate table below.

Legal Fees (including Edgar conversion)	$25,000
Independent Auditor Fees	15,000
Proxy Solicitation, Printing and Mailing Costs	10,000
Management and Staff Time	25,000
Total Annual Non-404 Savings	$75,000

We also expect to save the following fees and expenses related to compliance with the requirements under Section 404 of the Sarbanes Oxley Act beginning in 2007:

Annual Consulting Fees	$50,000
Legal Fees	5,000
Independent Auditor Fees	30,000
Management and Staff Time	60,000

Total Estimated Annual Savings	$100,000

Additional 2007 One-Time Consulting Fee for First Year of Required Compliance	$45,000

As is noted above, we incur substantial indirect costs in management time spent on securities compliance activities.  Although it is impossible to quantify these costs specifically, we estimate that our management and staff currently spend an average of approximately 12.69% of their time on activities directly related to compliance with federal securities laws, such as preparing and reviewing SEC-compliant financial statements and periodic reports, maintaining and overseeing disclosure and internal controls, monitoring and reporting transactions and other data relating to insiders’ stock ownership, and consulting with external auditors and counsel on compliance issues.  Based on a combined annual salary of $197,000 for the officers principally involved in our SEC reporting activities, this represents an annual cost savings of $25,000, or 12.69% of their combined salaries.  In addition, if we do not deregister our common stock, we estimate our management and staff will spend approximately an additional 7.61% of their time on activities related to compliance with Section 404 of the Sarbanes-Oxley Act and that we will need to hire an additional staff person at a salary of approximately $45,000 per year for that purpose beginning in 2007, for a total additional annual cost of $60,000.

In addition, our common stock is not listed on an exchange and has historically been very thinly traded.  We do not enjoy sufficient market liquidity to enable our shareholders to trade their shares easily.  We also do not have sufficient liquidity in our common stock to enable us to use it as potential acquisition currency.  As a result, we do not believe that the registration of our common stock under the Securities Exchange Act has benefited our shareholders in proportion to the costs we have incurred, and expect to incur, as a result of this registration.

Effects of the Reorganization on Regional

The Reorganization is designed to reduce the number of Regional common shareholders of record below 300, which will allow us to terminate the registration of our common stock under the Securities Exchange Act.  Based on information as of July 1, 2007, we believe that the Reorganization will reduce our number of common shareholders of record from approximately 872 to approximately 164.  We estimate that approximately 42,499 shares held by approximately 382 common shareholders of record will be exchanged for cash in the Reorganization, that approximately 123,856 shares held by approximately 326 common shareholders of record will be exchanged for Series A Preferred Stock in the Reorganization, and that approximately 578,316 shares of our common stock held by approximately 164 shareholders of record will be issued and outstanding after the Reorganization.  In addition to the exchange of shares of our common stock for cash or shares of our Series A Preferred Stock, we believe the Reorganization will have the following effects on Regional:

Positive Effects

•
Elimination of Securities Exchange Act Registration. After the Reorganization, we will not be subject to the periodic reporting requirements under the Securities Exchange Act.  Additionally, beginning 90 days after the Reorganization, we will not be subject to the proxy, tender offer or short-swing profit reporting and recovery provisions of the Securities Exchange Act.  We plan to maintain our existing internal control procedures and continue to evaluate them for potential improvements but will not be required to document, test and report on our internal control structure as required by Section 404 of the Sarbanes-Oxley Act.  We expect to eliminate direct and indirect costs and expenses associated with the Securities Exchange Act registration, which we estimate would be up to approximately $75,000 on an annual basis, plus an additional $100,000 in annual costs related to compliance with Section 404 of the Sarbanes-Oxley Act beginning in 2007.  Additionally, as a non-SEC reporting company, we believe our management team, which currently spends a significant amount of time on activities related to compliance with the Securities Exchange Act, will have significantly more time to devote to business development and revenue-enhancing activities.  See “—Background of the Reorganization” and “—Reasons for the Reorganization” for a discussion of the nature of the information we will no longer be required to provide.

•
Improved Earnings Per Share.  Basic earnings per share will increase 6.06% from $0.66 per share on a historical basis to $0.70 per share on a pro forma basis for the year ended December 31, 2006 and 14.29% from $0.07 per share on a historical basis to $0.08 per share on a pro forma basis for the quarter ended March 31, 2007.  Diluted earnings per share will increase 4.69% from $0.64 per share on a historical basis to $0.67 per share on a pro forma basis for the year ended December 31, 2006 and remain unchanged at $0.07 per share on a historical basis and a pro forma basis for the quarter ended March 31, 2007.

•
Elimination of Liability Under Section 18 of the Securities Exchange Act.  Because the Company will no longer be required to file any reports under the Securities Exchange Act, it will no longer be subject to liability under Section 18 of the Securities Exchange Act.  Generally, Section 18 provides that if the Company makes a false or misleading statement with respect to any material fact in any of its filings pursuant to the Securities Exchange Act, in light of the circumstances at the time the statement was made, the Company will be liable to any person who purchases or sells a security at a price that is affected by the statement.

Negative Effects:

•
Effect on Market for Shares. Our common stock is not currently traded on an exchange or automated quotation system, and only approximately 20,000 shares (representing approximately 2.8% of the outstanding common stock) traded, to management’s knowledge, on 15 different trading days between March 2006 and March 2007.  Following the Reorganization, the number of outstanding shares of common stock available for purchase will decrease by approximately 22.34%, resulting in a further loss of liquidity.  Only approximately 123,856 shares of Series A Preferred Stock will be outstanding and available for purchase after the Reorganization, which results in a limited third-party market for the shares.  As a result, holders of both common and Series A Preferred Stock will lose liquidity in their current investment in the Company, which could decrease the market value of their stock.

•
Decrease in Book Value Per Common Equivalent Share.  Book value per common equivalent share, which includes the Series A Preferred Stock, will decrease 6.24% from $8.49 on a historical basis to $7.96 on a pro forma basis as of March 31, 2007.

•
Financial Effects of the Reorganization. We estimate that professional fees and other expenses related to the transaction will total approximately $110,000.  We estimate these expenses will be as follows:

SEC filing fees	$240
Legal fees	65,000
Accounting Fees	6,500
Financial Advisor	35,000
Printing and mailing costs	2,500
Miscellaneous	760
Total	$110,000

We plan to pay these fees and expenses out of our existing working capital and a line of credit and do not expect that the payment of these expenses will have a material adverse effect on our capital adequacy, liquidity, results of operations or cash flow.

•
Elimination of Protection Under Section 16 of the Securities Exchange Act.  Because neither our common stock nor Series A Preferred Stock will be registered under the Securities Exchange Act, beginning 90 days after the effectiveness of the Reorganization, the Company will no longer be entitled under Section 16 of the Securities Exchange Act to any “short-swing” profits realized by its directors, officers or 10% shareholders on purchases and sales of the Company’s securities that occur within a six-month period.

Other Effects:

•
Conduct of Business After the Reorganization.  We expect our business and operations to continue as they are currently being conducted and, except as disclosed below and for the additional management and staff time that will be available for non-SEC-related activities, the transaction is not anticipated to have any effect upon the conduct of our business.

•
Raising Additional Capital and Obtaining Financing After the Reorganization.  In light of the limited market for our common stock and the availability of capital from sources other than public markets, we believe the termination of our status as an SEC-registered company will not have a significant impact on any future efforts to raise additional capital.  If we need to raise additional capital to support growth in the future, we have several financing alternatives that will not be affected by our deregistration, including raising additional equity through private offerings, issuing trust preferred securities or borrowing funds from a correspondent bank.

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Plans or Proposals.  Other than as described in this proxy statement, we do not have any current plans or proposals to effect any extraordinary corporate transaction such as a merger, reorganization or liquidation; to sell or transfer any material amount of our assets; to change our board of directors or management; to change materially our indebtedness or capitalization; or otherwise to effect any material change in our corporate structure or business.  As stated throughout this proxy statement, we believe there are significant advantages in effecting the Reorganization and becoming a non-reporting company.  Although management has neither the intention at present to enter into any of the transactions described above nor is involved with negotiations relating to any such transaction, there is always a possibility that we may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making a public or private offering of our shares, or any other arrangement or transaction we may deem appropriate.  We will disclose the terms of such a transaction at the appropriate time upon advice of counsel.

Effects of the Reorganization on Shareholders Generally

The Reorganization will have the following effects on shareholders regardless of whether they are affiliated or unaffiliated shareholders.  We expect, however, that no shares held by our affiliates will be cashed out or exchanged for Series A Preferred Stock because none of our affiliates will likely hold fewer than 631 shares of common stock of record at the effective time of the Reorganization.  The effects will vary depending on whether the shareholder receives cash or Series A Preferred Stock for some or all of his or her shares of Regional common stock or continues to hold his or her common stock following the Reorganization.  Because a shareholder may own shares in more than one capacity (for example, individually and through an individual retirement account), a shareholder may receive cash or Series A Preferred Stock for some of his or her shares of common stock while retaining ownership of other shares of common stock following the Reorganization.

The following sections describe the material effects that we expect to result from the Reorganization with respect to shares that are exchanged for cash or Series A Preferred Stock and shares that are unaffected by the Reorganization.  You may experience a combination of these effects if you receive cash or Series A Preferred Stock for some of your shares while retaining ownership of other shares of common stock.  The effects described below assume that 42,499 shares are exchanged for cash, that 123,856 shares are exchanged for Series A Preferred Stock, and that 578,316 shares of common stock remain outstanding after the Reorganization.

Shares Exchanged for Cash.  As to shares of our common stock that are exchanged in the Reorganization for cash, shareholders will experience the following effects:

Positive Effects:

•	Shareholders will receive $14.50 in cash per share, without interest.

•	Shareholders will be able to liquidate their ownership interests without incurring brokerage costs.

Negative Effects:

•	Shareholders will no longer have any equity or voting interest in Regional and will not participate in any future potential earnings or growth of the Company or in any shareholder votes.

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Shareholders likely will be required to pay federal and, if applicable, state and local income taxes on cash received in the Reorganization.  See “—Federal Income Tax Consequences of the Reorganization.”

Shares Exchanged for Series A Preferred Stock.  As to shares of our common stock that are exchanged in the Reorganization for Series A Preferred Stock, shareholders will experience the following effects:

Positive Effects:

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Diluted earnings per share will increase 4.69% from $0.64 per share on a historical basis to $0.67 per share on a pro forma basis for the year ended December 31, 2006 and will remain unchanged at $0.07 per share on a historical basis and a pro forma basis for the quarter ended March 31, 2007.  Additionally, basic earnings per share will increase 6.06% from $0.66 per share on a historical basis to $0.70 per share on a pro forma basis for the year ended December 31, 2006 and 14.29% from $0.07 per share on a historical basis to $0.08 per share on a pro forma basis for the quarter ended March 31, 2007.

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Holders of Series A Preferred Stock are entitled to receive, when and if declared and paid by Regional, out of funds at the time legally available for payment as dividends, an annual dividend in the amount of $0.20 per share, with any amounts in excess of $0.20 per share being payable at the discretion of the board of directors.  Our board of directors, which will be elected by the holders of the common stock after the Reorganization, also has the authority to declare future dividends on our common stock.  See “—Market for Common Stock and Dividends” for more information regarding our dividend policies.

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Holders of the Series A Preferred Stock will have a preference to holders of common stock upon any liquidation of the Company in an amount equal to the greater of the net book value per share of the Series A Preferred Stock or the common stock, in each case as of the end of the calendar quarter preceding the effective date of the liquidation, for each share of Series A Preferred Stock.

Neutral Effects:

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Holders of Series A Preferred Stock will have the right to receive the same type and amount of consideration as is received by each holder of common stock in the event of a Change in Control, with the amount being calculated as if the holder had converted his or her shares of Series A Preferred Stock to an equal number of shares of common stock immediately prior to the effectiveness of the Change in Control.  Thus, holders of the Series A Preferred Stock will participate equally with the holders of common stock in any sale of the Company.  The board views this as a neutral effect of the Reorganization, given that all shareholders will be able to realize the same value upon a change in control, regardless of whether the Reorganization is effected or of the class of stock they hold.

Negative Effects:

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The Series A Preferred Stock will not be traded on an exchange or automated quotation system, and fewer shares will be available to its holders for trading after the Reorganization than were available when the Company had only a single class of stock.  This represents a reduction in liquidity for the Series A Preferred shareholders, which may have an adverse effect on the market value of the stock they hold.

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Holders of Series A Preferred Stock will be entitled to vote only upon a change in control of the Company, which generally is a business combination resulting in the transfer of a majority of the outstanding common stock or the acquisition of all or substantially all of the Company’s assets.  Holders of Series A Preferred Stock will not be entitled to vote on the election of directors.

•	Book value per common equivalent share, which includes the Series A Preferred Stock, will decrease 6.24% from $8.49 on a historical basis to $7.96 on a pro forma basis as of March 31, 2007.

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Although we do not believe the issuance of the Series A Preferred Stock will be taxable to recipients, the Internal Revenue Service may not agree and could challenge our characterization.  See “—Federal Income Tax Consequences of the Reorganization” for more information.

Remaining Common Shareholders.  As to shares of our common stock that are not exchanged for cash or Series A Preferred Stock in the Reorganization, shareholders will experience the following positive and negative effects:

Positive Effects:

•	Common shareholders will continue to exercise sole voting control over the Company, except with respect to a change in control of the Company.

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Shareholders continuing to hold common stock after the Reorganization will have relatively increased voting control over the Company because the number of outstanding shares of common stock will be reduced.

Negative Effects:

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Our common stock will rank junior in priority to the Series A Preferred Stock because holders of Series A Preferred Stock will have a preference with respect to the distribution of an annual dividend by the Company and a preference upon any liquidation of the Company.

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Fewer shares of common stock will be available for trading after the Reorganization than were available when the Company had only a single class of stock.  This represents a reduction in liquidity for the common shareholders, which could cause a decrease in the market value of our common stock.  See “—Effect on Market for Shares” for more information.

Effects of the Reorganization on Affiliates

In addition to the effects the Reorganization will have on shareholders generally, which are described above, the Reorganization will have some additional positive and negative effects specifically on our executive officers and directors, each of whom may, as a result of his or her position, be deemed an affiliate of Regional.  As used in this proxy statement, the term “affiliated shareholder” means any shareholder who is a director or executive officer of Regional or the beneficial owner of 10% or more of Regional’s outstanding shares, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder.

Positive Effects:

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No Further Reporting Obligations or Restrictions Under Section 16 of the Securities Exchange Act. Beginning 90 days after the effective date of the Reorganization, our executive officers, directors and other affiliates will no longer be subject to the reporting and short-swing profit provisions of Section 16 of the Securities Exchange Act.  After that time, our affiliates may realize “short-swing” profits on purchases and sales of the Company’s securities that occur within a six-month period.  Currently, under Section 16 of the Securities Exchange Act, the Company would be entitled to receive any such short-swing profits from the affiliate.

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No Further Disclosure Obligations Under the Securities Exchange Act.  After the Reorganization, Regional will no longer be subject to the periodic reporting requirements of the Securities Exchange Act, and beginning 90 days after the effective date of the Reorganization, Regional will not be subject to the proxy, tender offer or short-swing profit reporting and recovery provisions of the Securities Exchange Act.  As a result, information about our affiliates’ compensation and stock ownership will no longer be publicly available.

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Consolidation of Management Ownership. As a result of the Reorganization, we expect that the percentage of beneficial ownership of Regional common stock held by our directors and executive officers as a group will increase from approximately 61.45% before the Reorganization to approximately 77.91% after the Reorganization.  See “Information About Regional and Its Affiliates—Stock Ownership by Affiliates” for information about the number of shares of common stock held by our directors, executive officers and significant shareholders.

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Improved Earnings Per Share.  Because each of our affiliates will retain his or her common stock in the Reorganization, his or her basic earnings per share will increase 6.06% from $0.66 per share on a historical basis to $0.70 per share on a pro forma basis for year ended December 31, 2006 and 14.29% from $0.07 per share on a historical basis to $0.08 on a pro forma basis for the quarter ended March 31, 2007.  Diluted earnings per share will increase 4.69% from $0.64 per share on a historical basis to $0.67 per share on a pro forma basis for the year ended December 31, 2006 and remain unchanged at $0.07 per share on a historical basis and a pro forma basis for the quarter ended March 31, 2007.

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Elimination of Liability Under Section 18 of the Securities Exchange Act.  Because the Company will no longer be required to file any reports under the Securities Exchange Act, our affiliates will no longer be subject to liability under Section 18 with respect to such reports.  Currently, if any of our affiliates make a statement in any of the Company’s filings under the Securities Exchange Act that, in light of the circumstances at the time the statement is made, is false or misleading with respect to any material fact, the affiliate may be liable under Section 18 of the Securities Exchange Act to any person that purchases or sells a security at a price that is affected by the statement.

Negative Effects:

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Decreased Book Value per Share.  Because each of our affiliates will retain his or her common stock in the Reorganization, his or her book value per common equivalent share, which includes the Series A Preferred Stock, will decrease 6.24% from $8.49 on a historical basis to $7.96 on a pro forma basis as of March 31, 2007.

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Rule 144 Not Available. Because our common stock will not be registered under the Securities Exchange Act after the Reorganization, executive officers and directors of Regional will be deprived of the ability to dispose of their shares of Regional common stock under Rule 144 of the Securities Act of 1933, which provides a “safe harbor” for resales of stock by affiliates of an issuer.  As a result, they will need to resell their shares in a private transaction, which could result in reduced liquidity for the recipient and a lower purchaser price for the shares.

Effects of the Reorganization on Unaffiliated Share

In addition to the effects the Reorganization will have on shareholders generally, which are described above, the Reorganization will also have the following negative effects on our unaffiliated shareholders:

Reduction in Publicly Available Information.  Regional will no longer be required to file public reports of its financial condition and other aspects of its business with the SEC after the Reorganization.  Specifically, we will no longer be required to make public disclosures regarding executive compensation, corporate governance matters, or management stock ownership.  As a result, unaffiliated shareholders will have less legally-mandated access to information about our business and results of operations than they had prior to the Reorganization.  Our affiliated shareholders, however, because of their positions as directors and/or executive officers of the Company, will continue to have continuous access to all information regarding our financial condition and other aspects of our business.

Elimination of Protections Under Section 18 of the Securities Exchange Act.  Because the Company will no longer be required to file any reports under the Securities Exchange Act, our unaffiliated shareholders will no longer be afforded the protections under Section 18 with respect to false or misleading statements in such reports.  Currently, if the Company or any of its affiliates makes a false or misleading statement with respect to any material fact in any of the Company’s filings under the Securities Exchange Act, in light of the circumstances at the time the statement was made, the Company or the affiliate may be liable under Section 18 of the Securities Exchange Act to any person who purchases or sells a security at a price that is affected by the statement.

Recommendation of the Board of Directors; Fairness of the Reorganization

The board believes that the Reorganization is substantively and procedurally fair to Regional’s unaffiliated shareholders who will receive cash, to those who will receive Series A Preferred Stock, and to those who will retain their shares of common stock following the transaction.  The board of directors, including those directors who are not employees of Regional, has approved, and recommends that the shareholders approve the Plan.

Each director and executive officer is deemed a “filing person” in connection with this transaction.  As filing persons, they have each determined in their individual capacity that the Reorganization is substantively and procedurally fair to our unaffiliated shareholders in each of the constituencies described above.  No individual filing person, however, is making any recommendation to shareholders as to how to vote.  See “—Determination of Fairness by Regional Affiliates” for information regarding the filing persons’ fairness determination.

All of our directors and executive officers have indicated that they intend to vote their shares of common stock (and any shares with respect to which they have or share voting power) in favor of the Plan.  Our directors and executive officers beneficially own approximately 61.45% of our outstanding common stock.  Although the board as a whole recommends that the shareholders vote in favor of the Plan for the reasons set forth in “—Reasons for the Reorganization,” no director or executive officer is making any recommendation to the shareholders in his or her individual capacity.

We considered a number of factors in determining to approve the Reorganization, including the effects described under “—Effects of the Reorganization on Regional,” “Effects of the Reorganization on Shareholders Generally,” “—Effects of the Reorganization on Affiliates” and “—Effects of the Reorganization on Unaffiliated Shareholders,” and the factors described under “Purpose of the Reorganization” and “—Reasons for the Reorganization.”  The board also reviewed the tax and pro forma financial effects of the Reorganization on Regional and its shareholders.  See “—Federal Income Tax Consequences of the Reorganization” and “Pro Forma Consolidated Financial Information.”

After the Reorganization, Regional’s common stock will not be registered under the Securities Exchange Act.  The board considered the views of management regarding the cost savings to be achieved by eliminating the reporting and disclosure requirements related to the registration of the common stock under the Securities Exchange Act, including indirect savings resulting from reductions in the time and effort currently required of management to comply with the reporting and other requirements associated with continued registration of the common stock under the Securities Exchange Act.  Similarly, the board also considered the prospective decrease in the administrative expense we will incur in connection with soliciting proxies for routine special meetings of shareholders.  Management determined that the Reorganization would result in the cost savings described in “—Reasons for the Reorganization.”

Additionally, the board considered the effect that terminating the registration of the common stock would have on the market for our common stock and the ability of shareholders to buy and sell shares.  However, the board determined that, even as an SEC-registered company, Regional has not had an active, liquid trading market for its common stock and that its shareholders derive little relative benefit from its status as an SEC-registered company.  For example, even as an SEC-registered company, Regional only had approximately 20,000 shares (representing approximately 2.8% of its outstanding common stock) trade, to management’s knowledge, on 15 different trading days between March 2006 and March 2007.  The board determined that the cost savings and reduced management time to be achieved by terminating registration of the common stock under the Securities Exchange Act outweighed any potential detriment from eliminating the registration.

We considered alternatives to the proposed deregistration transaction but ultimately approved the Reorganization proposal.  Please read the discussion under “—Alternatives Considered” for a description of these alternatives.

Substantive Fairness. The board considered numerous factors, discussed below, in reaching its conclusions that the Reorganization is substantively fair to our unaffiliated shareholders who will receive cash, to those who will receive Series A Preferred Stock, and to those who will retain their shares of common stock.  In reaching these conclusions, the board considered all of the factors as a whole and did not assign specific weights to particular factors:

Shareholders Receiving Cash

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Opinion of Independent Financial Advisor.  Howe Barnes, as the independent financial advisor to the board of directors, has delivered its opinion that the $14.50 per share to be paid in the Reorganization is fair to Regional’s shareholders who will be cashed out under the Plan.  The board reviewed and considered the financial analyses presented to the board in connection with the opinion and adopted the advisor’s conclusions and analyses as its own.  The board considered the conclusions drawn in the fairness opinion as factors supporting its recommendation to approve the Plan and its conclusion as to the fairness of the cash consideration to unaffiliated shareholders who would receive cash for their shares.  Because the fairness opinion addressed the financial fairness of the Plan to all shareholders as a group and the Plan does not distinguish between affiliates and non-affiliates as to its effects, the board also viewed the opinion as a factor supporting its conclusion as to fairness of the cash consideration to unaffiliated shareholders who will receive Series A Preferred Stock and to those retaining their shares of common stock under the Plan.

A copy of the opinion is attached as Appendix E.  See “Opinion of Independent Financial Advisor” for additional information.

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Historical Market Prices of our Common Stock.  The price per share to be paid in the Reorganization represents a 12% premium over the last known trading price for our common stock prior to announcement of the Reorganization and over the average known trading price for 2006.  The board viewed this premium as being substantively fair to each group of unaffiliated shareholders (those receiving cash, those receiving Series A Preferred Stock and those retaining their shares) based on the involuntary nature of the transaction and information provided to the board by Howe Barnes regarding premiums paid in similar transactions as more fully described in “—Opinion of Financial Advisor” below.  Our stock is not listed on an exchange, however, and there is not an organized trading market for our common stock.  To our knowledge, the trading prices for the common stock during the past two years have ranged from $10.00 to $14.00 per share and the total trading volume has been approximately 24,266 shares.  We have never repurchased any shares of our common stock.  As a result, the historical market prices of our common stock formed only a minimal factor supporting its recommendation to approve the Plan and its conclusion as to the fairness of the cash consideration to unaffiliated shareholders, including those who would receive cash and those who would retain an equity interest in Regional following the Reorganization.

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Earnings.  The price per share that will be paid to shareholders receiving cash in the Reorganization reflects a multiple of 21.97 times Regional’s earnings per share for the year ended December 31, 2006 and 207.74 times its earnings per share for the quarter ended March 31, 2007.  The board viewed this multiple, coupled with its analysis as to the premium described above, as a factor supporting its decision to approve the Plan and its conclusion as to the fairness of the cash consideration to unaffiliated shareholders, including those who would receive cash for their shares and those who would retain an equity interest in Regional following the Reorganization.

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Book Value:  The price per share to be paid in the Reorganization reflects a multiple of 1.73 times Regional’s December 31, 2006 book value and 1.71 times its March 31, 2007 book value per share.  Although book value was a factor, among others, that the board considered in determining the cash consideration to be paid to shareholders receiving cash in the Reorganization, the board determined that it was not directly relevant because book value is a historical number that may not reflect the fair market values of our assets and liabilities.

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Liquidity Provided.  The Reorganization will provide liquidity, without brokerage costs, to shareholders who will receive cash for their shares.  We believe this provides a significant benefit to investors seeking a more liquid investment alternative, given the lack of an active, organized market for our stock.  The board considered the opportunity to provide this liquidity as a factor supporting its recommendation to approve the Plan and its conclusion as to the fairness of the cash consideration to unaffiliated shareholders receiving cash in the Reorganization.

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Tax Consequences.  The board considered that, except with respect to shareholders who have acquired their shares within the prior 12 months, the cash consideration offered in the Reorganization would be taxed as a long-term capital gain for shareholders terminating their actual and constructive stock ownership in the Company.  Although the transaction would result in a taxable event to unaffiliated shareholders receiving cash in the Reorganization, the board determined that this negative factor was mitigated somewhat by the positive factor that the cash to be received by these shareholders would likely receive tax-advantaged long-term capital gains treatment.

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Absence of Firm Offers.  The board considered the absence of any firm offers for the acquisition of our company, the fact that the board has no plans to seek an acquisition of our company in the foreseeable future and its opinion that firm offers are not likely to be forthcoming as factors tending to support its recommendation to approve the Reorganization and its conclusion as to the fairness of the cash consideration to unaffiliated shareholders, including those who would receive cash for their shares and those who would retain their equity interest in Regional following the Reorganization.

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Liquidation Value.  Given its determination that the $14.50 per share cash consideration represented a premium over book value, the board did not consider Regional’s liquidation value in its fairness determination in light of the following reasons.  First, because the vast majority of a bank’s assets and liabilities are monetary assets whose book values generally approximate their fair market values, the liquidation values of these assets and liabilities would generally command material discounts both to fair market value and, accordingly, book value.  In addition to the liquidation discounts, because the liquidation of a financial institution is an extremely expensive and time-consuming process involving significant regulatory procedures and numerous regulatory approvals, the costs of the liquidation of a financial institution further reduce any net assets that would otherwise be available to shareholders following liquidation.  In light of these factors, and because the Reorganization consideration was greater than Regional’s book value, the board of directors concluded that the determination of a liquidation value was not material to the financial fairness of the transaction.  However, it is not possible to predict with certainty the future value of our assets or liabilities or the intrinsic value that those assets or liabilities may have to a specific buyer that has not been identified.  As a result, although we believe the possibility is remote, the liquidation of our assets and liabilities could conceivably produce a higher value than our value as a going concern.

Factors Affecting Both Shareholders Receiving Series A Preferred Stock and Shareholders Retaining Common Stock

In addition to the effects of the cash payment under the Plan on shareholders who will receive Series A Preferred Stock or retain their common stock as described in “-Shareholders Receiving Cash-Opinion of Financial Advisor,” “—Historical Market Prices of Our Common Stock, “—Earnings,” “—Absence of Firm Offers” and “—Liquidation Value” above, the following factors will affect both of these groups of shareholders and were considered in the board’s determination as to the substantive fairness of the Reorganization to each group.

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Equity Interest in the Company.  Shareholders receiving Series A Preferred Stock and those retaining their common stock will continue to hold an equity interest in the Company and will continue to have the opportunity to participate in any future growth and earnings, including any future sale or change in control of the Company.  The board viewed this factor as supporting its determination of fairness to these groups of unaffiliated shareholders because fewer shareholders will be forced to involuntarily liquidate their equity interests in the Company than if the board had selected to structure the Reorganization as a cash-out merger without the Series A Preferred Stock.

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Earnings Per Share.  Diluted earnings per share will increase 4.69% from $0.64 per share on a historical basis to $0.67 per share on a pro forma basis for the year ended December 31, 2006 and remain unchanged at $0.07 per share on a historical basis and a pro forma basis for the quarter ended March 31, 2007.  The board viewed the effect on diluted earnings per share as a factor, among others, that supported its conclusion of substantive fairness of the Reorganization to shareholders receiving Series A Preferred Stock and to those retaining their common stock because the Series A Preferred shareholders will continue to share in the earnings of the Company with the common shareholders.  Basic earnings per share will increase 6.06% from $0.66 per share on a historical basis to $0.70 per share on a pro forma basis for the year ended December 31, 2006 and 14.29% from $0.07 per share on a historical basis to $0.08 per share on a pro forma basis for the quarter ended March 31, 2007.  Although the board noted basic earnings per share will increase, it did not consider that to be a material factor in determining fairness because earnings will not be available for distribution to the common shareholders unless the Series A shareholders first receive an annual dividend in the amount of $0.20 per share.  As a result, the board believes diluted earnings per share is a more meaningful financial ratio because it includes the outstanding shares of Series A Preferred Stock.

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Book Value Per Common Equivalent Share.  Book value per common equivalent share, which includes the Series A Preferred Stock, will decrease approximately 6.31% from $8.40 on a historical basis to $7.87 on a pro forma basis as of December 31, 2006 and 6.24% from $8.49 on a historical basis to $7.96 on a pro forma basis as of March 31, 2007.  The decrease in book value per common equivalent share is due to transaction costs of approximately $110,000 and the repurchase of 42,499 shares totaling $616,236.  The board viewed the decrease as nominal and believes the effect on book value is essentially neutral to shareholders receiving Series A Preferred Stock and those retaining their common stock, given that the decrease in book value affects both of these constituencies.

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Tax Consequences.  The board noted that the Reorganization should not result in a taxable event for shareholders receiving Series A Preferred Stock and would not result in a taxable event for shareholders retaining their shares of common stock.  These tax consequences contributed to the board’s recommendation and conclusion as to the substantive fairness of the Reorganization to unaffiliated shareholders who will receive Series A Preferred Stock and those who will retain their shares of common stock following the Reorganization.  See “—Federal Income Tax Consequences of the Reorganization” for more information regarding the tax consequences of the Reorganization.

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Loss of Benefits of SEC Registration of our Stock.  After the Reorganization, neither our common stock nor our Series A Preferred Stock will be registered under the Securities Exchange Act.  This will greatly reduce the amount of information that is publicly available about the Company, including detailed analyses by management of our financial results, current reports of significant corporate events, copies of material contracts involving the Company, and information as to executive and director compensation and stock ownership.  It will also eliminate certain corporate governance safeguards resulting from the Sarbanes-Oxley Act, such as the requirement for an audited report on our internal controls and disclosure requirements relating to our audit committee, code of ethics and director nominations process.  Additionally, beginning 90 days after the effective date of the Reorganization, our executive officers, directors and other affiliates will no longer be subject to the provisions of Section 16 of the Securities Exchange Act, which allow the Company to recover profits realized by its insiders as a result of their trading in Company securities under certain circumstances.  The board noted that while the loss of the benefits of SEC registration was, standing alone, a negative factor in its fairness determination, the fact that detailed financial data about the Company and the Bank would continue to be publicly available from the Federal Reserve Board and the FDIC after the Reorganization and that the Company would continue to provide its audited financial statements to shareholders provided offsetting benefits.

Additional Factors Affecting Shareholders Receiving Series A Preferred Stock

In making its determination that the Reorganization was fair to shareholders receiving Series A Preferred Stock, the board considered the relative advantages and disadvantages of the following terms of the Series A Preferred Stock:

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Dividend.  The holders of the Series A Preferred Stock will be entitled to receive an annual dividend in the amount of $0.20 per share.  As a result, holders of Series A Preferred Stock will be entitled to receive payment of a fixed dividend, while common shareholders are entitled only to discretionary dividends as and when declared by our board of directors.  The board viewed this dividend as a benefit to the shareholders receiving Series A Preferred Stock.

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Treatment Upon a Change in Control.  Holders of Series A Preferred Stock will have the right to receive the same type and amount of consideration as is received by each holder of common stock in the event of a change in control of the Company, with the amount being calculated as if the holder had converted his or her shares of Series A Preferred Stock to an equal number of shares of common stock immediately prior to the effectiveness of the change in control.  As a result, holders of the Series A Preferred Stock will participate in any value received as a result of any future sale of the Company at the same value per share as the holders of the common stock.  The board viewed this provision as having a neutral effect on the shareholders receiving Series A Preferred Stock, given that all shareholders will be able to realize the same value upon a change in control, regardless of whether the Reorganization takes place or of the class of stock they hold.

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Limited Voting Rights.  Except as otherwise provided by law, the holders of the Series A Preferred Stock will be entitled to vote only upon a proposed change in control of the Company.  The holders of the Series A Preferred Stock will not be entitled to vote on the election of directors and will therefore have no influence on the future composition of the board of directors or senior management team of the Company.  Furthermore, a change in control of the Company is not presently contemplated and may never occur.  The board noted, however, that the shareholders receiving Series A Preferred Stock currently have limited influence on shareholder votes, because those shareholders only held an aggregate of approximately 16.51% of our outstanding common stock as of March 31, 2007.  The board viewed the limited voting rights as a negative factor for the shareholders receiving Series A Preferred Stock.

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Liquidation Preference.  In the event of the liquidation or dissolution of the Company, before any payment is made to the holders of the common stock, the holders of the Series A Preferred Stock will be entitled to be paid in full (on a per-share basis) an amount equal to the greater of the net book value per share of the Series A Preferred Stock or the common stock, in each case as of the end of the calendar quarter preceding the effective date of the liquidation or dissolution.  As a result, upon the liquidation or dissolution of the Company, the holders of the Series A Preferred Stock will be paid before any payment is made to the common shareholders.  Although the board acknowledged that the liquidation preference is not likely to affect shareholders in the near term, it nevertheless viewed it as a benefit to the shareholders receiving Series A Preferred Stock.

While the board viewed the limited voting rights as a negative factor for the shareholders receiving Series A Preferred Stock, the board concluded that the overall terms of Series A Preferred Stock were fair to the shareholders receiving this stock because the Series A Preferred Stock includes an annual dividend, a liquidation preference and equal voting and participation rights with respect to the common stock in the event of a change of control of the Company.  Additionally, both the common and Series A Preferred shareholders will continue to have an opportunity to participate in any future growth and earnings of the Company.

Additional Factors Affecting Shareholders Retaining Shares of Common Stock:

In making its determination that the Reorganization was fair to shareholders retaining their common stock, the board considered the relative advantages and disadvantages of the following terms of the common stock:

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Voting Rights.  Holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote, including but not limited to a proposed change in control of the Company and the election of directors.  The board viewed these voting rights as a benefit to the shareholders retaining common stock.

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Junior in Priority to Series A Preferred Stock.  The Series A Preferred Stock will rank senior in priority to the common stock with respect to dividend rights and rights related to the liquidation or dissolution of the Company.  In the event of the liquidation or dissolution of the Company, before any payment is made to the holders of common stock, the holders of the Series A Preferred Stock will be entitled to be paid in full (on a per-share basis) an amount equal to the greater of the net book value per share of the Series A Preferred Stock or the common stock, in each case as of the end of the calendar quarter preceding the effective date of the liquidation or dissolution.  As a result, upon the liquidation or dissolution of the Company, the holders of Series A Preferred Stock will be entitled to payment before any payment is made to the holders of common stock.  Additionally, the holders of Series A Preferred Stock will be entitled to receive an annual dividend in the amount of $0.20 per share.  The board viewed the liquidation and dividend provisions of the Series A Preferred Stock as a disadvantage to the shareholders retaining common stock.  The board believes the subordination of the common stock to the Series A Preferred Stock is fair to the shareholders retaining common stock, however, because the common shareholders will continue to have unlimited voting rights.

Determination of Exchange Ratio

While the Series A Preferred Stock has limited voting rights, the board determined that the value of the Series A Preferred Stock is equivalent to the value of the common stock because the Series A Preferred Stock votes and participates equally in the event of a change in control and contains superior dividend and liquidation rights to the common stock that in the board’s subjective view collectively provide equally offsetting value for its limited voting rights.  This determination was made based on the board’s review of the relative rights and preferences of Series A Preferred Stock as compared to the common stock, and no quantitative analysis of the value of Series A Preferred Stock or common stock was considered.  Specifically, the board weighed subjectively the collective advantages of the Series A Preferred Stock—the existence and amounts of the dividend and, to a lesser extent, liquidation preferences—against the relative advantages of the common stock, such as unlimited voting rights and the resulting right to select the Company’s board of directors and thereby determine its strategic direction, and determined that those rights were in balance.  It also weighed subjectively the relative disadvantages of the two classes—the general lack of voting power, as mitigated by the right to vote on a change of control, in the case of the Series A Preferred Stock and the subordination in terms of rank, dividends and liquidation preference in the case of the common stock, and determined that the relative drawbacks were also in balance.  Finally, it considered the benefits that would be shared by the classes, such as the voting and consideration payable upon a change in control and the ability to benefit from the expense savings of the Reorganization and share in future growth of the Company, and determined that these represented factors that would have the same immediate and long-term effect on the value of each class.  As a result of these analyses, the board determined that the advantages and disadvantages of the terms of the Series A Preferred Stock were in balance compared to those of our common stock and that a one-for-one exchange ratio was therefore appropriate.

Although the Series A Preferred Stock has substantially different rights and preferences from our common stock, the board believes that the value of the Series A Preferred Stock is equivalent to our common stock.  Although the Series A Preferred Stock is generally nonvoting, it will enjoy an annual dividend, which the Company has not historically declared.  The board determined subjectively and in its business judgment based on its discretionary view of the matter, that the decrease in value based on the nonvoting nature of the Series A Preferred Stock is balanced by an increase in value attributable to the increased dividend flow, particularly in view of the right of the Series A Preferred Stock to vote on a change in control of the Company, which the board viewed as a mitigating factor with respect to the loss of voting power.  The liquidation preference, while an advantage for the Series A Preferred Stock, is not as significant in the banking industry as it is in others, and the board therefore gave it less weight than the other factors it considered in determining the relative balance of the value of the two classes of stock.  Because the board believes the value of the Series A Preferred Stock is equivalent to the value of the common stock, the actual cash value of the shares in each class is immaterial to the determination of the fairness of the Reorganization because those values would be the same.  Additionally, an appraisal of the Series A Preferred Stock was not necessary for tax purposes because the Company determined that the Reorganization should not be taxable to shareholders receiving Series A Preferred Stock or to shareholders retaining common stock.  As a result, the board decided not to seek an independent valuation or appraisal of the Series A Preferred Stock.

In the board’s opinion, the qualitative advantages and disadvantages of the terms of the Series A Preferred Stock are balanced as compared to the rights related to our common stock.  Therefore, the board determined no quantitative analysis, such as a review of the current, historical or repurchase prices of our common stock, our net book value or going concern value, or the liquidation value of our assets, was necessary and did not undertake a quantitative analysis with respect to the establishment of the Series A Preferred Stock’s terms or determination of the exchange ratio.  For the same reasons, the board also did not request or receive any reports, opinions or appraisals from any outside party relating to the value of the Series A Preferred Stock.  There have not been any firm offers to acquire the Company.

Procedural Fairness.  The board of directors, including those who are not employees of Regional, has unanimously approved the Reorganization and the Plan and is seeking shareholder approval of the Plan.  All of our affiliates, which includes all of our directors and executive officers, participated in the board discussions regarding pursuing a transaction designed to allow the Company to deregister its common stock.  Each of our affiliates potentially has a conflict of interest with respect to the Reorganization because he or she is in a position to structure the Reorganization in a way that benefits his or her interests differently from the interests of the unaffiliated shareholders.  As described under “—Effects of Reorganization on Affiliates” on page 19, the Reorganization will have various positive effects on our affiliates that it will not have on unaffiliated shareholders.  In particular, we anticipate that no shares of common stock held by our affiliates will be exchanged for cash or Series A Preferred Stock in the Reorganization.  Because there will be fewer outstanding shares of common stock after the Reorganization, the affiliates will own a larger relative percentage of the outstanding common stock after the Reorganization, and the common stock will continue to have voting rights as compared to the Series A Preferred Stock, which will have limited voting rights.

The affirmative vote of two-thirds of the votes eligible to be cast will be required to approve the Plan.  Approval by a majority of unaffiliated shareholders is not required.  The board considered such a provision unnecessary in light of the facts that:  (i) the provisions of the Reorganization apply regardless of whether a shareholder is an affiliate; and (ii) two-thirds of the outstanding shares eligible to vote must vote in favor of the Reorganization in order to effect it.

The board also noted that shareholders who wish to increase their record holdings in order to avoid the exchange of their Regional common stock for cash or Series A Preferred Stock may do so by consolidating their shares under a single holder of record, purchasing shares of Regional common stock from other shareholders prior to the effective time of the Reorganization or placing them in “street name” with a broker holding more than 126 shares, in order to avoid receiving cash, or at least 631 shares, in order to avoid receiving Series A Preferred Stock.  Conversely, shareholders who wish to receive cash or Series A Preferred Stock but hold more than the applicable threshold number of shares of common stock may subdivide or sell their common stock before the Reorganization is effected.  In either case, shareholders may have difficulty finding buyers or sellers of our common stock because the market for our stock is inactive and our common stock is not traded or listed on an exchange or quotation system.  Regional’s shareholder list is available for inspection by shareholders in accordance with state law, as described more fully below, and shareholders wishing to buy or sell shares in order to obtain cash or preferred stock or to retain their common stock may review the list or contact our President or Chief Financial Officer to authorize them to provide their names to potential counterparties requesting such information.

In addition, shareholders will be entitled to dissenters’ rights under South Carolina law.  This further supports the procedural fairness to all shareholders, as it provides an alternative process by which dissenting shareholders may obtain the fair value of their shares in cash.  See “Dissenters’ Rights” and Appendix C.

No unaffiliated representative acting solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the Reorganization or preparing a report covering its fairness, except for the opinion of our independent financial advisor with respect to the price to be paid to shareholders receiving cash in the Reorganization, was retained by Regional or by a majority of directors who are not employees of Regional.  The board concluded that the retention of an unaffiliated shareholder representative was not necessary because both unaffiliated and affiliated shareholders may exercise dissenters’ rights under South Carolina law.  We expect, however, that no shares held by our affiliates will be exchanged for cash or Series A Preferred Stock because all of our affiliates will likely hold 631 or more shares of record at the effective time of the Reorganization.  After consideration of the factors described above, the board believes that the Reorganization is procedurally fair notwithstanding the absence of an unaffiliated shareholder approval requirement or unaffiliated representative.

We have not made any provision in connection with the Reorganization to grant unaffiliated shareholders access to our corporate files, except as provided under the South Carolina Code.  Section 33-16-102 of the South Carolina Code permits shareholders to inspect and copy, upon five days’ prior written notice and during regular business hours at our main office, the following records:  (1) our articles of incorporation; (2) our bylaws; (3) resolutions adopted by our board of directors authorizing the common stock and Series A Preferred Stock and setting their respective terms; (4) the minutes of all shareholders’ meetings, and records of any actions taken by shareholders without a meeting, for the past ten years; (5) all written communications to shareholders as a group within the past three years, including the financial statements furnished to shareholders for the past three years; (6) a list of the names and business addresses of our current directors and officers; (7) our most recent annual report delivered to the South Carolina Department of Revenue; and (8) for holders of at least one percent of our outstanding common stock (or, after the Reorganization, our Series A Preferred Stock), our federal and state income tax returns for the last ten years.

Additionally, shareholders are entitled to inspect and copy, upon five days’ prior written notice and during regular business hours at a reasonable location specified by Regional, any of the following records:  (1) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board, minutes of any meeting of the shareholders, and records of action taken by the shareholders or board of directors without a meeting, to the extent not subject to inspection as described in the preceding paragraph; (2) our accounting records; and (3) our shareholder list.  A shareholder may only inspect and copy these three types of records if:  (1) his or her demand is made in good faith and for a proper purpose; (2) he or she describes with reasonable particularity his or her purpose and the records he or she desires to inspect; and (3) the records are directly connected with this purpose.  The board determined that these access provisions, together with the disclosure contained in this proxy statement and Regional’s other filings with the SEC, provide adequate information for unaffiliated shareholders to make an informed decision with respect to the Reorganization.

In addition, the board did not consider it necessary to obtain legal counsel for unaffiliated shareholders.  For the reasons described in “—Determination of Exchange Ratio” above, the board did not deem it necessary to obtain an appraisal of the Series A Preferred Stock when it was setting the terms of the Series A Preferred Stock and the Reorganization.  If a dissenters’ proceeding remains unsettled and requires litigation, however, the Company will be required to pay for any court-appointed appraiser(s) unless the court orders otherwise based on the dissenter’s failure to act in good faith or for similar equitable reasons.

In deciding not to adopt these additional procedures, the board also took into account factors such as Regional’s size and the cost of such procedures.  While these procedures would provide additional procedural protections for shareholders, the board determined that they were not necessary to ensure the procedural fairness of the Reorganization because, in its view, the availability of dissenters’ rights, the ability of the shareholders to vote on the transaction as a single class, the supermajority approval requirement and the time and means afforded to shareholders to obtain their desired consideration in the Reorganization were sufficient to support the board’s determination that the transaction is procedurally fair to each shareholder constituency.

After consideration of the factors described above, the board of directors has determined that the Reorganization is procedurally fair, notwithstanding the absence of an unaffiliated shareholder approval requirement, an unaffiliated shareholder representative and the provision of legal counsel at Regional’s expense, to Regional’s unaffiliated shareholders who will receive cash, those who will receive Series A Preferred Stock, and those who will retain their shares of common stock in the Reorganization.  Additionally, the board believes that the Reorganization is substantively fair to each of these constituencies.  Finally, the board has determined that the Reorganization is substantively and procedurally fair to affiliated shareholders for the same reasons specified as to unaffiliated shareholders, given that its terms do not distinguish between these groups.

Determination of Fairness by Interim Corporation and Regional Affiliates

Regional Interim Corporation (“Interim”) was organized for the sole purpose of facilitating the Reorganization.  Its sole shareholder, director and executive officer is Curtis A. Tyner, Sr., who is also Regional’s President and Chief Executive Officer.  Our affiliates consist of our directors and executive officers:

Francine P. Bachman	Shannon R. Morrison
T. James Bell, Jr.	Randolph G. Rogers
Peter Collin Coggeshall, Jr.	Gosnold G. Segars
Terry M. Hancock	Howard W. Tucker, Jr.
Franklin Hines	Curtis A. Tyner, Sr.
J. Richard Jones, Jr.	Patricia M. West
Woodward H. Morgan, III

These affiliates, in addition to Interim, are deemed to be “filing persons” for purposes of this transaction.

For Interim and each of our affiliates, its purpose and reasons for engaging in the Reorganization, alternatives considered and analyses regarding substantive and procedural fairness of the Reorganization to unaffiliated shareholders receiving cash or Series A Preferred Stock in the Reorganization and to those retaining their shares of common stock were the same as those of the board of directors, and Interim and each of these affiliates adopted the analyses of the board of directors with respect to these issues.  Based on these factors and analyses, Interim and each of our affiliates has concluded that the Reorganization is procedurally and substantively fair to our unaffiliated shareholders who will receive cash or Series A Preferred Stock and to its unaffiliated shareholders who will retain their shares of common stock.

Opinion of Independent Financial Advisor

Howe Barnes has acted as the independent financial advisor to Regional in connection with the Reorganization.  On January 18, 2007, Regional formally retained Howe Barnes to act as its independent financial advisor with respect to the Reorganization.  Howe Barnes’ financial advisory role included providing a valuation range of Regional’s common shares to be cashed out as part of the Plan and issuing an opinion as to the fairness to Regional’s shareholders, from a financial point of view, of the price to be paid to shareholders who will receive cash under the Plan.

Howe Barnes prepared its valuation report as of March 22, 2007 and determined that the fair value of the common shares to be cashed-out as part of the Reorganization ranged from $11.50 to $13.70 per share.  Regional’s board, after an extensive evaluation of Howe Barnes’ valuation report, set and approved the Cash-out Price in the Reorganization at $14.50 per common share.  The ultimate decision and responsibility as to the pricing of the shares was made by the board of Regional.

Howe Barnes delivered to Regional’s board of directors a written opinion, dated March 22, 2007, stating that the Cash-out Price, as determined by the board of Regional, was fair, from a financial point of view, as of the date of the opinion, to all Regional shareholders.  Howe Barnes’ opinion may not be quoted, used or circulated for any other purpose without its prior written consent, except for inclusion in this proxy statement.  Howe Barnes has consented to the use of its opinion in this proxy statement and to the disclosure regarding such opinion contained in this proxy statement.

 In connection with providing its fairness opinion and other services rendered in connection the Reorganization, Howe Barnes received no specific instructions from Regional’s board of directors other than to provide the board of directors with an opinion stating whether or not the Cash-out Price would be fair to the Company’s shareholders from a financial point of view. No limitation was imposed on Howe Barnes with respect to the scope of Howe Barnes’ investigation in rendering its services.

A copy of Howe Barnes’ written opinion dated March 22, 2007, which sets forth the assumptions made, matters considered and extent of review by Howe Barnes, is attached to this proxy statement as Appendix E. You should read the fairness opinion carefully and in its entirety. The following summary of Howe Barnes’ opinion is qualified in its entirety by reference to the full text of the opinion. Howe Barnes’ opinion is addressed to the Company’s board of directors and does not constitute a recommendation to any shareholders as to how the shareholder should vote at the special meeting with regard to the Reorganization.

Background of Howe Barnes. Howe Barnes is a national investment banking firm, and we selected Howe Barnes as an advisor based on the firm’s reputation, its experience in investment banking, its extensive experience and knowledge of the banking market, its recognized expertise in the valuation of commercial banking businesses, its experience in going private transactions for public companies, and its familiarity with Regional. In addition, the Company’s management had previously discussed the Company’s “going dark” alternative to remaining a Securities Exchange Act reporting company with Howe Barnes. Howe Barnes, through its investment banking business, specializes in commercial banking institutions and is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions, competitive biddings and other corporate transactions.

Regional has agreed to pay Howe Barnes a fee as compensation for financial advisory services rendered in connection with the Reorganization, including a fee that was contingent on receipt of Howe Barnes’ written opinion. In addition, Regional has agreed to reimburse Howe Barnes for all reasonable expenses, incurred by it on Regional’s behalf, and to indemnify Howe Barnes against certain liabilities, including those which may arise under the federal securities laws. No material relationship has existed within the past two years between Regional, Howe Barnes or any of their respective affiliates. The Company anticipates that Howe Barnes will be selected to make a market in the Company’s stock after the Reorganization, but it does not anticipate Howe Barnes performing any other services for the Company in the near future.

Factors Considered. Prior to rendering its opinion, Howe Barnes reviewed and analyzed, among other things, (i) the terms of the Reorganization, (ii) the Company’s annual report to shareholders and financial statements as filed on Form 10-KSB as amended for each of the three years ended December 31, 2004, 2005 and 2006, (iii) the Company’s quarterly reports and financial statements as filed on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, (iv) certain information regarding the historical record of reported prices and trading activity of Regional’s common stock, (v) certain reported financial terms of selected recent going private transactions which Howe Barnes deemed to be relevant, (vi) publicly available business financial information regarding Regional, (vii) certain forecasts and supporting information prepared by our management with respect to the Reorganization, (viii) discussions with the Company’s management regarding the background of the Reorganization and reasons and basis for the Reorganization and management’s opinion of future business prospects for the Company, and (ix) other studies, analyses and investigations, particularly of the banking industry, and such other information as Howe Barnes deemed appropriate. Howe Barnes did not obtain, make or receive any independent appraisal or evaluations with respect to the Company’s assets or liabilities. It also did not make or receive any analyses or evaluations of the rights of shareholders, creditors or others holding any claims or rights against the Company.

Summary of Financial Analyses. In connection with rendering its opinion to Regional’s board of directors, Howe Barnes performed a variety of financial and comparative methodologies, which are summarized briefly below. Moreover, Howe Barnes believes that these analyses must be considered as a whole and that selecting portions of them and the factors considered by Howe Barnes, without considering all of those analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of Howe Barnes’ written opinion as to the fairness, from a financial point of view, that is based on those analyses. The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of those analyses. In its full analysis, Howe Barnes drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Howe Barnes’ analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. Estimates of company valuations do not purport to be appraisals nor do they necessarily reflect the prices at which a company or its respective securities may actually be sold.

The written opinion dated March 22, 2007, provided by Howe Barnes to the board of directors was necessarily based upon economic, monetary, financial market and other relevant conditions as of the date of the opinion in question. Accordingly, the opinion states that although subsequent developments may affect the opinion, Howe Barnes does not have any obligation to further update, revise or reaffirm its opinion.

In connection with its review and arriving at its opinion, with the consent of the board of directors of Regional, Howe Barnes assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by Regional to Howe Barnes for purposes of rendering its opinion. Howe Barnes did not assume any obligation to independently verify any of the information provided, including without limitation information from published sources, as being complete and accurate in all material respects. With regard to the financial forecasts discussed with Regional’s management, as well as projections of cost savings, Howe Barnes assumed that this information reflected the best available estimates and judgments of Regional as to the future performance and that the projections provided a reasonable basis upon which Howe Barnes could formulate its opinion. Regional does not publicly disclose its internal management projections of the type utilized by Howe Barnes in connection with Howe Barnes’ role as financial advisor to Regional. Therefore, those projections cannot be assumed to have been discussed with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Regional. Accordingly, actual results could vary significantly from those set forth in the respective projections.

In providing its opinion, Howe Barnes assumed and relied upon, without independent verification, the accuracy and completeness of all accounting, legal, tax and other information provided to them by the Company, as well as all of the materials made available to Howe Barnes by the Company or other public sources. Howe Barnes assumed that no material change in the Company’s assets, financial conditions, results of operations, business or prospects had occurred since the most recent financial statements made available to Howe Barnes.

Howe Barnes has stated to the board of directors that it does not purport to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that those allowances by Regional are adequate to cover such losses. In addition, Howe Barnes has not reviewed, and does not assume responsibility for, any individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Regional, nor was Howe Barnes provided with those types of appraisals. In addition, for the purposes of rendering its written opinion, Howe Barnes assumed that (i) the Reorganization will be consummated in accordance with the terms set forth in the Amendment, without any waiver of its material terms or conditions, and that obtaining the necessary Shareholder approvals for the Reorganization will not have an adverse effect on Regional and (ii) the Reorganization is consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Securities Exchange Act and all other applicable federal and state statutes, rules and regulations. Howe Barnes was not requested to and did not solicit any expressions of interest from any other parties with respect to the actions contemplated in connection with the Reorganization. Howe Barnes expressed no opinion as to whether any alternative transaction might produce consideration for the holders of Regional’s Common stock in an amount in excess of that contemplated in the Reorganization.

Howe Barnes’ analyses included (i) a comparison of certain market multiples between Regional and selected peer groups, and (ii) a dividend discount analysis.  Howe Barnes also considered the current and historic trading activity and prices of our common stock. Howe Barnes reconciled the results of these analyses to establish a range of fair value for Regional’s common stock.  Howe Barnes also provided information on selected “going private” transactions including an analysis of the premiums paid to shareholders.  Howe Barnes presented an oral report of these analyses to the board of directors at its March 22, 2007 meeting.

Historical Performance of the Bank Equity Market. Howe Barnes first considered the market performance of bank equities over the three year period ended March 16, 2007. Howe Barnes compared the market performances of the Standard and Poor’s 500 Index, the index of all publicly traded banks in the United States, the index of all publicly traded banks in the Southeast, and the index of all publicly traded banks in the United States with assets below $250 million (as identified by SNL Financial LC). During this period the Standard and Poor’s Index, the index of all banks, the index of Southeast banks, and the index of banks with assets below $250 million increased 25%, 12%, 22% and 28%, respectively.

Historical Trading Price and Volume. Howe Barnes then reviewed the trading prices and volume of the Company’s common stock, as provided by Company management, for each trade day since January 1, 2004 on which a trade had been recorded by Company management.  In analyzing this trading history, Howe Barnes noted that a 20% stock dividend was paid by the Company on September 1, 2005 and a 5% stock dividend was paid by the Company on September 15, 2006 that did not result in similar reductions in Regional’s stock price.  During the last twelve months there have only been 15 trading days on which a total of 20,546 shares were traded.  As a result of the limited trading volume that has occurred plus the fact that the stock price did not adjust to reflect the impact of the two stock splits, Howe Barnes gave the trading history little consideration in the determination of a range of fair value for Regional’s common stock.

Peer Group Analyses.   In order to establish a range of fair value for Regional’s common stock in connection with the Reorganization, Howe Barnes engaged in several analyses which compared certain Regional pricing ratios to selected peer groups.

To the extent any comparisons were done with peer groups, Howe Barnes noted that no peer group or member of a peer group was identical to Regional.  Likewise, no reviewed transaction was identical to the Reorganization.  As a result, Howe Barnes’ analyses with respect to the Reorganization were not intended to be purely mathematical.  Rather, Howe Barnes considered complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Regional is being compared in the course of delivering its report and written opinion to the board of directors.

First, Howe Barnes selected a peer group of 12 public companies, as defined by SNL Financial LC that it deemed relevant (the “Guideline Companies”).  The Guideline Companies included United States banks that met the following criteria:  (i) total assets less than $150 million, (ii) returns on average assets between .25% and 1.50%, and (iii) located in one of the States of Alabama, Georgia, North  Carolina, South Carolina, Tennessee or Virginia.  Howe Barnes excluded banks that did not have available pricing ratios or were targets of merger transactions.  Howe Barnes analyzed pricing multiples and financial ratios by calculating the median, low and high values for the Guideline Companies.  Howe Barnes then focused on (i) book value, (ii) tangible book value, (iii) reported earnings for the last twelve months, and (iv) core earnings for the last twelve months.  Howe Barnes also performed a financial comparison of Regional to certain median financial characteristics of the Guideline Companies.  In its analysis, Howe Barnes compared selected balance sheet ratios, profitability ratios, reserves and asset quality, and other financial ratios it deemed relevant.

Howe Barnes next selected two peer groups having one or more common characteristics with Regional (the “Two Peer Groups”) based on Regional’s December 31, 2006 financial information and publicly available trading information as of March 19, 2007.  The Two Peer Groups included (i) all banks in the United States with assets less than $100 million, and (ii) all banks in the United States with market capitalization between $10 million and $25 million.  In reviewing the Two Peer Groups, Howe Barnes compared selected financials of Regional to the Two Peer Groups, but more specifically focused on the following pricing ratios: (i) stock price/book value ratio, (ii) stock price/tangible book value ratio, (iii) stock price/reported earnings during the last twelve months, and (iv) stock price/core earnings during the last twelve months.

Howe Barnes then reviewed the medians and weighted averages of the pricing multiples for the Guideline Companies and the Two Peer Groups.  Howe Barnes applied a weighting of 70% to the Guideline Companies and 15% to each of the Two Peer Groups.  Howe Barnes elected to apply the most weight to the pricing multiples of the Guideline Companies as these companies were considered the most valuable in providing pricing data applicable to Regional.  The following table illustrates a summary of the pricing ratios:

		Pricing Ratios (1)
			Price /	Price /	Price /
		Price /	Tangible	LTM	LTM
Methodology	Weighting (2)	Book Value	Book Value	EPS	Core EPS
Guideline Companies	70%	152%	152%	18.7x	19.6x

Assets < $100MM	15%	133%	133%	20.5x	21.8x

Market Cap $10MM to $25MM	15%	133%	137%	16.4x	17.3x

Median		133%	137%	18.7x	19.6x

Weighted Average		146%	147%	18.6x	19.6x
(1) Median ratios for publicly traded banks
(2) Determined by Howe Barnes
Source: SNL Financial, LC as of 03/19/2007

Howe Barnes next applied the high, low and weighted average pricing multiples of the Guideline Companies and the Two Peer Groups to Regional’s (i) book value per share, (ii) tangible book value per share, (iii) 2006 reported earnings per share, and (iv) 2006 core earnings per share.  As a result, Howe Barnes was able to determine an implied range of values for Regional based on each of the selected pricing multiples.  The following table illustrates a summary of the implied range of values:

Based on the information above, Howe Barnes concluded that the range of value indicated by the Guideline Companies and the Two Peer Groups was $11.00 to $13.00.

Dividend Discount Analysis. Howe Barnes also performed a dividend discount analysis to determine a fair value of the Company’s common stock based on the present value of potential future dividends to be received and an assumed sale of the common stock at the end of the holding period. The Company’s management provided Howe Barnes with financial projections through December 31, 2011. Specifically, Regional’s management (for purposes of this exercise only) estimated the Company’s net income for each of the years ending December 31, 2007, 2008, 2009, 2010 and 2011. In estimating Regional’s future net income, Regional assumed total asset growth of 19%, 15%, 15%, 12% and 10%, respectively. Howe Barnes then calculated the estimated future dividends assuming the same number of shares remained issued and outstanding. To determine the present value of future dividends beyond December 31, 2011, assumptions were made regarding an appropriate terminal multiple.  At the time that the Company’s management provided Howe Barnes with forecasts, it was not intended that these be disclosed to our shareholders or the public in this proxy statement or otherwise. Management provided these forecasts in the limited time allotted to them, and these forecasts may change upon further analysis. Such forecasts were delivered to Howe Barnes solely for its use in determining the fairness of the Cash-out Price and should not be used by any person for any other purpose. No shareholder should rely on these forecasts in deciding whether to buy or sell the Company’s securities.

For purposes of its analysis, Howe Barnes assumed that the Company’s stock could be liquidated in the future at a multiple between 15x and 17x earnings per share, which reflects the projected improvement in Regional’s profitability and is more in line with the national median pricing ratios. Howe Barnes then capitalized these estimated future dividends and terminal values and discounted such values to a present value at a discount rate between 15% and 17% to reflect significant improvement in projected profitability in comparison to past performance and the fact that the company does not anticipate paying any common dividends during the next five years.

Howe Barnes calculated that a range of price for our common stock implied by the dividend discount analysis was between $13.50 and $16.50 per share. Howe Barnes acknowledged that the dividend discount often yields the widest range of values as a result of the number of assumptions necessary to employ this model. The dividend discount analysis is illustrated below:

		Implied Value per Share
		Terminal Multiple
		15x	16x	17x
	15.0%	$14.62	$15.59	$16.57
	15.5%	$14.30	$15.26	$16.21
Discount Rate	16.0%	$14.00	$14.93	$15.86
	16.5%	$13.70	$14.61	$15.53
	17.0%	$13.41	$14.30	$15.20

Summary of Valuation Results.   Howe Barnes analyzed the range of values implied by the Guideline Companies and the Two Peer Groups, and the Discounted Cash Flow.  Howe Barnes calculated the low and high values of the ranges and then weighted each of the ranges with the Guideline Companies and the Two Peer Groups weighted at 80% and the Discounted Cash Flow being weighted at 20%.  Howe Barnes gave more weighting to the Guideline Companies and the Two Peer Groups because they were deemed more relevant to Regional.  Howe Barnes selected a summary valuation range of $11.50 to $13.70, which is illustrated below:

Methodology	Weighting (1)	Low	High
Guideline Companies and Peer Groups	80%	$11.00	$13.00
Dividend Discount Analysis	20%	$13.50	$16.50

Range of Fair Value (Weighted Average)		$11.50	$13.70

		Pricing Multiples (2)
Price		Price/	Price/	Price/
Per		Book	Tangible	LTM
Share		Value	Book	EPS
$13.70		163%	163%	21.4x
$12.60	(3)	150%	150%	19.7x
$11.50		137%	137%	18.0x
(1) Determined by Howe Barnes
(2) Based on the draft of Regional's 2006 10-K; provided by company management
(3) Midpoint of the fair value range

Howe Barnes analyzed the pro forma impact to Regional’s 2006 financial statements from cashing-out shareholders owning 126 shares or less at $14.50 per share at a total cost of approximately $683,907.  In its analysis, Howe Barnes assumed transaction costs of $100,000, an opportunity cost of 6.5% for the cost of funds, cost savings of $100,000 per year and a tax rate of 35%.  The analysis resulted in $36,000 of additional net income and per share accretion of $.09 for 2006 pro forma.  The Company’s 2006 ROAA would increase from .64% to .69% and ROAE would increase from 8.21% to 9.97%.  2006 pro forma book value per share would decrease $.56.

Howe Barnes’ Fairness Opinion. Based upon these analyses, Howe Barnes delivered a written opinion dated March 22, 2007 to the Company’s board of directors that the Cash-out Price of $14.50 was fair, from a financial point of view, as of the date of the opinion to Company Shareholders.

Howe Barnes’ opinion does not address the underlying business decision to engage in the Reorganization.  Howe Barnes is not expressing an opinion or recommendation as to how shareholders should vote with respect to the Plan.  The full text of Howe Barnes’ opinion, which sets forth many of the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix E to this Proxy Statement with Howe Barnes’ consent.  The description of the Howe Barnes opinion set forth herein is qualified in its entirety by reference to Appendix E and the text of the written opinion.

As noted above, the discussion in this section is merely a summary of the analyses and examinations that Howe Barnes considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Howe Barnes. The fact that any specific analysis has been referenced in the summary above is not meant to indicate that the analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Howe Barnes’ view of the actual value of the Company.

In performing its analysis, Howe Barnes made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Howe Barnes are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. The analyses do not purport to be appraisals or to reflect the prices at which any securities have traded or may trade at any time in the future. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Howe Barnes does not assume any responsibility if future results are materially different from those projected.

Going Private Premium Study. Howe Barnes provided a Going Private Premium Study to Regional’s board of directors, but Howe Barnes did not use the information in determination of the fair value range. Howe Barnes looked at transactions deemed similar to the Reorganization to determine what premium, if any, has been paid in other similar transactions.  Howe Barnes selected 32 transactions including only reverse stock splits, reorganizations with put options and cash out mergers conducted by bank or thrift institutions or their holding companies announced since January 1, 2004.  None of the comparable transactions selected resulted in a change of control of the entity.  Howe Barnes relied on the reported acquisition price paid by these companies in connection with the comparable transactions and compared that price to the recently reported trading prices for the same shares to determine a median premium paid.  By observing premiums paid in other similar transactions of publicly traded banks, Howe Barnes was able to estimate a range of premiums comparable for the Reorganization.  Howe Barnes did not consider the trading history of the 32 subject companies other than the last recorded trading price as compared to the acquisition price paid pursuant to the comparable transactions.

The following is a listing of the 32 transactions that Howe Barnes shared with the Regional board of directors, for information purposes only:

		Announce	Transaction	Assets	Transaction	% of
Company	Ticker	Date	Type	($000's)	Value	Shares(1)	Premium(2)

American Bank, Inc.	AMBK	02/08/07	Reclass. with Cash Out	504,289	$1,635,000	3.0%	15.8%
Ohio State Bancshares, Inc. (3)	OHSB	01/12/07	Reverse Stock Split	143,309	$1,852,500	10.6%	3.0%
South Street Financial Corp	SSFC	12/11/06	Reclass. with Put Option	268,848	NA	NA	11.0%
Harbor Bankshares Corporation	HRBK	05/12/06	Cash Out Merger	250,955	$386,818	1.8%	17.0%
Home City Financial Corporation	HCFL	01/26/06	Reverse Stock Split	149,553	$530,852	3.7%	11.9%
County Bank Corp	CBNC	10/07/05	Reverse Stock Split	255,611	$2,902,680	4.7%	2.4%
First Citizens Bancorporation, Inc.	FCBN	09/13/05	Cash Out Merger	4,991,346	$21,751,590	4.7%	22.5%
Illini Corporation	ILII	08/23/05	Cash Out Merger	253,463	$1,848,785	8.4%	3.8%
Iowa First Bancshares Corp.	IFST	07/22/05	Cash Out Merger	376,429	$2,478,132	4.7%	10.9%
Cherokee Banking Company	CHKJ	07/01/05	Cash Out Merger	164,843	$3,398,664	15.4%	14.5%
FC Banc Corp.	FCBZ	06/24/05	Cash Out Merger	162,234	$1,881,152	9.9%	2.2%
Guaranty Bancshares, Inc.	GNTY	06/07/05	Cash Out Merger	564,295	$1,481,976	2.2%	24.0%
FFD Financial Corporation	FFDF	05/24/05	Reverse Stock Split	139,705	$1,482,000	6.6%	23.0%
Home Loan Financial Corporation	HLFC	05/18/05	Reverse Stock Split	160,342	$1,754,164	5.0%	30.5%
Community Investors Bancorp Inc.	CIBI	05/17/05	Reverse Stock Split	122,762	$602,280	3.8%	13.2%
United Tennessee Bankshares, Inc.	UNTN	04/14/05	Cash Out Merger	122,659	$5,713,400	21.9%	20.5%
Northeast Indiana Bancorp, Inc.	NIDB	03/16/05	Reverse Stock Split	232,611	$331,867	1.0%	17.5%
ASB Financial Corp.	ASBP	03/03/05	Reverse Stock Split	172,961	$1,985,659	5.0%	11.4%
First Manitowoc Bancorp, Inc.	FWBW	02/25/05	Cash Out Merger	606,753	$1,844,700	1.4%	27.9%
Benchmark Bankshares, Inc.	BMBN	12/23/04	Reverse Stock Split	284,623	$11,796,169	7.4%	11.8%
KS Bancorp, Inc.	KSBI	12/22/04	Reverse Stock Split	223,208	$1,418,040	4.9%	23.1%
Commercial National Financial Corp.	CEFC	11/18/04	Cash Out Merger	243,859	$8,750,000	17.1%	13.6%
Fidelity Federal Bancorp	FDLB	11/11/04	Reverse Stock Split	201,842	$2,000,000	10.0%	6.3%
Blackhawk Bancorp, Inc.	BHWB	10/22/04	Reverse Stock Split	415,911	$995,566	2.6%	27.1%
Sturgis Bancorp, Inc.	STBI	09/29/04	Cash Out Merger	312,431	$588,832	1.3%	18.1%
Wells Financial Corp.	WEFP	09/28/04	TO & Reverse Stock Split	223,353	$4,725,000	8.5%	9.6%
Southern Michigan Bancorp Inc.	SOMC	09/03/04	Cash Out Merger	310,815	$1,213,215	5.1%	20.3%
First Banking Center, Inc.	FBCI	08/20/04	Reverse Stock Split	565,408	$21,660,000	24.2%	17.6%
Hemlock Federal Financial Corp.	HMLK	06/01/04	Reverse Stock Split	312,468	$232,000	0.8%	2.1%
Logansport Financial Corp.	LOGN	05/27/04	Odd Lot Tender Offer	153,868	$207,496	1.1%	14.3%
Coddle Creek Financial Corp.	CDLX	03/30/04	Reverse Stock Split	137,652	$500,000	2.0%	4.1%
Easton Bancorp Inc.	EASB	01/02/04	Cash Out Merger	101,837	$3,013,650	24.3%	(6.9%)

High	32			4,991,346	$21,751,590	24.3%	30.5%
3rd Quartile	32			312,440	$2,958,165	9.2%	20.4%
Median	32			238,235	$1,844,700	4.9%	14.0%
1st Quartile	32			158,724	$798,923	2.4%	8.8%
Low	32			101,837	$207,496	0.8%	(6.9%)

(1) Percent of outstanding shares estimated to be cashed out in the transaction
(2) Premium of cash out price to closing price the day prior to announcement of the transaction
(3) Assumes maximum amount of shares repurchased

The premiums paid with respect to the selected transactions ranged from (6.9%) to 30.5%, with a median premium paid of 14.0%, and a first quartile and third quartile of 8.8% and 20.4%, respectively. Based on its review of certain transactions deemed comparable, Howe Barnes observed that a reasonable range of the premium to be paid could be 10% to 20% above the current market price for the Company’s common stock.   Howe Barnes then calculated the premiums above Regional’s last known trade of $13.00 on March 8, 2007 and the weighted average trading for Regional over the last twelve months ending March 8, 2007 of $13.24, as seen in the table below:

		Premium
	Price	10%	15%	20%

Regional Trading Price (1):

Last Trade (3/8/07)	$13.00	$14.30	$14.95	$15.60

Last Twelve Months (Weighted Avg.)	$13.24	$14.56	$15.23	$15.89

(1) Trade data provided by company management; weighted average based on Howe Barnes calculations

Federal Income Tax Consequences of the Reorganization

Presented below are the material federal income tax consequences of the Reorganization to:  (1) shareholders (including any affiliated shareholders) who will receive cash in the Reorganization, (2) shareholders (including any affiliated shareholders) who will receive Series A Preferred Stock in the Reorganization, (3) shareholders (including any affiliated shareholders) who will retain shares of Regional common stock after the Reorganization, and (4) Regional itself.

The discussion does not address all U.S. federal income tax considerations that may be relevant to certain shareholders in light of their particular circumstances.  The discussion assumes that the Regional shareholders hold their shares of common stock as capital assets (generally for investment).  In addition, the discussion does not address any foreign, state or local income tax consequences of the Reorganization.  The following summary does not address all U.S. federal income tax considerations applicable to certain classes of shareholders, including:

–	financial institutions;

–	insurance companies;

–	tax-exempt organizations;

–	dealers in securities or currencies;

–	traders in securities that elect to mark-to-market;

–	persons that hold Regional common stock as part of a hedge, straddle or conversion transaction;

–	persons who are considered foreign persons for U.S. federal income tax purposes;

–	persons who acquired or acquire shares of Regional common stock pursuant to the exercise of employee stock options or otherwise as compensation; and

–	persons who do not hold their shares of Regional common stock as a capital asset.

No ruling has been or will be obtained from the Internal Revenue Service (the “IRS”) as to the tax consequences of the Reorganization.  In addition, the IRS is not obligated to follow the tax consequences as described herein and may conclude that different tax consequences apply to a shareholder with respect to the exchange of his or her stock in the Reorganization.

Accordingly, we recommend that shareholders consult their own tax advisors as to the specific tax consequences of the Reorganization, including applicable federal, foreign, state and local tax consequences to them of the Reorganization in light of their own particular circumstances.

The receipt by a shareholder of cash in the Reorganization will be a taxable transaction for federal income tax purposes under the United States Internal Revenue Code of 1986, as amended (the “Code”).

Federal Income Tax Consequences to Shareholders Receiving Cash in the Reorganization.  Under Section 302 of the Code, a shareholder will recognize gain or loss upon receiving cash in the Reorganization if:

•	the Reorganization results in a “complete redemption” of all of the shares held by a shareholder immediately prior to the Reorganization;

•	the receipt of cash is “substantially disproportionate” with respect to the shareholder; or

•	the receipt of cash is “not essentially equivalent to a dividend” with respect to the shareholder.

These three tests are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318 of the Code, as described below.

If any one of the three tests is satisfied, the shareholder will recognize gain or loss on the difference between the amount of cash received by the shareholder pursuant to the Reorganization and the tax basis in the shares held by such shareholder immediately prior to the Reorganization.  Provided that these shares constitute a capital asset in the hands of the shareholder, this gain or loss will be long-term capital gain or loss if the eligible shares are held for more than one year and will be short-term capital gain or loss if such shares are held for one year or less.

Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in addition to shares directly owned by the shareholder.  For example, an individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents (“family attribution”).  In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder.  Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities (“entity attribution”).  A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option.

The receipt of cash by a shareholder in the Reorganization will result in a “complete redemption” of all of the shareholder’s shares held immediately prior to the Reorganization as long as the shareholder does not actually or constructively own any shares of common stock immediately after the Reorganization.  However, a shareholder may qualify for gain or loss treatment under the “complete redemption” test even though such shareholder constructively owns shares of common stock provided that (1) the shareholder constructively owns shares of common stock as a result of the family attribution rules (or, in some cases, as a result of a combination of the family and entity attribution rules), and (2) the shareholder qualifies for a waiver of the family attribution rules (such waiver being subject to several conditions, one of which is that the shareholder has no interest in Regional immediately after the Reorganization, including as an officer, director or employee, other than an interest as a creditor).

It is anticipated that most shareholders who receive cash in the Reorganization will qualify for capital gain or loss treatment as a result of satisfying the “complete redemption” requirements.  However, if direct or constructive ownership of shares by a shareholder prevents compliance with the “complete redemption” requirements, such shareholder may nonetheless qualify for capital gain or loss treatment by satisfying either the “substantially disproportionate” or the “not essentially equivalent to a dividend” requirements.  In general, the receipt of cash in the Reorganization will be “substantially disproportionate” with respect to the shareholder if the percentage of shares of common stock owned by the shareholder immediately after the Reorganization is less than 80% of the percentage of shares directly and constructively owned by the shareholder immediately before the Reorganization (giving effect to the difference in number of outstanding shares due to the Reorganization), and the shareholder does not own directly and constructively 50% or more of Regional’s outstanding common stock after the Reorganization.  Alternatively, the receipt of cash in the Reorganization will, in general, be “not essentially equivalent to a dividend” if the Reorganization results in a “meaningful reduction” in the shareholder’s proportionate interest in Regional.

If none of the three tests described above is satisfied, the shareholder will be treated as having received a taxable dividend in an amount equal to the entire amount of cash received by the shareholder pursuant to the Reorganization.

Federal Income Tax Consequences to Shareholders Receiving Series A Preferred Stock in the Reorganization.  The Reorganization will be treated as a “recapitalization,” which is considered a “tax-free” reorganization for federal income tax purposes.  Accordingly, a shareholder who receives Series A Preferred Stock in the Reorganization should not recognize any gain or loss.  Further, the shareholder’s basis in the Series A Preferred Stock should be the same as such shareholder’s basis in his or her common stock surrendered in the Reorganization and the period such shareholder is considered to have held the Series A Preferred Stock should include the period the shareholder held his Regional common stock surrendered in the Reorganization.

Although the Reorganization will be treated as a “tax-free” reorganization and the exchange of common stock for Series A Preferred Stock should not result in the recognition of gain or loss, no assurance can be given that the IRS will agree and/or will not challenge such characterization for federal income tax purposes.  While ordinarily the receipt of stock, such as the Series A Preferred Stock, in a transaction such as the Reorganization would not result in a taxable transaction for federal income tax purposes, certain types of stock, such as “nonqualified preferred stock” may not be exchanged “tax-free” in a reorganization.

The term “nonqualified preferred stock” is “preferred stock” in which (1) the holder of such stock has the right to require the issuer (or a related person) to redeem or purchase the stock within 20 years of the date of issue of such stock, (2) the issuer (or a related person) is required to redeem or purchase such stock within 20 years of the date of issue of such stock, (3) the issuer (or a related person) has the right to redeem or purchase the stock within 20 years of the date of issue of such stock and, as of the issue date of such stock, it is more likely than not  that such right will be exercised, or (4) the dividend rate on such stock varies in whole or in part (directly or indirectly) with reference to interest rates, commodity prices, or similar indices.  Further, “preferred stock” means stock which is limited and preferred as to dividends and does not participate in corporate growth to any significant extent.  Stock shall not be treated as participating in corporate growth to any significant extent unless there is a real and meaningful likelihood of the shareholder actually participating in the earnings and growth of the corporation.

The Series A Preferred Stock should not be considered to be “preferred stock” for federal income tax purposes (and therefore should not be considered “nonqualified preferred stock”) because the Series A Preferred Stock is not limited as to dividends vis-à-vis the common stock and is able to participate in corporate growth to the same extent as the common due to the fact that:

•
the amount distributed with respect to a share of the Series A Preferred Stock in the event of a liquidation cannot be less than the amount distributed with respect to one share of Regional common stock; and

•
the Series A Preferred Stock will receive the same consideration as the common stock will receive on a share-for-share basis in the event of a transaction that results in a change in control of the Company.

Nevertheless, if the IRS were to successfully contend that the Series A Preferred Stock should be treated as “nonqualified preferred stock” for federal income tax purposes, the receipt of the Series A Preferred Stock would be treated the same as the receipt of cash in the Reorganization.

Federal Income Tax Consequences to Shareholders Who Do Not Receive Cash or Series A Preferred Stock in the Reorganization.  Affiliated and unaffiliated shareholders who remain common shareholders following the Reorganization will not recognize gain or loss as a result of the Reorganization.  The Reorganization will not affect the adjusted tax basis or holding period of any shares of Regional common stock that a shareholder continues to own after the Reorganization.

Federal Income Tax Consequences to Regional and Heritage Community Bank.  Neither Regional nor Heritage Community Bank will recognize gain or loss for U.S. federal income tax purposes as a result of the Reorganization.

Federal Income Tax Consequences to Shareholders Who Exercise Their Right to Dissent and Receive Cash for Their Regional Common Stock.  A holder of Regional common stock who exercises his or her right to dissent and receive cash in exchange for his or her Regional common stock generally will recognize capital gain or loss with respect to those  shares equal to the difference between the amount of cash received and his or her basis in the Regional common stock, so long as he or she no longer holds shares of Regional common stock after the Reorganization.  Generally, such gain or loss will be long-term capital gain or loss if the shares have been held by the shareholder for more than one year or short-term capital gain if the shareholder has held the Regional common stock for one year or less.  Long-term capital gain is generally subject to federal income taxation at a maximum rate of 15%, while short-term capital gain is taxed at ordinary income tax rates of up to 35% for federal income tax purposes.  If the shareholder either actually or constructively owns shares of Regional stock after the Reorganization, the full amount of cash amount received for the shares (without reduction for any basis in the shares of stock cancelled in the Reorganization) may be taxable to the shareholder as a dividend, instead of giving rise to long-term capital gain or loss, unless the shareholder satisfies one of the tests for redemption treatment contained in Section 302 of Code.  Currently, dividend income also is subject to federal income taxation at a maximum rate of 15%.  The redemption rules of Code Section 302 and the Code’s constructive ownership rules are, in part, fact specific as to a shareholder’s particular situation.  Accordingly, shareholders who exercise their right to dissent and who continue to actually or constructively own shares of Regional stock after the Reorganization should consult their tax advisers to determine whether they satisfy any of the redemption tests of Code Section 302 after application of the constructive ownership rules.  Any capital loss resulting from a shareholder’s exercising his or her right to dissent and the receipt of cash may be subject to limitation as to the amount of loss that may be deducted by the shareholder.

Backup Withholding.  Non-corporate shareholders of Regional may be subject to backup withholding at a rate of 28% on cash payments received in the Reorganization.  Backup withholding will not apply, however, to a shareholder who (1) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, (2) who provides a certificate of foreign status on an appropriate Form W-8, or (3) who is otherwise exempt from backup withholding.  A shareholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the IRS.

The preceding discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the Reorganization.  Thus, shareholders are urged to consult their own tax advisors as to their specific tax consequences of the Reorganization, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Pro Forma Effect of the Reorganization

The following selected pro forma financial data illustrates the pro forma effect of the Reorganization on Regional’s financial statements as of December 31, 2006 and March 31, 2007 and for the year ended December 31, 2006 and the quarter ended March 31, 2007.  Management has prepared this information based on its estimate that 42,499 shares of Regional common stock will be exchanged for an aggregate of $616,236 in cash and 123,856 shares of Regional common stock will be exchanged for the same number of shares of Series A Preferred Stock in the Reorganization, and that the transaction expenses related to the Reorganization will be $110,000.  Please see “Pro Forma Consolidated Financial Information” for the complete pro forma financial information relating to this transaction.

Selected Pro Forma Consolidated Financial Data (Unaudited)

	As of and for the year ended December 31, 2006
	Historical	Pro Forma Adjustments	Pro Forma Combined

Net interest income	$3,200,820		$3,200,820
Provision for loan losses	144,000		144,000
Other income	757,997		757,997
Other expense	3,042,922		3,042,922
Income tax expense (benefit)	285,746		285,746
Net income	$486,149		$486,149

PER COMMON SHARE
Basic earnings per share	$0.66		$0.70
Diluted earnings per share	$0.64		$0.67
Book value	$8.40		$7.87

AT PERIOD END
Assets	$81,363,686	$(726,236)	$80,637,450
Shareholders’ equity	$6,249,549	$(726,236)	$5,523,313
Common shares outstanding	743,621		578,316
Series A Preferred shares outstanding	-		123,856

Weighted average shares outstanding	736,891		694,392

	As of and for the quarter ended March 31, 2007
	Historical	Pro Forma Adjustments	Pro Forma Combined

Net interest income	$783,796		$783,796
Provision for loan losses	20,000		20,000
Other income	179,730		179,730
Other expense	859,760		859,760
Income tax expense (benefit)	30,993		30,993
Net income	$52,773		$52,773

PER COMMON SHARE
Basic earnings per share	$0.07		$0.08
Diluted earnings per share	$0.07		$0.07
Book value	$8.49		$7.96

AT PERIOD END
Assets	$87,514,611	$(726,236)	$86,788,375
Shareholders’ equity	$6,315,093	$(726,236)	$5,588,857
Common shares outstanding	743,621		578,316
Series A Preferred shares outstanding	-		123,856

Weighted average shares outstanding	743,621		701,122

INFORMATION REGARDING THE
SPECIAL MEETING OF SHAREHOLDERS

Time and Place of Meeting

We are soliciting proxies through this proxy statement for use at the special meeting of Regional shareholders.  The special meeting will be held at [___] p.m. on [___________], 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550.

Record Date and Mailing Date

The close of business on [________], 2007 is the record date for the determination of shareholders entitled to notice of and to vote at the special meeting.  We first mailed the proxy statement and the accompanying form of proxy to shareholders on or about [_______], 2007.

Number of Shares Outstanding

As of the close of business on the record date, Regional had 10,000,000 shares of common stock authorized, of which [_____] shares were issued and outstanding, and 1,000,000 shares of preferred stock authorized, of which no shares were issued and outstanding.  Each outstanding share is entitled to one vote on all matters presented at the meeting.

Proposals to be Considered

Shareholders will be asked to vote on the following proposals:

•
an Agreement and Plan of Reorganization providing for the merger of Regional Interim Corporation with and into Regional, with Regional surviving the merger and the holders of 126 or fewer shares of Regional common stock receiving $14.50 in cash in exchange for each of their shares of such stock,  the holders of more than 126 shares but fewer than 631 shares of Regional common stock receiving one share of Series A Preferred Stock in exchange for each of their shares of common stock, and the holders of 631 or more shares of Regional common stock retaining such shares; and

•	any other business as may properly come before the meeting or any adjournment of the meeting.

The Plan containing the terms of the proposed Reorganization is attached as Appendix A.  The terms of the Series A Preferred Stock are attached as Appendix B.

Dissenters’ Rights

Shareholders are entitled to dissenters’ rights in connection with both the Plan.  See “Dissenters’ Rights” and Appendix C.

Procedures for Voting by Proxy

If you properly sign, return and do not revoke your proxy, the persons appointed as proxies will vote your shares according to the instructions you have specified on the proxy.  If you sign and return your proxy but do not specify how the persons appointed as proxies are to vote your shares, your proxy will be voted FOR approval of the Plan and in the best judgment of the persons appointed as proxies on all other matters that are unknown to us as of a reasonable time prior to this solicitation and that are properly brought before the special meeting.

You can revoke your proxy at any time before it is voted by delivering to Regional’s Corporate Secretary, 206 South Fifth Street, Hartsville, South Carolina 29550, either a written revocation of the proxy or a duly signed proxy bearing a later date or by attending the special meeting and voting in person.

Requirements for Shareholder Approval

A quorum will be present at the meeting if a majority of the outstanding shares of Regional common stock are represented in person or by valid proxy.  Based on the [____] shares outstanding as of the record date, a quorum will consist of [____] shares represented either in person or by proxy.  We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Approval of the Plan requires the affirmative vote of two-thirds of the votes entitled to be cast on the Plan.  Any other matter that may properly be brought before the meeting requires the affirmative vote of a majority of the votes entitled to be cast on the proposal.  Regional’s directors and executive officers beneficially own 467,676 shares, representing approximately 61.45% of the outstanding shares of common stock.  Each director and executive officer has indicated that he or she intends to vote his or her shares in favor of the Plan.

Abstentions. Although abstentions do not count as votes in favor of or against a given matter, they will have the effect of negative votes because approval is based on a percentage of the votes eligible to be cast, as opposed to votes actually cast.

Broker Non-Votes. Generally, brokers who hold shares for the accounts of beneficial owners must vote these shares as directed by the beneficial owner.  If, after the broker transmits proxy materials to the beneficial owner, no voting direction is given by the beneficial owner, the broker may vote the shares in his or her own discretion, if permitted to do so by the exchange or other organization of which the broker is a member.  Brokers may not vote in their own discretion with respect to any of the proposed amendments.  Proxies that contain a broker vote on one or more proposals but no vote on others are referred to as “broker non-votes” with respect to the proposals not voted upon.  A broker non-vote, with respect to a proposal for which the broker has no discretionary voting authority, does not count as a vote in favor of or against that particular proposal.  Based on the same reasoning that applies to abstentions as discussed above, broker non-votes will have the effect of votes against the proposals presented at the special meeting.

Solicitation of Proxies

Proxies are being solicited by our board of directors, and Regional pays all costs for such solicitation.  In addition, our directors, officers and employees may, without additional compensation, solicit proxies by personal interview, telephone or fax.  We will direct brokerage firms or other custodians, nominees or fiduciaries to forward our proxy solicitation materials to the beneficial owners of common stock held of record by these institutions and will reimburse them for the reasonable out-of-pocket expenses they incur in connection with this process.

PROPOSAL:  APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION

The Reorganization

Structure.  The Plan provides for the merger of Interim with and into Regional, with Regional surviving the merger.  Interim is a new South Carolina corporation formed solely to effect the Reorganization.  In the Reorganization, record shareholders owning 126 or fewer shares of Regional common stock will receive $14.50 in cash for each share that they own, record shareholders owning more than 126 shares but fewer than 631 shares of Regional common stock will receive one share of Series A Preferred Stock for each share that they own, and record shareholders owning 631 or more shares of Regional common stock will retain their shares.  Record ownership in each case will be measured as of the effective date of the Reorganization.

Because the purpose of Reorganization is to reduce the number of shareholders of record of our common stock below 300, the Plan permits our board of directors to increase the 126-share and 631-share thresholds prior to the date of the special shareholders’ meeting to the extent necessary to ensure that the number of record shareholders of our common stock will be less than 300 upon effectiveness of the Reorganization.  If such action is necessary, we will notify our shareholders through a supplement to this Proxy Statement and will postpone the special shareholders’ meeting to the extent necessary to allow shareholders to consider such action and change their votes if they so desire.

A copy of the Plan containing the terms of the Reorganization is attached as Appendix A.  The board recommends that you vote FOR the approval of the Plan.

Determination of Shares “Held of Record.” Shareholders who own 126 or fewer shares of Regional common stock “of record” will receive $14.50 per share in cash in the Reorganization while shareholders who are the record holders of more than 126 shares but fewer than 631 shares of Regional common stock will receive one share of Series A Preferred Stock for each share of Regional common stock they own as of the effective date of the Reorganization.  A record holder of 631 or more shares will be unaffected.  Because SEC rules require that we count “record holders” for purposes of determining our reporting obligations, the Reorganization proposal is based on the number of shares held of record without regard to the ultimate control of the shares.

A shareholder “of record” is the shareholder whose name is listed on the front of the stock certificate, regardless of who ultimately has the power to vote or sell the shares.  For example, if a shareholder holds four separate certificates (individually, as a joint tenant with someone else, as trustee, and in an IRA), those certificates represent shares held by four different record holders, even if a single shareholder controls the voting or disposition of those shares.  Similarly, shares held by a broker in “street name” on a shareholder’s behalf are held of record by the broker.

As a result, a single shareholder with 631 or more shares held in various accounts could receive cash or Series A Preferred Stock in the Reorganization for all of his or her shares if those accounts individually hold fewer than 631 shares.  To avoid this, the shareholder could either consolidate his or her ownership into a single form of ownership representing 631 or more shares, acquire additional shares in the market prior to the effective date of the Reorganization, or place all of the shares into a “street name” account with a holder holding at least 631 shares.

Shares Held in Street Name.  It is important that our shareholders understand how shares that are held by them in “street name” will be treated.  Shareholders who have transferred their shares of Regional common stock into a brokerage or custodial account are no longer shown on our shareholder records as the record holder of these shares.  Instead, the brokerage firm or custodian will typically hold all shares of Regional common stock that its clients have deposited with it in a single nominee name — this is what is meant by “street name.”  If that single nominee is the record shareholder for one or more accounts representing collectively 631 or more shares, then all of the stock registered in that nominee’s name will be completely unaffected by the Reorganization.  Similarly, if that nominee is the record shareholder for one or more accounts representing collectively more than 126 but fewer than 631 shares, then all of the stock registered in the nominee’s name will be exchanged for Series A Preferred Stock.  Because the Reorganization only affects record shareholders, it does not matter whether any of the underlying beneficial owners for whom that nominee acts own fewer than the applicable threshold number of shares.  At the end of this transaction, these beneficial owners will continue to beneficially own the same number of shares of our stock as they did at the start of this transaction.

If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the Reorganization to affect you.  Because other “street name” holders who hold through your broker, agent or nominee may adjust their holdings prior to the effective time of the Reorganization, you may have no way of knowing whether you will be cashed out or receive Series A Preferred Stock in the transaction until it is completed.  However, because we think it is likely that many brokerage firms or other nominees will hold more than 631 shares in their “street name” accounts, we think it is likely that “street name” holders will remain continuing shareholders.

Legal Effectiveness.  As soon as practicable after shareholder approval, we will file articles of merger with the South Carolina Secretary of State and will send a Letter of Transmittal to all record holders of Regional common stock who are entitled to receive cash or Series A Preferred Stock in the Reorganization directing them to submit their common stock certificates for exchange.  The Reorganization will be effective on the date specified in the articles of merger as filed with the South Carolina Secretary of State.  We anticipate that this will occur shortly after the special meeting of shareholders.

On the effective date of the Reorganization, each record shareholder who owns 126 or fewer shares of Regional common stock as of the effective date of the Reorganization will not have any rights as a Regional shareholder and will have only the right to receive cash as provided under the Plan, and each record shareholder who owns more than 126 shares but fewer than 631 shares of record as of the effective date of the Reorganization will not have any rights as a common shareholder and will instead have the rights of a Series A Preferred shareholder.

Exchange of Stock Certificates for Cash or Series A Preferred Stock.  The Letter of Transmittal will provide the means by which shareholders will surrender their Regional common stock certificates and obtain the cash or Series A Preferred Stock certificates to which they are entitled.  If certificates evidencing Regional common stock have been lost or destroyed, Regional may, in its sole discretion, accept a duly executed affidavit and indemnity agreement of loss or destruction in a form satisfactory to Regional in lieu of the lost or destroyed certificate.  If a certificate is lost or destroyed, the shareholder will be required to submit, in addition to other documents, a bond or other security, satisfactory to the board, indemnifying Regional and all other persons against any losses incurred as a consequence of the issuance of a new stock certificate.  Shareholders whose certificates have been lost or destroyed should contact Regional as soon as possible.  Additional instructions regarding lost or destroyed stock certificates will be included in the Letter of Transmittal that will be sent to shareholders after the Reorganization becomes effective.

Except as described above with respect to lost stock certificates, there will be no service charges or costs payable by shareholders in connection with the exchange of their common stock certificates for cash or Series A Preferred Stock certificates in the Reorganization.  Regional will bear these costs.

We will send the Letter of Transmittal to shareholders promptly after the effective date of the Reorganization.  Do not send in your common stock certificates until you have received the Letter of Transmittal.  Assuming you submit your common stock certificates promptly thereafter, we expect that you will receive your cash or Series A Preferred Stock certificates within approximately four weeks after the effective date of the Reorganization.

Conditions and Regulatory Approvals.  Consummation of the Reorganization is subject to the approval of our shareholders at the special meeting, the absence of any required consents or approvals that remain outstanding, and the absence of any other circumstances (such as a large number of dissenters) that in the board’s view make it inadvisable to proceed with the transaction.

Termination of Securities Exchange Act Reporting and Registration.  Regional’s common stock is currently registered under the Securities Exchange Act.  We will be permitted to terminate our periodic SEC reporting obligations under Section 13 of the Securities Exchange Act once we can certify that Regional has fewer than 300 shareholders of record, and the registered status of our common stock under Section 12 of the Securities Exchange Act will terminate 90 days thereafter.  This means that we will not be required to file annual, quarterly or current reports on Form 10-KSB, 10-QSB or 8-K immediately following our certification to the SEC as described above and that our obligations under the SEC’s proxy, tender offer and short-swing profit reporting and recovery (i.e., Section 16) rules will terminate 90 days thereafter.

Terms of the Series A Preferred Stock

Our board has designated 500,000 shares of our authorized stock as Series A Preferred Stock.  The terms of the Series A Preferred Stock are set forth in Appendix B and principally provide as follows:

Rank.  The Series A Preferred Stock ranks senior to our common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.  The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other series or classes of stock and equity securities designated by the board of directors.  The Series A Preferred Stock is junior to indebtedness issued from time to time by the Company, including notes and debentures.

Voting Rights.  Unlike the common stock, the Series A Preferred Stock will not have voting rights except under very limited circumstances.  Except as provided by law, holders of Series A Preferred Stock are entitled to vote only upon proposals for a business combination resulting in the transfer of a majority of our outstanding common stock or of all or substantially all of the Company’s assets (a “Change in Control”) and upon which holders of our common stock are entitled to vote.  For those matters on which holders of Series A Preferred Stock are entitled to vote, such holders have the right to one vote for each share held, and are entitled to receive notice of any shareholders’ meeting held to act upon such matters in accordance with our bylaws.  When voting on a proposed Change in Control, the holders of Series A Preferred Stock will vote together with the holders of common stock and not as a separate class.

Dividend Rights.  Holders of Series A Preferred Stock are entitled to receive, when and if declared and paid by Regional, out of funds at the time legally available for payment as dividends, an annual dividend in the amount of $0.20 per share, with any amounts in excess of $0.20 per share being payable at the discretion of the board of directors. The shares of Series A Preferred Stock will be non-cumulative with respect to dividends, and any unpaid dividends will not bear or accrue interest.

Treatment Upon a Change in Control. Holders of Series A Preferred Stock will have the right to receive the same type and amount of consideration as is received by each holder of common stock in the event of a change in control, with the amount being calculated as if the holder had converted his or her shares of Series A Preferred Stock to an equal number of shares of common stock immediately prior to the effectiveness of the change in control.

Liquidation Rights. Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of Regional in the event of any liquidation, dissolution or winding-up of Regional, whether voluntary or involuntary, equal to the greater of the net book value per share of the Series A Preferred Stock or the common stock, in each case as of the end of the calendar quarter preceding the effective date of the liquidation, for each share of Series A Preferred Stock.

Perpetual Stock. The Series A Preferred Stock is perpetual stock, which means stock that does not have a maturity date, cannot be redeemed at the option of the holder, and has no other provisions that will require future redemption of the issue.

No Preemptive Rights.  Holders of Series A Preferred Stock do not have any preemptive rights to purchase any additional shares of Series A Preferred Stock or shares of any other class of capital stock that we may issue in the future.

Antidilution Adjustments.  If the number of our outstanding shares of common stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or any other company, by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split, combination of shares or stock dividend, an appropriate corresponding adjustment shall be made by the board of directors in the number and relative terms of the Series A Preferred Stock.

No Redemption Rights. Holders of Series A Preferred Stock have no right to require that we redeem their shares.

Source of Funds and Expenses

We estimate that approximately $616,236 will be required to pay for the shares of Regional common stock exchanged for cash in the Reorganization.  We intend to finance the Reorganization with existing working capital and a line of credit.  At December 31, 2006, we had approximately $4.4 million in cash and cash equivalents.

Additionally, Regional will pay all of the expenses related to the Reorganization.  We estimate that these expenses will be as follows:

SEC filing fees	$240
Legal fees	65,000
Financial advisory fees	35,000
Accounting fees	6,500
Printing costs	2,500
Other	760
Total	$110,000

DISSENTERS’ RIGHTS

Pursuant to the provisions of the South Carolina Code, Regional’s shareholders have the right to dissent from the Plan and to receive the fair value of their shares in cash.  Holders of Regional common stock who fulfill the requirements described below will be entitled to assert dissenters’ rights.

Pursuant to the provisions of Sections 33-13-101 et seq. of the South Carolina Code, if the Reorganization is consummated, you must:

•
give to Regional, prior to the vote at the special meeting with respect to the approval of the Plan, written notice of your intent to demand payment for your shares of Regional common stock (hereinafter referred to as “shares”) if the proposed action is effected;

•	not vote in favor of the Plan; and

•	comply with the statutory requirements summarized below. If you perfect your dissenters’ rights, you will receive the fair value of your shares as of the effective date of the Reorganization.

You may assert dissenters’ rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one beneficial shareholder and you notify Regional in writing of the name and address of each person on whose behalf you are asserting dissenters’ rights.  The rights of a partial dissenter are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Voting against the Plan will not satisfy the written demand requirement.  In addition to not voting in favor of the Plan, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the Reorganization is effected.  Any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted with respect to the Plan will be deemed to have voted in favor of the Plan and will not be entitled to assert dissenters’ rights.

Any written communication satisfying the requirements discussed above should be addressed to Regional Bankshares, Inc., 206 South Fifth Street, Hartsville, South Carolina 29550, Attention:  Curtis A. Tyner, President and Chief Executive Officer.

If the shareholders of Regional approve the Reorganization at the special meeting, Regional must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all of its shareholders who satisfied the foregoing requirements.  The Dissenters’ Notice must be sent within 10 days after the effective date of the Reorganization and must:

•	state where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•	inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received;

•
supply holders with a form for demanding payment that includes the date of the first announcement of the terms of the Reorganization and requires the holder (or the beneficial shareholder on whose behalf he is asserting dissenters’ rights) to certify whether or not he acquired beneficial ownership of the shares prior to the announcement date;

•
set a date by which Regional must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice) is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than 20 days after the demand date; and

•	be accompanied by a copy of Sections 33-13-101 et seq. of the South Carolina Code.

A record shareholder who receives the Dissenters’ Notice must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters’ rights) acquired beneficial ownership of the shares before the date set forth in the dissenters’ notice pursuant to Section 33-13-220(b)(3) of the South Carolina Code and deposit such holder’s certificates in accordance with the Dissenters’ Notice.  Dissenting shareholders will retain all other rights of a shareholder until those rights are canceled or modified by the consummation of the Reorganization.  A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under Sections 33-13-101 et seq. of the South Carolina Code

Except as described below, Regional must upon the effective date of the Reorganization, or upon receipt of a payment demand, pay each dissenting shareholder who substantially complied with the payment demand and deposit requirements described above the amount Regional estimates to be the fair value of the shares, plus accrued interest from the effective date of the Reorganization.  Regional’s offer of payment under Section 33-13-250 of the South Carolina Code must be accompanied by:

•	recent financial statements of Regional;

•	Regional’s estimate of the fair value of the shares and an explanation of how the fair value was calculated;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s right to demand additional payment under the South Carolina Code; and

•	a copy of Sections 33-13-101 et seq. of the South Carolina Code.

If the Reorganization is not consummated within 60 days after the date set forth demanding payment and depositing share certificates, Regional must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.  Regional must send a new Dissenters’ Notice if the Reorganization is consummated after the return of certificates and repeat the payment demand procedure described above.

Section 33-13-280 of the South Carolina Code provides that a dissenting shareholder may notify Regional in writing of his or her own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate (less any payment made under the procedure described above), if:

•	he or she believes that the amount paid by Regional is less than the fair value of his or her shares or that Regional has calculated incorrectly the interest due;

•	Regional fails to make payment under Section 33-13-250 within 60 days after the date set for demanding payment; or

•
Regional, having failed to consummate the Reorganization, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenting shareholder waives his or her right to demand payment under Section 33-13-280 unless he or she notifies Regional of his or her demand in writing within 30 days after Regional makes or offers payment for his or her shares.

If a demand for payment under Section 33-13-280 remains unsettled, Regional must commence a nonjury equity valuation proceeding in the Court of Common Pleas of Darlington County, South Carolina, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest.  If Regional does not commence the proceeding within those 60 days, the South Carolina Code requires Regional to pay each dissenting shareholder whose demand remains unsettled the amount demanded.  Regional is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them.  The court may appoint appraisers to receive evidence and to recommend a decision on fair value.  Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such holder’s shares plus interest to the date of judgment.

The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against Regional, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, capriciously, or not in good faith in demanding payment under Section 33-13-280.  The court also may assess the fees and expenses of attorneys and experts for the respective parties against Regional if the court finds Regional did not substantially comply with the requirements of specified provisions of the South Carolina Code, or against either Regional or a dissenting shareholder if the court finds that such party acted arbitrarily, capriciously, or not in good faith with respect to the dissenters’ rights provided by the South Carolina Code.

If the court finds that the services of attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should be not assessed against Regional, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefited.  In a proceeding commenced by dissenters to enforce the statutory liability of Regional in the event Regional fails to commence an appraisal within the sixty day period described above, the court will assess costs of the proceeding and fees and expenses of dissenters’ counsel against the corporation.

This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to Section 33-13 of the South Carolina Code, included as Appendix C to this Proxy Statement.  If you intend to dissent from approval of the Plan, you should review carefully the text of Appendix C and should also consult with your attorney.  We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

Any dissenting shareholder who perfects his or her right to be paid the “fair value” of his or her shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes.  See “Special Factors—Federal Income Tax Consequences of the Reorganization.”

INFORMATION ABOUT REGIONAL AND ITS AFFILIATES

Overview

Regional was incorporated in South Carolina in 2000 and became the bank holding company for Heritage Community Bank, a South Carolina bank, in 2001.  Heritage Community Bank began general banking business in Hartsville, South Carolina in 2001.  As of March 31, 2007, Regional had $87.5 million in consolidated assets, $70.7 million in deposits and $6.3 million in shareholders’ equity.

Directors and Executive Officers

Set forth below is certain information about our current directors and executive officers.  Each director is also a director of our subsidiary, Heritage Community Bank.

Name	Age	Director Since	Business Experience During Past Five Years

Francine P. Bachman	73	1999	Retired teacher

Thomas J. Bell, Jr.	64	1999	Physician

Peter C. Coggeshall, Jr.	63	1999	Retired Vice President of Administration, Sonoco Products Company

Terry M. Hancock	70	2007	Certified public accountant and partner of Sheheen, Hancock & Godwin, LLP, CPA

Franklin Hines	73	1999	President and Chief Executive Officer, Hines Funeral Home, Inc. and Hines Enterprises, Inc.

J. Richard Jones, Jr.	54	1999	Attorney, Stanton & Jones

Woodward H. Morgan, III	65	1999	Retired veterinarian and golf course developer

Randolph G. Rogers	59	1999	Farmer

Gosnold G. Segars	62	1999	Chairman of the Board of Directors, Regional Bankshares, Inc.; Owner, G. Graham Segars & Sons, Inc. real estate brokerage firm

Howard W. Tucker, Jr.	69	1999	Retired optometrist

Curtis A. Tyner, Sr.	58	1999	President and Chief Executive Officer, Regional Bankshares, Inc. and Heritage Community Bank

Patricia M. West	63	1999	Retired teacher

Shannon R. Morrison	26	N/A	Vice President and Cashier, Regional Bankshares, Inc. and Heritage Community Bank

Stock Ownership by Affiliates

The following table sets forth the number and the percentage ownership of shares of Regional common stock beneficially owned by each current director, executive officer, and 5% shareholder of Regional and by all directors and executive officers as a group as of March 31, 2007.

The table also sets forth the number and approximate percentage of shares of Regional common stock that the persons named in the table would beneficially own after the effective date of the Reorganization on a pro forma basis, assuming 42,499 shares are exchanged for cash and 123,856 shares are exchanged for Series A Preferred Stock in the Reorganization and there are no changes in the named person’s ownership between March 31, 2007 and the effective date of the Reorganization.  The table reflects the number of shares of common stock beneficially owned both before and after reorganization, as some of the affiliates’ common stock will be converted to preferred stock after the reorganization.

Name	Number of Shares of Common Stock Beneficially Owned Before Reorganization		Percentage of Total Before Reorganization	Number of Shares of Common Stock Beneficially Owned After Reorganization	Percentage of Total After Reorganization

Directors:

Francine P. Bachman	44,100	(1)	5.82%	44,100	7.46%

Thomas J. Bell, Jr.	41,937	(2)	5.50%	41,937	7.03%

Peter C. Coggeshall, Jr.	31,500	(3)	4.13%	31,500	5.28%

Terry M. Hancock	9,025	(4)	1.21%	9,025	1.29%

Franklin Hines	31,500	(5)	4.13%	31,500	5.28%

J. Richard Jones, Jr.	31,918	(6)	4.21%	31,500	5.32%

Woodward H. Morgan, III	31,185	(7)	4.12%	31,185	5.28%

Randolph G. Rogers	66,843	(8)	8.76%	66,213	11.09%

Gosnold G. Segars	62,108	(9)	8.14%	62,108	10.41%

Howard W. Tucker, Jr.	40,194	(10)	5.30%	40,194	6.79%

Curtis A. Tyner, Sr.	38,050	(11)	5.00%	37,798	6.35%

Patricia M. West	39,186	(12)	5.13%	37,795	6.33%

Executive Officer:

Shannon R. Morrison	130		*	-	-

All current directors and executive officers as a group (13 persons)	467,676		61.45%	464,855	77.91%

* Denotes less than 1%
(1)	Includes 12,600 shares held by Ms. Bachman’s husband and 12,600 shares subject to currently exercisable warrants.
(2)	Includes 12,600 shares held in Mr. Bell’s individual retirement account and 18,522 shares subject to currently exercisable warrants.
(3)	Includes 18,522 shares subject to currently exercisable warrants.
(4)	Includes 6,500 shares in Mr. Hancock’s individual retirement account.
(5)	Includes 18,522 shares subject to currently exercisable warrants.

(6)	Includes 13,860 shares subject to currently exercisable warrants, 418 shares held by Mr. Jones’ wife, and 5,040 shares held in Mr. Jones’ individual retirement account.
(7)	Includes 1,260 shares held by Mr. Morgan as custodian for his grandson and 12,600 shares subject to currently exercisable warrants.
(8)	Includes 6,300 shares held by Mr. Rogers’ wife, 630 shares held by Mr. Rogers’ wife as custodian for his children and 18,522 shares subject to currently exercisable warrants.
(9)	Includes 3,150 shares held by Mr. Segars’ wife and 18,522 shares subject to currently exercisable warrants.
(10)	Includes 24,402 shares held in Mr. Tucker’s individual retirement account, 1,008 shares held by Mr. Tucker’s wife and 13,650 shares subject to currently exercisable warrants.
(11)
Includes 252 shares held by Mr. Tyner’s wife, 15,807 shares held in Mr. Tyner’s individual retirement account, 12,600 shares subject to currently exercisable warrants and 4,243 shares subject to currently exercisable options.  Mr. Tyner is also an Executive Officer of the Company.

(12)
Includes 6,300 shares held in the individual retirement account of Ms. West’s husband, 1,391 shares held by Ms. West’s husband as custodian for Ms. West’s grandchildren and 18,522 shares subject to currently exercisable warrants.

Recent Affiliate Transactions in Regional Stock

The following table shows all purchases of Regional common stock by the filing persons during the past two years and all transactions in Regional common stock by Regional and its executive officers, directors and affiliates during the past 60 days.  Regional has never repurchased any of its outstanding shares of common stock.

Name	Date	No of Shares	Price per Share	How Effected

Randolph G. Rogers	4/14/06	10,500	$13.00	Purchase

Gosnold G. Segars	9/25/06	120	$13.00	Purchase
	10/05/06	126	$13.00	Purchase
	12/19/06	500	$13.00	Purchase

Related Party Transactions

In addition, from time to time our directors, officers and their affiliates, including members of their families or businesses and other organizations with which they are associated, may have banking transactions in the ordinary course of business with Heritage Community Bank.  The Bank’s policy is that any loans or other transactions with those persons or entities (a) are made in accordance with applicable law and the Bank’s lending policies; (b) are made on substantially the same terms, including price, interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated parties of similar standing; and (c) do not involve more than the normal risk of collectibility or present other unfavorable features to the Company and the Bank.  In addition, all future transactions with our directors, officers and their affiliates are intended to be on terms no less favorable than could be obtained from an unaffiliated third party, and must be approved by a majority of our directors, including a majority of the directors who do not have an interest in the transaction.

The law firm of Stanton and Jones, in which J. Richard Jones, Jr., one of our directors, is a partner, provided legal services to the Company during 2006 and expects to continue to do so during 2007.  The amount billed to the Company for such services did not exceed $120,000 for 2006 and are not expected to exceed such amount for 2007.

Market for Common Stock and Dividends

The following table shows the quarterly high and low trading prices and cash dividends for the Regional common stock for the periods indicated.  There is not an organized trading market for our common stock, and we do not expect that an active market for the common stock or Series A Preferred Stock will develop after the Reorganization.  The common stock is not traded on an exchange or automated quotation system (e.g., Nasdaq or the Over-the-Counter Bulletin Board), and as a result, all prices reported are only those relating to trades of which management is aware.  We will not take any steps to cause the shares of Regional common stock or Series A Preferred Stock to become eligible for trading on an exchange or automated quotation system after the Reorganization.  We have not paid cash dividends on our common stock during the periods indicated and do not presently intend to pay such dividends.

	Quarter	High ($)	Low ($)
2007
	Second*	13.50	13.00
	First	14.00	13.00

2006
	Fourth	14.00	14.00
	Third	13.75	13.00
	Second	13.75	12.75
	First	12.75	12.75

2005
	Fourth	14.00	12.00
	Third	13.50	12.50
	Second	13.75	10.00
	First	13.75	13.50
____________
*Through April 19, 2007.

Description of Capital Stock

The authorized capital stock of Regional Bankshares, Inc. consists of 10,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value.  As of the record date, [_______] shares of Regional common stock were issued and outstanding and were held of record by approximately [__] shareholders.  We estimate the number of shares of Regional common stock outstanding after the Reorganization will be approximately 578,316 shares.  The exact number of shares of common stock outstanding after the Reorganization will depend on the number of shares of common stock that are exchanged for Series A Preferred Stock.  The following summary describes the material terms of our capital stock.

All holders of our common stock are entitled to share equally in dividends from funds legally available therefor when, as, and if declared by the board of directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in all of our assets available for distribution to the common shareholders.  We may pay dividends in cash, property or shares of common stock, unless we are insolvent or the dividend payment would render us insolvent.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to the shareholders.  Holders of our common stock do not have any preemptive right to acquire any of our authorized but unissued capital stock.  There is no cumulative voting, redemption right, sinking fund provision, or right of conversion in existence with respect to our common stock.  All outstanding shares of our common stock are fully paid and non-assessable.  Generally, we may issue additional shares of Regional common stock without regulatory or shareholder approval, and common stock may be issued for cash or other property.

Our articles of incorporation authorize the board of directors of the Company to issue shares of preferred stock and to establish the designation and relative rights, preferences, and limitations of such series of stock.  We plan to file articles of amendment to our articles of incorporation setting forth the terms of the Series A Preferred Stock following shareholder approval of the Reorganization and prior to the effectiveness of the Reorganization.  See “Terms of the Series A Preferred Stock” and Appendix B.

Shareholder Proposals

If the Reorganization is effected within the time frame that we expect, SEC rules relating to shareholder proposals will not apply to our 2008 annual meeting of shareholders.  Such rules provide that if a shareholder wishes that a proposal be included in the proxy statement relating to our 2008 annual meeting, he or she must deliver a written copy of the proposal to our principal executive offices no later than January 17, 2008.  To ensure prompt receipt by the Company, the proposal should be sent certified mail, return receipt requested.  Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws.  It is our policy that any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must be delivered to the Secretary of the Company between 30 and 60 days prior to the annual meeting; provided, however, that if less than 31 days’ notice of the meeting is given to shareholders, the notice must be delivered within 10 days following the day on which notice of the meeting was mailed to shareholders.

Shareholder Communications

The board has implemented a process for shareholders to send communications to the board.  Any shareholder desiring to communicate with the board, or with specific individual directors, may so do by writing to Regional Bankshares, Inc., J. Richard Jones, Jr., Corporate Secretary, 206 South Fifth Street, Hartsville, South Carolina 29550.  The Secretary has been instructed by the board to promptly forward all such communications to the addressees indicated thereon.

Other Matters

Our board of directors knows of no other matters that may be brought before the meeting.  If, however, any matter other than the election of directors, or matters incidental to the election of directors, should properly come before the meeting, votes will be cast pursuant to the proxies in accordance with the best judgment of the proxyholders.  If you cannot be present in person, you are requested to complete, sign, date, and return the enclosed proxy promptly.  An envelope has been provided for that purpose.  No postage is required if mailed in the United States.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following historical financial data is derived from, and qualified by reference to, Regional’s Consolidated Financial Statements and the Notes thereto included in its Annual Report on Form 10-KSB for the year ended December 31, 2006 and its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.  You should read the selected financial data set forth below in conjunction with the foregoing financial statements and notes and in the context of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the report listed above.  The portions of the reports described above are attached as Appendix D to this proxy statement.

	As of and for the year ended December 31,		As of and for the quarter ended March 31,
(In thousands except per share data)	2006	2005	2007	2006

Net interest income	$3,201	3,108	784	791
Provision for loan losses	144	120	20	36
Other income	758	586	180	174
Other expense	3,043	2,808	860	698
Income taxes (benefit)	286	283	31	85
Net earnings (loss)	$486	482	53	145

PER COMMON SHARE
Basic earnings (loss) per share	$0.66	0.69	0.07	0.20
Diluted earnings (loss) per share	0.64	0.66	0.07	0.19
Cash dividends declared	-	-	-	-
Book value	$8.40	8.07	8.49	8.67

AT PERIOD END
Loans, net	$63,313	57,905	65,905	56,866
Earning assets	73,001	65,500	77,879	66,275
Assets	81,364	71,105	87,515	73,154
Deposits	64,752	58,698	70,722	60,164
Shareholders’ equity	$6,250	5,588	6,315	5,751
Common shares outstanding	744	693	744	728

AVERAGE BALANCES
Loans	$60,976	56,581	65,662	57,791
Earning assets	70,245	67,271	75,227	66,895
Assets	77,441	72,110	81,237	74,556
Deposits	53,747	51,387	58,713	51,605
Shareholders’ equity	$5,919	5,249	6,074	6,675
Weighted average shares outstanding	764	729	776	759

KEY PERFORMANCE RATIOS
Return on average assets	0.64%	0.67%	0.26%	0.78%
Return on average shareholders’ equity	8.21%	9.18%	3.49%	8.80%
Net interest margin	4.56%	4.62%	4.23%	4.79%
Dividend payout ratio	-	-	-	-
Average equity to average assets	7.64%	7.28%	7.48%	8.95%

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet as of March 31, 2007 (the “Pro Forma Balance Sheet”), and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 and the quarter ended March 31, 2007 (the “Pro Forma Statements of Operations”), show the pro forma effect of the Reorganization.  Pro forma adjustments to the Pro Forma Balance Sheet are computed as if the Reorganization occurred at March 31, 2007, while the pro forma adjustments to the Pro Forma Statements of Operations are computed as if the Reorganization were consummated on January 1, 2006 in the case of the Statement of Operations for the year ended December 31, 2006 and on January 1, 2007 in the case of the quarter ended March 31, 2007.  The following financial statements do not reflect any anticipated cost savings that may be realized by Regional after consummation of the Reorganization.

The pro forma information does not purport to represent what Regional’s results of operations actually would have been if the Reorganization had occurred on any of the dates indicated above.

REGIONAL BANKSHARES, INC.
Pro Forma Consolidated Balance Sheet
March 31, 2007
(Dollars in thousands)
(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma Combined

		Debit	Credit
ASSETS
Cash and due from banks	$2,935	$-	$726	$2,139
Federal funds sold	4,601			4,601
Cash and cash equivalents	7,536			6,740
Securities available for sale	6,119			6,119
Other investments	512			512
Loans, net	65,905			65,905
Premises and equipment	5,084			5,084
Other assets	2,359			2,359
Total assets	$87,515			$86,719

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$8,629			$8,629
Interest bearing	62,093			62,093
Total deposits	70,722			70,722

Accrued expenses and other liabilities	855			855
Other borrowed funds	9,623			9,623

Total liabilities	81,200			81,200

Shareholders’ equity:
Series A Preferred Stock	-		124	124
Common stock	743	166		577
Capital surplus	5,360	726	42	4,676
Retained earnings	230			230
Accumulated other comprehensive income (loss)	(18)			(18)
Total shareholders’ equity	6,315			5,589

Total liabilities and equity	$87,515			$86,789

Shares outstanding (common and Series A Preferred)	743,621			702,172

Book value per common equivalent share	$8.49			$7.96

Assumptions:
(1) Assumes the issuance of 123,856 shares of Series A Preferred Stock, issued in exchange for 123,856 shares of common stock
(2) Assumes that $616,236 in cash is issued in exchange for 42,499 shares of common stock.
(3) Cost of the transaction including $110,000 in filing, legal and other fees

See accompanying notes to pro forma consolidated financial statements.

REGIONAL BANKSHARES, INC.
Pro Forma Consolidated Statements of Income
For the Year Ended December 31, 2006
(In thousands, except per share data)
(Unaudited)

	Historical	Pro Forma Adjustments	Pro Forma

Interest income	$5,359		$5,359
Interest expense	(2,159)		(2,159)
Net interest income	3,200		3,200

Provision for loan losses	(144)		(144)
Other income	758		758
Other expense	(3,042)		3,042)
Earnings before taxes	772		772
Income tax expense	(286)		(286)

Net income	$486		$486

Basic earnings per common share	$0.66		$0.70
Diluted earnings per share	$0.64		$0.67

REGIONAL BANKSHARES, INC.
Pro Forma Consolidated Statements of Income
For the Quarter Ended March 31, 2007
(In thousands, except per share data)
(Unaudited)

	Historical	Pro Forma Adjustments	Pro Forma

Interest income	$1,466		$1,466
Interest expense	(682)		(682)
Net interest income	784		784

Provision for loan losses	(20)		(20)
Other income	180		180
Other expense	(860)		(860)
Earnings before taxes	84		84
Income tax expense	(31)		(31)

Net income	$53		$53

Basic earnings per common share	$0.07		$0.08
Diluted earnings per share	$0.07		$0.07

HISTORICAL AND PRO FORMA
RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
Dollars in Thousands

			Pro Forma			Pro Forma
	Year Ended		Year Ended	Quarter Ended		Quarter Ended
	December 31,		December 31,	March 31,		March 31,
	2006	2005	2006	2007	2006	2007

Pretax earnings	$772	$765	$772	$84	$231	$84
Fixed charges	2,159	1,357	2,159	683	426	683
Interest expensed and capitalized
Amortization of capitalized interest
Distributed income of equity investees
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges
Less
Interest capitalized
Preference security dividend requirements
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges
Total Earnings	$2,931	$2,122	$2,931	$767	$657	$767

FIXED CHARGES
Interest expensed and capitalized	$2,159	$1,357	$2,159	$83	$426	$683
Amortized premiums, discounts and capitalized interest
Interest within rental expense
Preference security dividend requirements of consolidated subsidiaries
Total Fixed Charges	$2,159	$1,357	$2,159	$683	$426	$683

Ratio of Earnings
To Fixed Earnings	135.76%	156.37%	135.76%	112.30%	154.23%	112.30%

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC.  Copies of these reports and other information may be inspected and copied at the SEC’s public reference facilities located at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  Copies of these reports and other information can also be obtained by mail at prescribed rates from the SEC at the address provided above, via telephone at 1-800-SEC-0330, or via the SEC’s website at www.sec.gov.

We have filed a Schedule 13E-3 under the Securities Exchange Act in connection with the Reorganization.  This proxy statement does not contain all the information contained in the Schedule 13E-3 because certain portions have been omitted in accordance with SEC rules and regulations.  The Schedule 13E-3 is available at the SEC for inspection and copying as described above.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Plan of Reorganization") is made and entered into as of the ___ day of ____________, 2007, by and between Regional Bankshares, Inc. ("Regional"), a bank holding company organized under the laws of the State of South Carolina, and Regional Interim Corporation ("Interim"), a South Carolina corporation.

WITNESSETH

WHEREAS, Regional and Interim have determined that in order to effect a reorganization of Regional resulting in the suspension of its duties to file reports with the Securities and Exchange Commission, Regional should cause Interim to be organized as a South Carolina corporation for the sole purpose of merging with and into Regional, with Regional being the surviving corporation;

WHEREAS, the respective Boards of Directors of Regional and Interim deem it advisable and in the best interests of Regional and Interim and their respective shareholders that Interim be merged with and into Regional on the terms set forth herein (the “Reorganization”);

WHEREAS, the authorized capital stock of Regional consists of 10,000,000 shares of common stock ("Regional Common Stock"), $0.01 par value, of which ________ shares are issued and outstanding, and 1,000,000 shares of preferred stock (“Regional Preferred Stock”), no par value, of which no shares are issued and outstanding;

WHEREAS, the Board of Directors of Regional has approved the terms of Series A Preferred Stock, no par value, 500,000 shares of which are to be authorized through the filing of Articles of Amendment to Regional’s Articles of Incorporation prior to the consummation of the Reorganization contemplated hereby;

WHEREAS, the authorized capital stock of Interim consists of 1,000 shares of common stock ("Interim Common Stock"), $1.00 par value, of which 1,000 shares are issued and outstanding;

WHEREAS, the respective Boards of Directors of Regional and Interim, by resolutions duly adopted, have approved and adopted this Plan of Reorganization and directed that it be submitted to the respective shareholders of Regional and Interim for their approval; and

NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements herein contained, and for the purpose of stating the method, terms and conditions of the merger provided for herein, the mode of carrying the same into effect, the manner and basis of converting and exchanging the shares of Regional Common Stock and Interim Common Stock as hereinafter provided, and such other provisions relating to the reorganization and merger as the parties deem necessary or desirable, the parties hereto agree as follows:

SECTION 1

REORGANIZATION

Pursuant to the applicable provisions of South Carolina law, Interim shall be merged with and into Regional (the “Reorganization”).  Regional shall be the survivor of the merger (the "Surviving Corporation").

SECTION 2

EFFECTIVE DATE OF THE REORGANIZATION

The merger of Interim with and into Regional shall be effective as of the date (the "Effective Date") specified in the articles or certificate of merger relating to the Reorganization as filed with the South Carolina Secretary of State.

SECTION 3

LOCATION, ARTICLES AND BYLAWS, AND MANAGEMENT

On the Effective Date:

(a)           The principal office of the Surviving Corporation shall be located at 206 South Fifth Street, Hartsville, South Carolina 29550, or such other location where Regional is located on the Effective Date of the Reorganization.

(b)           The Articles of Incorporation and Bylaws of the Surviving Corporation shall be the same Articles of Incorporation and Bylaws of Regional as are in effect on the Effective Date of the Reorganization.

(c)           The directors and officers of the Surviving Corporation shall be the directors and officers of Regional on the Effective Date of the Reorganization.  All such directors and officers of the Surviving Corporation shall serve until their respective successors are elected or appointed pursuant to the applicable provisions of the Articles and Bylaws of the Surviving Corporation.

SECTION 4

EXISTENCE, RIGHTS, DUTIES, ASSETS, AND LIABILITIES

(a)           As of the Effective Date of the Reorganization, the existence of Regional shall continue in the Surviving Corporation.

(b)           As of the Effective Date of the Reorganization, the Surviving Corporation shall have, without further act or deed, all of the properties, rights, powers, trusts, duties and obligations of Regional and Interim.

(c)           As of the Effective Date of the Reorganization, the Surviving Corporation shall have the authority to engage only in such businesses and to exercise only such powers as are provided for in the Articles of Incorporation of the Surviving Corporation, and the Surviving Corporation shall be subject to the same prohibitions and limitations to which it would be subject upon original incorporation, except that the Surviving Corporation may engage in any business and may exercise any right that Regional or Interim could lawfully have exercised or engaged in immediately prior to the Effective Date of the Reorganization.

(d)           No liability of Regional or Interim or of any of their shareholders, directors or officers shall be affected by the Reorganization, nor shall any lien on any property of Regional or Interim be impaired by the Reorganization.  Any claim existing or any action pending by or against Regional or Interim may be prosecuted to judgment as if the Reorganization had not taken place, or the Surviving Corporation may be substituted in place of Regional or Interim.

SECTION 5

EFFECT OF MERGER ON INTERIM SHAREHOLDERS

Each share of Interim Common Stock outstanding immediately prior to the Effective Date of the Reorganization shall be cancelled and shall no longer be outstanding.

SECTION 6

MANNER AND BASIS OF CONVERTING SHARES
OF REGIONAL COMMON STOCK

(a)           Conversion of Shares.  The shares of Regional Common Stock that are outstanding on the Effective Date of the Reorganization, excluding those shares of Regional Common Stock held as treasury stock (which shall remain unaffected by the Reorganization) or by shareholders who have perfected dissenters’ rights of appraisal under the applicable provisions of South Carolina law (the "Dissenters' Rights Provisions"), shall be converted or retained as follows:

(1)           Each share of Regional Common Stock held by a shareholder who is the record holder of 126 or fewer shares of Regional Common Stock shall be converted into the right to receive cash, payable by the Surviving Corporation, in the amount of $14.50 per share of Regional Common Stock.

(2)           Each share of Regional Common Stock held by a shareholder who is the record holder of more than 126 shares and less than 631 shares of Regional Common Stock shall be converted into the right to receive one share of Series A Preferred Stock for every share of Regional Common Stock held.

(2)           Each share of Regional Common Stock held of record by a shareholder who is the holder of 631 or more shares of Regional Common Stock shall remain outstanding and held by such shareholder.

(3)           All treasury stock held by the Company shall remain treasury stock and shall be unaffected by this Plan of Reorganization.

(b)           Failure to Surrender Regional Common Stock Certificates.  Until a Regional shareholder receiving cash or Series A Preferred Stock in the Reorganization surrenders his or her Regional Common Stock certificate or certificates to Regional (or suitable arrangements are made to account for any lost, stolen or destroyed certificates according to Regional’s usual procedures), the shareholder shall not be issued the cash (or any interest thereon) or Series A Preferred Stock certificate(s) or dividends thereon, as applicable, that such Regional Common Stock certificate entitles the shareholder to receive.  Such shareholder will, however, be entitled to vote any shares of Series A Preferred Stock that he or she is entitled to receive to the same extent as other holders of such stock are entitled to vote and to receive accrued dividends from the Effective Time of the Reorganization to the date of surrender of such certificate(s).  Neither Regional, Interim nor any of their respective officers, directors, employees or agents shall be liable to any former holders of Regional Common Stock for any Series A Preferred Stock or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 7

ACQUISITION OF DISSENTERS' STOCK

Regional shall pay to any shareholder of Regional who complies fully with the Dissenters' Rights Provisions an amount of cash (as determined and paid under the terms of such Provisions) for his or her shares of Regional Common  Stock.  The shares of Regional Common Stock so acquired shall be cancelled.

SECTION 8

FURTHER ACTIONS

From time to time, as and when requested by the Surviving Corporation, or by its successors or assigns, Regional shall execute and deliver or cause to be executed and delivered all such deeds and other instruments, and shall take or cause to be taken all such other actions, as the Surviving Corporation, or its successors and assigns, may deem necessary or desirable in order to vest in and confirm to the Surviving Corporation, and its successors and assigns, title to and possession of all the property, rights, powers, trusts, duties and obligations referred to in Section 4 hereof and otherwise to carry out the intent and purposes of this Plan of Reorganization.

SECTION 9

CONDITIONS PRECEDENT TO CONSUMMATION OF THE REORGANIZATION

This Plan of Reorganization is subject to, and consummation of the Reorganization herein provided for is conditioned upon, the fulfillment prior to the Effective Date of the Reorganization of each of the following conditions:

(a)           Approval of the Plan of Reorganization by the shareholders of each of Regional and Interim in accordance with the provisions of applicable law and the provisions of the applicable constituent’s articles of incorporation, bylaws and other governing instruments;

(b)           The number of shares held by persons who have perfected dissenters' rights of appraisal pursuant to the Dissenters' Rights Provisions shall not be deemed by the Board of Directors to make consummation of this Plan of Reorganization inadvisable;

(c)           Procurement of any action, consent, approval or ruling, governmental or otherwise, which is, or in the opinion of counsel for Regional and Interim may be, necessary to permit or enable the Surviving Corporation, upon and after the Reorganization, to conduct all or any part of the business and activities conducted by the Regional prior to the Reorganization.

SECTION 10

TERMINATION

In the event that:

(a)           The number of shares of Interim Common Stock or Regional Common Stock voted against the Reorganization or as to which dissenters’ rights have been perfected shall make consummation of the Reorganization inadvisable in the opinion of the Board of Directors of Regional or Interim;

(b)           Any action, consent, approval, opinion, or ruling required to be provided by Section 9 of this Plan of Reorganization shall not have been obtained; or

(c)           For any other reason consummation of the Reorganization is deemed inadvisable in the opinion of the Board of Directors of Regional or Interim;

then this Plan of Reorganization may be terminated at any time before consummation of the Reorganization by written notice, approved or authorized by the Board of Directors of the party wishing to terminate, to the other party.  Upon termination by written notice as provided by this Section 10, this Plan of Reorganization shall be void and of no further effect, and there shall be no liability by reason of this Plan of Reorganization or the termination hereof on the part of Regional, Interim, or their directors, officers, employees, agents or shareholders.

SECTION 11

AMENDMENT; WAIVER

(a)           At any time before or after approval and adoption hereof by the respective shareholders of Regional and Interim, this Plan of Reorganization may be amended by written agreement by Regional and Interim; provided, however, that after the approval and adoption of this Plan of Reorganization by the shareholders of Regional and Interim, no amendment reducing the consideration payable to Regional shareholders shall be valid without having been approved by the Regional shareholders in the manner required for approval of this Plan of Reorganization.  In particular, in the event that the consummation of the Plan of Reorganization would yield more than 300 common or 500 Series A Preferred shareholders of record, the President and Chief Executive Officer may amend the Plan of Reorganization to increase the 126- and/or 631-share threshold described in Section 6(a), as applicable, to the minimum threshold necessary to ensure that the Company will have fewer than 300 common and fewer than 500 Series A Preferred shareholders of record as a result of the transactions contemplated by this Plan of Reorganization.

(b)           A waiver by any party hereto of any breach of a term or condition of this Plan of Reorganization shall not operate as a waiver of any other breach of such term or condition or of other terms or conditions, nor shall failure to enforce any term or condition operate as a waiver or release of any other right, in law or in equity, or claim which any party may have against another party for anything arising out of, connected with or based upon this Plan of Reorganization.  A waiver shall be effective only if evidenced by a writing signed by the party who is entitled to the benefit of the term or condition of this Plan of Reorganization which is to be waived.  A waiver of a term or condition on one occasion shall not be deemed to be a waiver of the same or of any other term or condition on a future occasion.

SECTION 12

BINDING EFFECT; COUNTERPARTS; HEADINGS; GOVERNING LAW

This Plan of Reorganization is binding upon the parties hereto and upon their successors and assigns.  This Plan of Reorganization may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.  The title of this Plan of Reorganization and the headings herein set out are for convenience or reference only and shall not be deemed a part of this Plan of Reorganization. This Plan of Reorganization shall be governed by and construed in accordance with the laws of the State of South Carolina.

IN WITNESS WHEREOF, the parties hereto have caused this Plan of Reorganization to be executed by their duly authorized officers and their corporate seals to be affixed hereto all as of the day and year first above written.

REGIONAL BANKSHARES, INC.

Curtis A. Tyner, Sr.
President and Chief Executive Officer

ATTEST:

REGIONAL INTERIM CORPORATION

By:

Name:

Title:

ATTEST:

APPENDIX B

REGIONAL BANKSHARES, INC.

SERIES A PREFERRED STOCK
Relative Rights and Preferences and Other Terms

1.           Designation and Initial Number.  The class of shares of preferred stock hereby authorized shall be designated the “Series A Preferred Stock.”  The initial number of authorized shares of the Series A Preferred Stock shall be 500,000 shares.

2.           Rank.  The Series A Preferred Stock, with respect to dividend rights and rights of liquidation, dissolution or winding up of the corporation, ranks senior to the Common Stock and all of the classes and series of equity securities of the corporation, other than any classes or series of equity securities of the corporation subsequently issued ranking on a parity with, or senior to, the Series A Preferred Stock, as to dividend rights and rights upon liquidation, dissolution or winding up of the corporation.  The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other classes or series of preferred stock and equity securities of the corporation designated by the Board of Directors.  The Series A Preferred Stock is junior to indebtedness issued from time to time by the corporation, including notes and debentures.

3.           Voting Rights.  Except as provided by law, the holders of the Series A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon any proposal for a Change of Control (as defined in Section 12).  On those matters in which the holders of Series A Preferred Stock are entitled to vote, the holders shall have the right to one vote for each share of Series A Preferred Stock, and shall be entitled to receive notice of any shareholders meeting held to act upon such matters in accordance of the Bylaws of the corporation, and shall be entitled to vote in such manner as provided by law.  Except as provided by law, the holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class, and not as a separate class.

4.           Dividend Rights.  The holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds at the time legally available for payment as dividends, an annual dividend in the amount of $0.20 per share, with any amounts in excess of $0.20 per share being payable at the discretion of the Board of Directors.  The shares of Series A Preferred Stock shall be non-cumulative with respect to dividends, and any unpaid dividends shall not bear or accrue interest.

5.           Liquidation or Dissolution.  In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, then, before any distribution or payment shall be made to the holders of any junior stock(as defined in Section 11(c)), the holders of Series A Preferred Stock shall be entitled to be paid in full (on a per share basis) the greater of the net book value of the shares of Series A Preferred Stock or of the Common Stock, in each case as of the end of the calendar quarter preceding the effective date of such transaction and as determined under generally accepted accounting principles.  To the extent such payment shall have been made in full to the holders of the Series A Preferred Stock and any parity stock (as defined in Section 11(c)), the remaining assets and funds of the corporation shall be distributed among the holders of the junior stock, according to their respective rights and preferences and in each case according to their respective shares.  If upon liquidation, dissolution or winding up, the amounts so payable are not paid in full to the holders of all outstanding shares of Series A Preferred Stock, and all other shares on a parity with the Series A Preferred Stock, then the holders of Series A Preferred Stock and all other shares on a parity with the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled.  Neither a Change of Control nor any purchase or redemption of stock of the corporation of any class shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of the provisions of this Section 5.

6.           Treatment upon a Change of Control.  In the event of, and contingent upon the effectiveness of, a Change in Control, each holder of Series A Preferred Stock shall have the right to receive the same consideration to be received by each holder of Common Stock, calculated as if the holder had converted such shares of Series A Preferred Stock to an equal number of shares of Common Stock immediately prior to the consummation of such Change of Control

7.           Antidilution Adjustments.  If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the corporation or of any other corporation by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split, combination of shares, or stock dividend, appropriate adjustment shall be made by the Board of Directors of the corporation in the number, and relative terms, of the shares of Series A Preferred Stock.

8.           Registration Rights.  None.

9.           No Implied Limitations.  Nothing herein shall limit, by inference or otherwise, the discretionary right of the Board of Directors to divide any or all of the shares of any preferred or special classes into Series And, within the limitations set forth in the South Carolina Business Corporation Act, to fix and determine the relative rights and preferences of the shares of any series so established, to the full extent provided in the Articles of Incorporation of the corporation.

10.           General Provisions.  In addition to the above provisions with respect to the Series A Preferred Stock, such Series A Preferred Stock shall be subject to, and entitled to the benefits of, the provisions set forth in the corporation’s Articles of Incorporation with respect to preferred stock generally.

11.           Definitions.  As used herein with respect to the Series A Preferred Stock, the following terms have the following meanings:

(a)           The term “Change of Control” shall mean the consummation of (i) a merger, share exchange, consolidation or other business combination of the corporation with any other “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) or affiliate thereof, other than a merger, share exchange, consolidation or business combination that would result in the outstanding common stock of the corporation immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or a parent or affiliate thereof) more than fifty percent (50%) of the outstanding common stock of the corporation or such surviving entity or parent or affiliate thereof outstanding immediately after such merger, consolidation or business combination, or (ii)  an agreement for the sale or disposition by the corporation of all or substantially all of the corporation’s assets

(b)           The term “parity stock” means any class of capital stock or series of preferred stock (including but not limited to Series A Preferred Stock) and any other class of stock of the corporation hereafter authorized that ranks on a parity with the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation.

(c)           The term “junior stock” shall mean the Common Stock and any other class of stock of the corporation hereafter authorized over which the Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation.

12.           Notices.  All notices required or permitted to be given by the corporation with respect to the Series A Preferred Stock shall be in writing, and if delivered by first class United States mail, postage prepaid, to the holders of the Series A Preferred Stock at their last addresses as they shall appear upon the books of the corporation, shall be conclusively presumed to have been duly given, whether or not the shareholder actually receives such notice; provided, however, that failure to duly give such notice by mail, or any defect in such notice, to the holders of any stock designated for repurchase, shall not affect the validity of the proceedings for the repurchase of any other shares of Series A Preferred Stock.

APPENDIX C

SOUTH CAROLINA DISSENTERS’ RIGHTS STATUTE

CHAPTER 13.

DISSENTERS’ RIGHTS

ARTICLE 1.

 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION 33-13-101. Definitions.

In this chapter:
(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.
(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.  The value of the shares is to be determined by techniques that are accepted generally in the financial community.
(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
(7) “Shareholder” means the record shareholder or the beneficial shareholder.

SECTION 33-13-102. Right to dissent.

(A) A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:
(1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;
(2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;
(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;
(4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:
(i) alters or abolishes a preferential right of the shares;
(ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;
(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;  or
(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104;  or
(5) in the case of corporations which are not public corporations, the approval of a control share acquisition under Article 1 of Chapter 2 of Title 35;
(6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
(B) Notwithstanding subsection (A), no dissenters’ rights under this section are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the agreement of merger or exchange, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

SECTION 33-13-103. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights.  The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.
(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.  A beneficial shareholder asserting dissenters’ rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

ARTICLE 2.

 PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

SECTION 33-13-200. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
(b) If corporate action creating dissenters’ rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Section 33-13-220.

SECTION 33-13-210. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.  A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.
(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SECTION 33-13-220. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 33-13-210(a).
(b) The dissenters’ notice must be delivered no later than ten days after the corporate action was taken and must:

(1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;
(2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;
(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he or, if he is a nominee asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;
(4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date;  and
(5) be accompanied by a copy of this chapter.

SECTION 33-13-230. Shareholders’ payment demand.

(a) A shareholder sent a dissenters’ notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters’ rights) acquired beneficial ownership of the shares before the date set forth in the dissenters’ notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.
(b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
(c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this chapter.

SECTION 33-13-240. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.
(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SECTION 33-13-250. Payment.

(a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.
(b) The payment must be accompanied by:
(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
(2) a statement of the corporation’s estimate of the fair value of the shares and an explanation of how the fair value was calculated;
(3) an explanation of how the interest was calculated;
(4) a statement of the dissenter’s right to demand additional payment under Section 33-13-280;  and
(5) a copy of this chapter.

SECTION 33-13-260. Failure to take action.

(a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 33-13-220 and repeat the payment demand procedure.

SECTION 33-13-270. After-acquired shares.

(a) A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters’ rights) was not the beneficial owner on the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.
(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand.  The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter’s right to demand additional payment under Section 33-13-280.

SECTION 33-13-280. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation’s offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:
(1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;
(2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or
(3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.
(b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

ARTICLE 3.

 JUDICIAL APPRAISAL OF SHARES

SECTION 33-13-300. Court action.

(a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest.  If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office (or, if none in this State, its registered office) is located.  If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition.  Nonresidents may be served by registered or certified mail or by publication, as provided by law.
(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive.  The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value.  The appraisers have the powers described in the order appointing them or in any amendment to it.  The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SECTION 33-13-310. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court.  The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.
(b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280;  or
(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
(d) In a proceeding commenced by dissenters to enforce the liability under Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters’ counsel against the corporation and in favor of the dissenters.

APPENDIX D

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION
AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2006
AND FOR THE QUARTER ENDED MARCH 31, 2007

FINANCIAL STATEMENTS AND MANAGEMENT’S
DISCUSSION AND ANALYSIS FOR THE YEAR ENDED
DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Regional Bankshares, Inc.
Hartsville, South Carolina

We have audited the accompanying consolidated balance sheets of Regional Bankshares, Inc. (the Company) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Regional Bankshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Elliott Davis, LLC
Columbia, South Carolina
March 23, 2007

REGIONAL BANKSHARES, INC.

Consolidated Balance Sheets

	December 31,
	2006	2005
Assets:
Cash and cash equivalents:
Cash and due from banks	$2,162,024	$2,258,817
Federal funds sold	2,243,872	387,955
Total cash and cash equivalents	4,405,896	2,646,772
Investment securities:
Securities available-for-sale	6,191,346	6,078,990
Nonmarketable equity securities	507,892	447,792
Total investment securities	6,699,238	6,526,782
Loans receivable	64,058,193	58,586,129
Less allowance for loan losses	(744,999)	(681,238)
Loans receivable, net	63,313,194	57,904,891
Premises, furniture and equipment, net	4,681,756	3,290,720
Accrued interest receivable	485,846	413,002
Cash surrender value of life insurance	1,298,468	-
Other assets	479,288	322,977
Total assets	$81,363,686	$71,105,144
Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$9,058,501	$9,551,816
Interest-bearing transaction accounts	7,765,473	7,519,826
Savings	11,146,156	15,083,906
Time deposits $100,000 and over	8,735,011	6,077,353
Other time deposits	28,047,110	20,464,994
Total deposits	64,752,251	58,697,895
Junior subordinated debenture	3,093,000	-
Federal funds purchased	-	50,000
Notes payable	-	1,050,000
Advances from Federal Home Loan Bank	6,530,000	5,250,000
Accrued interest payable	360,996	268,415
Other liabilities	377,890	201,252
Total liabilities	75,114,137	65,517,562
Commitments and Contingencies (Notes 13 and 20)
Shareholders’ equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $1.00 par value, 10,000,000 shares authorized; 743,621 and 692,759 shares issued and outstanding at December 31, 2006 and 2005, respectively	743,621	692,759
Capital surplus	5,359,674	5,021,124
Retained earnings (deficit)	176,832	(53,734)
Accumulated other comprehensive loss, net of tax	(30,578)	(72,567)
Total shareholders’ equity	6,249,549	5,587,582
Total liabilities and shareholders’ equity	$81,363,686	$71,105,144

REGIONAL BANKSHARES, INC.

Consolidated Statements of Income

	Years ended December 31,
	2006	2005
Interest income:
Loans, including fees	$4,982,560	$4,124,076
Investment securities:
Taxable	224,832	222,484
Nonmarketable equity securities	21,195	14,475
Federal funds sold	130,741	103,414
Total	5,359,328	4,464,449
Interest expense:
Time deposits $100,000 and over	260,471	180,957
Other deposits	1,439,423	897,136
Notes payable	-	67,004
Advances from Federal Home Loan Bank	277,243	211,052
Short-term borrowings	2,477	759
Other interest expense	178,894	-
Total	2,158,508	1,356,908
Net interest income	3,200,820	3,107,541
Provision for loan losses	144,000	120,000
Net interest income after provision for loan losses	3,056,820	2,987,541
Noninterest income:
Service charges on deposit accounts	462,340	393,225
Increase in cash surrender value of life insurance	48,468	-
Residential mortgage origination fees	37,924	59,103
Brokerage commissions	103,823	42,786
Other	105,442	90,416
Total	757,997	585,530
Noninterest expenses:
Salaries and employee benefits	1,547,638	1,413,929
Net occupancy	205,617	204,049
Furniture and equipment	200,370	193,959
Other operating	1,089,297	995,935
Total	3,042,922	2,807,872
Income before income taxes	771,895	765,199
Income tax provision	285,746	283,151
Net income	$486,149	$482,048
Earnings per share(1)
Basic earnings per share	$0.66	$0.69
Diluted earnings per share	$0.64	$0.66

(1)     Restated to reflect 5% stock dividend distributed in 2006.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income
For the years ended December 31, 2006 and 2005

					Accumulated
				Retained	other
	Common stock		Capital	earnings	comprehensive
	Shares	Amount	surplus	(deficit)	income (loss)	Total

Balance, December 31, 2004	572,070	572,070	5,079,471	(535,782)	(22,159)	5,093,600

Net income	482,048	482,048

Other comprehensive loss, net of tax benefit of $29,610					(50,408)	(50,408)

Comprehensive income						431,640

Exercise of stock options	3,334	3,334	40,008			43,342

Exercise of stock warrants	1,900	1,900	17,100			19,000

Stock dividend of 20%	115,455	115,455	(115,455)			-

Balance, December 31, 2005	692,759	692,759	5,021,124	(53,734)	(72,567)	5,587,582

Net income				486,149		486,149

Other comprehensive income, net of tax expense of $24,660					41,989	41,989

Comprehensive income	528,138

Exercise of stock options	2,057	2,057	19,151	21,208

Exercise of stock warrants	13,528	13,528	99,093	112,621

Stock dividend of 5%	35,277	35,277	220,306	(255,583)		-

Balance, December 31, 2006	743,621	743,621	5,359,674	176,832	(30,578)	6,249,549

REGIONAL BANKSHARES, INC.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005
Cash flows from operating activities:
Net income	486,149	482,048
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	144,000	120,000
Depreciation and amortization expense	230,847	223,125
Discount accretion and premium amortization on securities	6,750	5,384
Deferred income tax provision (benefit)	(1,679)	186,615
Loss on sale of fixed assets	1,729	-
Increase in accrued interest receivable	(72,844)	(175,758)
Increase in accrued interest payable	92,581	150,642
Decrease (increase) in other assets	(227,762)	26,701
Increase in other liabilities	176,638	93,419
Net cash provided by operating activities	929,409	1,112,176
Cash flows from investing activities:
Purchases of securities available-for-sale	(2,467,393)	(5,455,947)
Calls and maturities of securities available-for-sale	2,414,938	2,847,111
Purchases of nonmarketable equity securities	(172,600)	(136,639)
Sales of nonmarketable equity securities	112,500	135,000
Net increase in loans receivable	(5,552,303)	(3,562,279)
Purchases of premises, furniture and equipment	(1,644,612)	(1,059,297)
Proceeds from disposal of premises, furniture and equipment	21,000	-
Purchase of bank owned life insurance	(1,250,000)	-
Net cash used by investing activities	(8,631,470)	(7,232,051)
Cash flows from financing activities:
Net decrease in demand deposits, interest-bearing transaction accounts and savings accounts	(4,185,418)	(870,998)
Net increase in certificates of deposit and other time deposits	10,239,774	1,877,697
Proceeds from advances from Federal Home Loan Bank	8,800,000	3,500,000
Repayments of advances from Federal Home Loan Bank	(7,520,000)	(4,500,000)
Proceeds from federal funds purchased	-	50,000
Repayment of federal funds purchased	(50,000)	-
Proceeds from notes payable	-	50,000
Repayment of notes payable	(1,050,000)	-
Proceeds from issuance of junior subordinated debenture	3,093,000	-
Proceeds from exercise of stock options	21,208	43,342
Proceeds from exercise of stock warrants	112,621	19,000
Net cash provided by financing activities	9,461,185	169,041
Net increase (decrease) in cash and cash equivalents	1,759,124	(5,950,834)
Cash and cash equivalents, beginning of year	2,646,772	8,597,606
Cash and cash equivalents, end of year	4,405,896	2,646,772

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Regional Bankshares, Inc. (the Company) was incorporated to serve as a bank holding company for Hartsville Community Bank.  Hartsville Community Bank was incorporated as a national bank on March 24, 1999 and commenced business on June 15, 1999.  The Company acquired Hartsville Community Bank on January 1, 2001, and Hartsville Community Bank converted to a South Carolina state chartered bank on January 10, 2001.  During 2005, Hartsville Community Bank changed its name to Heritage Community Bank (the Bank).  The principal business activity of the Bank is to provide banking services to domestic markets, principally in Darlington, Chesterfield, and Kershaw Counties in South Carolina. The Bank's deposits are insured by the Federal Deposit Insurance Corporation.  The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management’s Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.  Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowances for losses on loans and foreclosed real estate.  Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily within Darlington and Chesterfield Counties in South Carolina.  The Company’s loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers.  Additionally, Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios.  Management has determined that there is no concentration of credit risk associated with its lending policies or practices.  Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans).  These loans are underwritten and monitored to manage the associated risks.  Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company’s investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities.  In the opinion of Management, there is no concentration of credit risk in its investment portfolio.  The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions.  Management believes credit risk associated with correspondent accounts is not significant.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account.  Aggregate market valuation adjustments are recorded in shareholders’ equity net of deferred income taxes.  Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company’s investment in the stock of the Federal Home Loan Bank and Community Financial Services, Inc.  The stocks have no quoted market value and no ready market for them exists.  Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings.  At December 31, 2006 and 2005, the Bank’s investment in Federal Home Loan Bank stock was $436,900 and $376,800, respectively.  At December 31, 2006 and 2005, investment in Community Financial Services, Inc. was $70,992.  Dividends received on these stocks are included as a separate component of interest income.

Loans receivable - Loans receivable are stated at their unpaid principal balance.  Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest.  When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process.  Loans on the Company’s problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.  As discussed in Note 4, impaired loans closely approximated nonaccrual loans at December 31, 2005 and 2006.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio.  The allowance is based upon a continuing review of past loan loss experience, current and future economic conditions which may affect the borrowers’ ability to pay, and the underlying collateral value of the loans.  Loans which are deemed to be uncollectible are charged off and deducted from the allowance.  The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Residential Mortgage Origination Fees - The Company offers residential loan origination services to its customers in its immediate market area.  The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents.  The Company receives fees for services it provides in conjunction with the origination services it provides.  The fees are recognized at the time the loans are closed by the Company's correspondent.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation.  The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 7 years and buildings of 40 years.  The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred.  Maintenance and repairs are charged to current expense.  The costs of major renewals and improvements are capitalized.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years.  Income taxes deferred to future years are determined utilizing a liability approach.  This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses and depreciable premises and equipment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred.  External costs incurred in producing media advertising are expensed the first time the advertising takes place.  External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.  Advertising and public relations costs of $56,396 and $54,340, were included in the Company's results of operations for 2006 and 2005, respectively.

Retirement Plan - The Company has a SIMPLE retirement plan covering substantially all employees.  Under the plan, participants were permitted to make discretionary contributions in 2006 up to $10,000, unless age 50 and over, as to which the amount was $12,500.  The Company can match employee contributions by contributing up to 3% of each employee’s annual compensation up to a maximum of $3,000.  The Company matched contributions in 2006 and 2005 and charges to earnings were $25,548 and $25,716, respectively.

Stock-Based Compensation - On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under its stock option plans.  The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) (“APB 25”).  Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company’s stock options because the option exercise price in its plans equals the market price on the date of grant.  Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

On August 18, 2005, the board of directors approved accelerating the vesting of 132,000 unvested warrants.  The accelerated vesting was effective as of August 18, 2005.  No additional options were granted in 2006.  As a result, no compensation expense has been recognized in 2006.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table illustrates the effect of net income per common share as if the Company had applied fair value recognition provisions to stock-based employee compensation in 2006 and 2005.

	Years ended December 31,
	2006	2005
Net income, as reported	$486,149	$482,048
Stock based employee compensation expense reported in net income, net of related tax expense	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	352,437
Pro forma net income	$486,149	$129,611
Earnings per share:
Basic - as reported	$0.66	$0.69
Basic - pro forma	$0.66	$0.19
Diluted - as reported	$0.64	$0.66
Diluted - pro forma	$0.64	$0.18

As previously mentioned, on August 18, 2005, the Board of Directors approved accelerating the vesting of 132,000 unvested stock warrants. The accelerated vesting was effective as of August 18, 2005. All of the other terms and conditions applicable to the outstanding warrants remained unchanged.

The decision to accelerate vesting of these warrants will avoid recognition of pre-tax compensation expense by the Company upon the adoption of SFAS 123(R). In the Company’s view, the future compensation expense could outweigh the incentive and retention value associated with the warrants. The pre-tax compensation expense that will be avoided, based upon the effective date of January 1, 2006, approximately $119,000 in 2006 and is expected to be approximately $137,000 in 2007.  The Company believes that the acceleration of vesting stock options meets the criteria for variable accounting under FIN No. 44.  Based upon past experience, the Company believes the grantees of these stock options will remain as a director or employee of the Company.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings Per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued using the treasury stock method.  Earnings per share have been restated to reflect a 5% stock dividend issued on September 15, 2006 to shareholders of record on August 31, 2006.

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years ended December 31,
	2006	2005
Unrealized gains (losses) on available-for-sale securities	$66,649	$(80,018)

Tax effect	(24,660)	29,610

Net-of-tax amount	$41,989	$(50,408)

Statements of Cash Flows - For purposes of reporting cash flows in the consolidated financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold.  Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $2,065,927and $1,206,266 for the years ended December 31, 2006 and 2005, respectively.

Income tax payments totaled $222,268 and $104,485 for the years ended December 31, 2006 and 2005, respectively.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet consolidated financial instruments consisting of commitments to extend credit and letters of credit.  These financial instruments are recorded in the financial statements when they become payable by the customer.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest only-strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”  This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company’s financial position, results of operations or cash flows.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements(continued) In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company’s fiscal year end. SFAS 158 is effective for publicly−held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company does not have a defined benefit pension plan. Therefore, SFAS 158 will not impact  the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings.   This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, “Fair Value Measurement.” The Company is currently analyzing the fair value option provided under SFAS 159.

In September, 2006, The FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (“EITF”) relating to EITF 06-4 “Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”.  EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, “Employers' Accounting for Postretirement Benefits Other Than Pensions”, or Accounting Principles Board (“APB”) Opinion No. 12, “Omnibus Opinion—1967”.  EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods.  The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached related to EITF 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.”  EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract.  EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2007.  The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements(continued) In September 2006, the SEC issued Staff Accounting Bulleting No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory.  There are three main components of economic risk:  interest rate risk, credit risk and market risk.  The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.  Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from borrowers’ inability or unwillingness to make contractually required payments.  Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies.  These regulations can and do change significantly from period to period.  The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2005 financial statements were reclassified to conform with the 2006 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances to cover all cash transactions.  At December 31, 2006 and 2005, the requirement was met by the cash balance in an account with the Bankers Bank and by cash in the vault.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale are as follows:

	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
December 31, 2006
Government-sponsored enterprises	$3,000,000	$6,875	$28,437	$2,978,438
Mortgage-backed securities	2,026,517	-	24,111	2,002,406
Municipals	1,213,365	5,552	8,415	1,210,502
	$6,239,882	$12,427	$60,963	$6,191,346
December 31, 2005
Government-sponsored enterprises	$4,502,679	$-	$74,234	$4,428,445
Mortgage-backed securities	1,385,739	-	40,957	1,344,782
Municipals	305,760	3	-	305,763
	$6,194,178	$3	$115,191	$6,078,990

There were no sales of available-for-sale securities in 2006 or 2005.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 3 - INVESTMENT SECURITIES - continued

The following is a summary of maturities of securities available-for-sale as of December 31, 2006.  The amortized cost and estimated fair values are based on the contractual maturity dates.  Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-for-sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$2,000,000	$1,980,313
Due after one year but within five years	1,750,193	1,734,367
Due after five years but within ten years	1,803,077	1,798,468
Due after ten years	686,612	678,198
Total	$6,239,882	$6,191,346

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006.
Securities available-for-sale:

	Less than twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises	$-	$-	$2,471,563	$28,437	$2,471,563	$28,437
Mortgage-backed securities	920,230	898	1,082,176	23,213	2,002,406	24,111
Municipals	678,198	8,415	-	-	678,198	8,415
	$1,598,428	$9,313	$3,553,739	$51,650	$5,152,167	$60,963

Securities classified as available-for-sale are recorded at fair market value.  Approximately 84.7% of the unrealized losses, or eight individual securities, consisted of securities in a continuous loss position for twelve months or more.  The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

At December 31, 2006 and 2005, securities with an amortized cost of $600,000, and estimated fair values of $604,344 and $590,641, respectively, were pledged to secure public deposits.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable are summarized as follows:

	December 31,
	2006	2005
Real estate - construction	$14,430,612	$8,713,900
Real estate - mortgage	37,484,014	38,529,667
Commercial and industrial	5,603,392	5,641,530
Consumer and other	6,612,827	5,708,360
	64,130,845	58,593,457
Less:
Allowance for loan losses	744,999	681,238
Loans in process	72,652	7,328
Loans, net	$63,313,194	$57,904,891

Transactions in the allowance for loan losses are summarized below:

	Years ended December 31,
	2006	2005
Balance, beginning of year	$681,238	$589,765
Provision charged to operations	144,000	120,000
Recoveries on loans previously charged-off	7,505	25,684
Loans charged-off	(87,744)	(54,211)
Balance, end of year	$744,999	$681,238

At December 31, 2006 and 2005, the Bank had loans in nonaccrual status totaling $257,279 and $7,758, respectively. There were loans totaling $2,919 and $520 past due ninety days or more and still accruing interest at December 31, 2006 and 2005, respectively.  There were no restructured loans at December 31, 2006 or 2005.

Loans on the Company’s problem loan watch list are considered potentially impaired loans.  These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected.  Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of the delay, are expected to be collected.  At December 31, 2006 and 2005, impaired loans closely approximated nonaccrual loans.

At December 31, 2006, the Company had pledged approximately $11,385,032 of loans as collateral for advances from the Federal Home Loan Bank (see Note 7).

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT
Premises, furniture and equipment consisted of the following:

	December 31,
	2006	2005
Land and land improvements	$1,617,899	$673,545
Buildings	2,928,180	2,385,325
Furniture and equipment	1,242,567	1,141,560
Total	5,788,646	4,200,430
Less, accumulated depreciation	1,106,890	909,710
Premises, furniture and equipment, net	$4,681,756	$3,290,720

Depreciation and amortization expense totaled $230,847 and $223,125 for the years ended December 31, 2006 and 2005, respectively.

NOTE 6 - DEPOSITS

At December 31, 2006, the scheduled maturities of certificates of deposit were as follows:

Maturing In	Amount
2007	$34,890,461
2008	1,573,284
2009	69,514
2010	48,862
2011 and thereafter	200,000
Total	$36,782,121

Of the total time deposits outstanding at December 31, 2006, $12,455,835 were brokered deposits.  Of this amount, $11,398,835 and $1,057,000 were scheduled to mature in 2007 and 2008, respectively.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK
Advances from the Federal Home Loan Bank consisted of the following at December 31, 2006 and 2005:

Description	Interest Rate	2006 Balance	2005 Balance
Variable rate advances maturing:
January 31, 2006	4.44%	$-	$2,000,000
January 31, 2007	5.52%	2,280,000	-
March 26, 2008	5.49%	750,000	-
September 26, 2008	5.52%	750,000	-
March 26, 2009	5.51%	750,000	-
September 28, 2009	5.51%	750,000	-
Fixed rate advances maturing:
March 14, 2006	2.62%	-	750,000
September 14, 2006	2.91%	-	750,000
December 8, 2006	3.34%	-	500,000
September 14, 2007	3.28%	750,000	750,000
December 10, 2007	3.59%	500,000	500,000

Total		$6,530,000	$5,250,000

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK - continued
Scheduled principal reductions of Federal Home Loan Bank advances are as follows:

2007	$3,530,000
2008	1,500,000
2009	1,500,000
2010	-
2011	-
Total	$6,530,000

As collateral, the Company has pledged first mortgage loans on one to four family residential loans totaling $3,089,128, multifamily loans totaling $296,991, home equity lines and second mortgages totaling $4,355,742, and commercial real estate loans totaling $3,643,171 at December 31, 2006 (see Note 4).  In addition, the Company's Federal Home Loan Bank stock is pledged to secure the borrowings.  Certain advances are subject to prepayment penalties.

NOTE 8 - NOTES PAYABLE

On September 30, 2004, the Company executed a note with The Bankers Bank to borrow $1,000,000.  The principal balance was payable in ten equal annual payments beginning January 1, 2007.  Interest was based on the prime rate and was payable quarterly, in arrears beginning January 1, 2005.  The interest rate on the note payable at December 31, 2005 was 7.25%.  The note was secured by the stock owned by the Company in the Bank. All principal and interest was due September 30, 2016.  On April 20, 2006 the Company used proceeds from its trust preferred issuance to payoff the note.

In March 2005, the Company executed a line of credit with the Bankers Bank to borrow up to $500,000 for general and corporate purposes.  The line bears interest at a rate of prime (7.25% at December 31, 2005).  The note was also secured  by the stock owned by the Company in the Bank.  The Company paid off the note on March 17, 2006.

NOTE 9 - JUNIOR SUBORDINATED DEBENTURES

On April 20, 2006, Regional Statutory Trust I (the “Trust"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Capital Securities"), generating proceeds of $3.0 million.  The Trust loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

The Capital Securities in the transaction accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 177 basis points, which was 7.13% at December 31, 2006.  The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears.  The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of June 15, 2036.  The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

The Capital Securities mature or are mandatorily redeemable upon maturity on June 15, 2036 or upon earlier optional redemption as provided in the indenture.  The Company has the right to redeem the Capital Securities in whole or in part, on or after June 15, 2011.  The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 10 - OTHER OPERATING EXPENSES
Other operating expenses are summarized below:

	Year ended December 31,
	2006	2005
Professional fees	$162,513	$145,882
Telephone	60,404	56,835
Office supplies, stationery, and printing	67,505	67,916
Data processing and related	236,903	209,062
Advertising and public relations	56,936	54,340
ATM related expenses	46,528	46,251
Other	458,508	415,649
Total	$1,089,297	$995,935

NOTE 11 - INCOME TAXES

Income tax expense is summarized as follows:

	Year ended December 31,
	2006	2005
Currently payable:
Federal	$277,615	$166,910
State	29,116	25,099
Total current	306,731	192,009
Deferred income taxes	3,675	61,532
Income tax expense	$310,406	$253,541
Income tax expense is allocated as follows:
To continuing operations	$285,746	$283,151
To shareholders’ equity	24,660	(29,610)
Income tax expense	$310,406	$253,541

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Allowance for loan losses	$238,576	$220,864
Net operating loss carryforward	12,198	10,000
Nonaccrual of interest	4,000	-
Deferred compensation	19,553	-
Unrealized loss on securities available-for-sale	18,118	42,624
Other	-	796
Total deferred tax assets	292,445	274,284
Deferred tax liabilities:
Accumulated depreciation	40,125	53,106
Prepaids	34,817	-
Total deferred tax liabilities	74,942	53,106
Net deferred tax asset	$217,503	$221,178

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 11 - INCOME TAXES - continued

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value.  As of December 31, 2006, management has determined that it is more likely than not that all of the deferred tax asset will be realized, and accordingly, has not established a valuation allowance.

Reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:
	Year ended December 31,
	2006	2005
Tax expense at statutory rate	$262,444	$260,168
State income tax, net of federal income tax benefit	17,624	16,565
Other, net	5,678	6,418
Total	$285,746	$283,151

NOTE 12 - LEASES

The Company leased its operations center from an entity controlled by a director of the Company at a rate of $1,000 per month.  On December 16, 2005, the operations center moved from the leased facility to a building purchased by the Bank.  The lease was terminated, effective December 31, 2005. Rental expense associated with the property was $12,000 for the year ended December 31, 2005.   There was no rental expense associated with the lease in 2006.

The Company entered into a lease agreement with a third party for the lease of its temporary branch site in Camden, SC.  The site serves as a temporary location during construction of a permanent building.  The lease term is for the twelve (12) months beginning on September 1, 2006 and ending August 31, 2007.   The monthly lease rate is $600 per month. Rental expense associated with the property was $2,400 for the year ended December 31, 2006.  There was no rental expense associated with the lease in 2005.  Future minimum lease payments under noncancellable operating leases totaled $4,800 and are all in 2007.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.  As of December 31, 2006 and 2005, the Company had related party loans totaling $4,156,097 and $4,460,449, respectively. During 2006, advances on related party loans totaled $402,904 and repayments were $707,255.

In 2005 the Company leased its operations center from an entity controlled by a director of the Company at a rate of $1,000 per month.  On December 16, 2005, the operations center moved from the leased facility to a building purchased by the Bank.  The lease was terminated, effective December 31, 2005.  Rental expense associated with the lease was $12,000 for the year ended December 31, 2005.  There was no rental expense associated with the lease in 2006.

NOTE 14 - RETIREMENT PLAN

In 2006, the Company purchased a Bank Owned Life Insurance (BOLI) Policy on its Chief Executive Officer.  Earnings on the policy will be used to offset expenses associated with retirement benefits for the officer.  The officer will receive an annual payment from the Bank equal to the promised benefits.  In connection with this plan, life insurance policies were purchased on the officer.  Premiums totaling $1,250,000 were paid on the policies during the year ended December 31, 2006.  The policies increased in cash value by $48,468 during 2006.  Cash values at December 31, 2006 were $1,298,468.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 15 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes.  At December 31, 2006, management, after consultation with legal counsel, is not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

NOTE 16 - STOCK COMPENSATION PLAN

On May 10, 2001, the shareholders approved the Regional Bankshares, Inc. “2001 Stock Option Plan” (the Plan).  The Plan provides for grants of “Incentive Stock Options,” within the meaning of section 422 of the Internal Revenue Code and “Non-qualified Stock Options” that do not so qualify.  The Plan provides for the issuance of up to 63,000 shares of the Company’s common stock to officers and key employees.  Options may be granted for a term of up to ten years from the effective date of grant.  Options become exercisable ratably over three years after being granted.  The Board of Directors will determine the per-share exercise price, but for incentive stock options the price will not be less than 100% of the fair value of a share of common stock on the date the option is granted.  As of December 31, 2006, the Company had 52,457 shares reserved for issuance upon exercise of options under the Plan.

A summary of the plan and changes during the year is presented below (all share and per share data has been adjusted for stock dividends):

	2006		2005
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	12,600	$10.31	18,900	$10.31
Granted	-		-
Exercised	2,057	10.31	4,200	10.31
Cancelled	-		2,100	10.31
Outstanding at end of year	10,543	10.31	12,600	10.31

At December 31, 2006, 10,543 options were exercisable.  The weighted average remaining life and exercise price for both outstanding options was 5.25 years and $10.31 per option, respectively.  The aggregate intrinsic value of options outstanding and exercisable as of December 31, 200 was $38,825.

NOTE 17 - STOCK WARRANTS

In connection with the Company’s initial public stock sale, each of the twelve organizers received 6,300 stock warrants which gives them the right to purchase 6,300 shares of the Company’s common stock at a price of $7.93 per share.  The warrants vested equally over a three-year period beginning June 15, 2000 and expire on June 15, 2010 or ninety days after the warrant holder ceases to serve as a member of the Board of Directors.  On November 18, 2004 the eleven organizers who are still serving on the Board of Directors, were granted additional warrants which give them the right to purchase an additional 138,600 shares of the Company’s common stock at a price of $10.71 per share.  The warrants became fully vested on August 18, 2005.  The aggregate intrinsic value of warrants outstanding and exercisable as of December 31, 2006 was $652,194.

A summary of the status of the Company’s stock warrants and changes during the year is presented below (all shares have been adjusted for stock dividends):

	December 31,
	2006	2005
Outstanding at beginning of year	190,638	193,032
Granted	-	-
Exercised	14,196	2,394
Cancelled	-	-
Outstanding at end of year	176,442	190,638

At December 31, 2006, 176,442 warrants were exercisable.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 18 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method.  Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

Basic and diluted earnings per share are computed below:

	Year ended December 31,
	2006	2005
Basic earnings per share computation:
Net income available to common shareholders	$486,149	$482,048
Average common shares outstanding - basic	736,891	699,734
Basic net income per share	$0.66	$0.69
Diluted earnings per share computation:
Net income available to common shareholders	$486,149	$482,048
Average common shares outstanding - basic	736,891	699,734
Incremental shares from assumed conversions:
Stock options and warrants	27,234	29,513
Average common shares outstanding - diluted	764,125	729,247
Diluted earnings per share	$0.64	$0.66

NOTE 19 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank’s financial condition.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%.  The Bank’s Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets.  The Bank’s Tier 2 capital consists of the allowance for loan losses subject to certain limitations.  Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.  The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio.  Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2006, the most recent notification from the Bank’s primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events that management believes have changed the Bank’s category.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 19 - REGULATORY MATTERS - continued

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements.

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006
Total capital (to risk-weighted assets)	$9,945,281	13.78%	$5,774,564	8.00%	$7,218,205	10.00%
Tier 1 capital (to risk-weighted assets)	9,200,283	12.75	2,887,282	4.00	4,330,923	6.00
Tier 1 capital (to average assets)	9,200,283	11.88	3,097,655	4.00	3,872,069	5.00

December 31, 2005
Total capital (to risk-weighted assets)	$7,288,096	11.39%	$5,117,006	8.00%	$6,396,257	10.00%
Tier 1 capital (to risk-weighted assets)	6,606,858	10.33	2,558,503	4.00	3,837,754	6.00
Tier 1 capital (to average assets)	6,606,858	9.16	2,884,407	4.00	3,605,508	5.00

The Federal Reserve has similar requirements for bank holding companies.  The Company was not subject to these requirements in 2006 because the Federal Reserve applied its guidelines on a bank-only basis for bank holding companies with less than $500,000,000 in consolidated assets.

NOTE 20 - UNUSED LINES OF CREDIT

As of December 31, 2006, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $7,500,000.  These lines of credit are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2006, the Company had not borrowed on these lines.  The Company also has a line of credit to borrow funds from the Federal Home Loan Bank, under various maturity terms and interest rates, up to 10% of the Bank’s total assets, which totaled $8,113,458 as of December 31, 2006.  As of December 31, 2006, the Bank has borrowed $6,530,000 on this line.

NOTE 21 - SHAREHOLDERS’ EQUITY

Stock Dividends– In September 2006, the Company announced a stock dividend on its common stock.  On September 15, 2006, shareholders of record as of August 31, 2006 received one additional share of stock for every twenty shares of stock owned prior to the 5% stock dividend.  As a result of the stock dividend, 35,277 shares were issued.  All fractional shares were paid in cash.

In August 2005, the Company announced a stock dividend on its common stock.  On September 1, 2005, shareholders of record as of August 31, 2005 received one additional share of stock for every five shares of stock owned prior to the 20% stock dividend.  As a result of the stock dividend, 115,455 shares were issued.  All fractional shares were paid in cash.  All share and per share data has been adjusted to reflect these dividends.

Restrictions on Dividends - South Carolina banking regulations require that cash dividends paid to shareholders receive the prior written approval of the Commissioner of Banking.  However, the Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination.  Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 22 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist of commitments to extend credit and standby letters of credit.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The Company’s exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument.  Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.  Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,
	2006	2005
Commitments to extend credit	$17,014,117	$15,846,973
Standby letters of credit	20,000	45,000

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments.  Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.  The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts.  The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date.  The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS - continued

Federal Funds Purchased - The carrying amount is a reasonable estimate of fair value because these instruments typically have terms of one day.

Note Payable - The carrying amounts of variable rate notes are reasonable estimates of fair value because they can be repriced frequently.

Junior Subordinated Debenture– The carrying value of junior subordinate debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Advances from Federal Home Loan Bank - The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.  The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company’s current borrowing rate from the Federal Home Loan Bank.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit.  These financial instruments are recorded in the financial statements when they become payable by the customer.

The carrying values and estimated fair values of the Company’s financial instruments as are as follows:

	December 31,
	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$2,162,024	$2,162,024	$2,258,817	$2,258,817
Federal funds sold	2,243,872	2,243,872	387,955	387,955
Securities available-for-sale	6,191,346	6,191,346	6,078,990	6,078,990
Nonmarketable equity securities	507,892	507,892	447,792	447,792
Loans receivable	64,058,193	64,360,446	58,586,129	58,030,137
Accrued interest receivable	485,846	485,846	413,002	413,002

Financial Liabilities:
Demand deposit, interest-bearing transaction, and savings accounts	27,970,130	27,970,130	32,155,548	32,155,548
Certificates of deposit and other time deposits	36,782,121	36,782,121	26,542,347	26,623,109
Federal funds purchased	-	-	50,000	50,000
Junior subordinated debenture	3,093,000	3,093,000	-	-
Note payable	-	-	1,050,000	1,050,000
Advances from Federal Home Loan Bank	6,530,000	6,515,903	5,250,000	5,207,878
Accrued interest payable	360,996	360,996	268,415	268,415

	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$17,014,117	$-	$15,846,973	$-
Letters of credit	20,000	-	45,000	-

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 24 - REGIONAL BANKSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Regional Bankshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,
	2006	2005
Assets
Cash	$59,156	$49,038
Investment in banking subsidiary	9,064,705	6,534,292
Investment in trust	93,000	-
Other assets	136,101	73,016
Total assets	$9,352,962	$6,656,346
Liabilities
Note payable	$-	$1,050,000
Junior Subordinated Debenture	3,093,000	-
Other	10,413	18,764
Total liabilities	3,103,413	1,068,764
Shareholders’ equity	6,249,549	5,587,582
Total liabilities and shareholders’ equity	$9,352,962	$6,656,346

Condensed Statements of Income

	Year ended December 31,
	2006	2005
Income
Dividend income from banking subsidiary	$105,000	$-
Interest Income	4,675	-
Total income	109,675	-

Expenses
Interest expense	(178,894)	(67,004)
Other expenses	4,562	(53,120)
Total expenses	(174,332)	(120,124)

Loss before income taxes and equity in undistributed earnings of banking subsidiary	(64,657)	(120,124)
Income tax benefit	62,773	44,417
Equity in undistributed earnings of banking subsidiary	488,033	557,755
Net income	$486,149	$482,048

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 24 - REGIONAL BANKSHARES, INC. (PARENT COMPANY ONLY) - continued

Condensed Statements of Cash Flows

	Year ended December 31,
	2006	2005
Cash flows from operating activities:
Net income	$486,149	$482,048
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings of banking subsidiary	(1,488,424)	(557,755)
Deferred income tax provision	(62,773)	(44,417)
Decrease in other liabilities	(8,351)	(17,129)
Decrease (Increase) in other assets	(312)	31,296
Net cash used by operating activities	(1,073,711)	(105,957)
Cash flows from investing activities:
Transfer of capital to the Bank	(1,000,000)	-
Investment in trust	(93,000)	-
Net cash used by investing activities	(1,093,000)	-
Cash flows from financing activities:
Proceeds from note payable	-	50,000
Repayments of note payable	(1,050,000)	-
Proceeds from issuance of junior subordinated debenture	3,093,000	-
Proceeds from exercise of stock options	15,585	43,342
Proceeds from exercise of stock warrants	118,244	19,000
Net cash provided by financing activities	2,176,829	112,342
Increase in cash	10,118	6,385
Cash and cash equivalents, beginning of year	49,038	42,653
Cash and cash equivalents, end of year	$59,156	$49,038

REGIONAL BANKSHARES, INC.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

Basis of Presentation

The following discussion reviews our results of operations and assesses our financial condition.  The following discussion should be read in conjunction with our Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report.  The financial information provided below has been rounded in order to simplify its presentation.  However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Consolidated Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.
General

On June 15, 1999, Hartsville Community Bank (the “Bank”) completed its organization and began operations in temporary facilities in Hartsville, South Carolina.  On January 1, 2001, the Bank became a wholly-owned subsidiary of Regional Bankshares, Inc. (the Company), when the Company acquired 100% of the outstanding common stock of the Bank.  The Company was formed to serve as a holding company for the Bank.  On January 10, 2001, the Bank converted from a national bank charter to a state bank charter.   On June 27, 2005 the Bank changed its name to Heritage Community Bank.

The principal business activity of the Bank is to provide banking services to domestic markets, principally in Darlington County, Chesterfield County, and Kershaw County, South Carolina.  The deposits of the Bank are insured up to legal limits by the Federal Deposit Insurance Corporation.  In addition to providing traditional banking services, the Bank has a mortgage loan division.  The mortgage loan division originates loans to purchase existing homes or construct new homes and to refinance existing mortgages on behalf of correspondent banks.  During 2001, the Bank began to offer investment and brokerage services to its customers through Raymond James Financial Services, Inc., a registered broker-dealer firm.

On May 28, 2003 the Bank opened the doors of its new branch office in McBee, South Carolina, an area in which the Bank saw a need for a community bank that could provide full service banking.  The McBee branch offers deposit and loan services to many consumers and local industries in the area.

In December 2005, the Bank moved its operations center to 125 Westfield Street in Hartsville.  The operations center now houses deposit operations and loan operations.

The bank opened its Camden, South Carolina office on November 15, 2006.  The office provides full service banking including deposit and loan services to the surrounding area.

Overview

Like most community banks, we derive the majority of our income from interest received on our loans and investments.  Our primary source of funds for making these loans and investments is our deposits, on which we pay interest.  Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings.  Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible.  We maintain this allowance by charging a provision for loan losses against our operating earnings for each period.  We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers.  We have also included a discussion of the various components of this noninterest income, as well as of our noninterest expense.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements.  We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this report.

REGIONAL BANKSHARES, INC.

Results of Operations

Year ended December 31, 2006, compared with year ended December 31, 2005

Net interest income increased $93,279, or 3.00% in 2006 from $3,107,541 in 2005.  The increase in net interest income was due primarily to an increase in yield on earnings assets, which increased from 6.64% in 2005 to 7.63% in 2006. The primary components of interest income were interest on loans, including fees, of $4,982,560 and interest on securities available for sale of $224,832.

Our net interest spread and net interest margin were 4.17% and 4.56%, respectively, in 2006 compared to 4.32% and 4.62%, respectively, in 2005.  The decline in net interest spread was primarily the result of an increase in the cost of deposits in our markets.  Yields on earning assets increased from 6.64% in 2005 to 7.63% in 2006.  Rates on interest-bearing liabilities increased from 2.32% in 2005 to 3.46% in 2006.

The provision for loan losses was $144,000 in 2006 compared to $120,000 in 2005.  We continue to maintain the allowance for loan losses at a level management believes to be sufficient to cover known and inherent losses in the loan portfolio.

Noninterest income increased $172,467, or 29.45%, to $757,997 in 2006 from $585,530 in 2005.  The increase is primarily attributable to an increase in service charges on deposit accounts, which increased $69,115, or 17.58%, to $462,340   for the year ended December 31, 2006.  Residential mortgage origination fees decreased $21,179, or 35.83%, to $37,924 for the year ended December 31, 2006 due to the decline in the number of mortgage refinances as interest rates began to increase and most of the demand for refinancing had been satisfied.  The bank also purchased bank owned life insurance in 2006.  Income on bank owned life insurance totaled $48,468 for the year ended December 31, 2006.

Noninterest expense increased $235,050, or 8.37%, to $3,042,922 in 2006 from $2,807,872 in 2005.  Noninterest expenses increased in all categories as a result of our continued growth.  Other operating expenses increased $93,362 to $1,089,297 for the year ended December 31, 2006.  Salaries and benefits increased $133,709, or 9.46%, to $1,547,638 in 2006 from $1,413,929 in 2005.  This increase is attributable to normal pay increases, the hiring of additional staff to meet needs associated with our growth, and the additional staff needed for our new Camden office.  Our efficiency ratio was 76.86% in 2006 compared to 76.04% in 2005. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

Net income was $486,149 in 2006 compared to a net income of $482,048 in 2005.  The net income reflects our continued growth, as average-earning assets increased from $67,271,000 for the year ended December 31, 2005 to $70,245,000 for the year ended December 31, 2006.  Return on average assets during 2006 was 0.64% compared to 0.67% during 2005, and return on average equity was 8.21% during 2006 compared to 9.18% during 2005.

Net Interest Income

General.  The largest component of our net income is net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets.  Net interest income is determined by the yields earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and  the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.  Total interest-earning assets yield less total interest-bearing liabilities rate represents our net interest rate spread.

REGIONAL BANKSHARES, INC.

Net Interest Income -continued

Average Balances, Income and Expenses, and Rates.  The following table sets forth, for the years indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.  The growth in our loan portfolio is the primary driver of the increase in net interest income.  Our loan portfolio increased to $64,058,193 at December 31, 2006, compared to $58,586,129 at December 31, 2005.  We anticipate the growth in loans will continue to drive the growth in assets and the growth in net interest income.  Since loans typically provide higher interest yields than other types of interest-earning assets, we invest a substantial percentage of our earning assets in our loan portfolio.  However, no assurance can be given that we will be able to continue to increase loans at the same growth rate as we have experienced in the past.

Average Balances, Income and Expenses, and Rates
	2006			2005
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:
Earning Assets:
Loans (1)	$60,976	$4,983	8.17%	$56,581	$4,124	7.29%
Securities, taxable (2)	5,607	208	3.71	6,679	223	3.34
Securities, nontaxable (3)	454	17	3.74	2	-	-
Nonmarketable securities	496	21	4.23	481	14	2.91
Federal funds sold	2,712	130	4.79	3,528	103	2.92
Total earning assets	70,245	5,359	7.63	67,271	4,464	6.64
Cash and due from banks	2,382			2,095
Premises and equipment	3,756			2,819
Other assets	1,784			557
Allowance for loan losses	(726)			(632)
Total assets	$77,441			$72,110
Liabilities:
Interest-bearing liabilities:
Interest-bearing transaction accounts	$7,517	46	0.61%	$6,802	27	0.40%
Savings deposits	14,355	258	1.80	17,493	252	1.44
Time deposits	31,875	1,396	4.38	27,092	799	2.95
Junior subordinated debentures	2,161	156	7.22	-	-	-
Note Payable	312	23	7.37	1,063	67	6.30
Federal Home Loan Bank Advances	6,142	277	4.51	6,038	211	3.49
Other short-term borrowings	48	2	4.17	16	1	6.25
Total interest-bearing liabilities	62,410	2,158	3.46	58,504	1,357	2.32
Demand deposits	8,666			8,025
Accrued interest and other liabilities	446			332
Shareholders’ equity	5,919			5,249
Total liabilities and Shareholders’ equity	$77,441			$72,110
Net interest spread			4.17%			4.32%
Net interest income		$3,201			$3,107
Net interest margin			4.56%			4.62%

(1)	The effect of fees collected on loans is not significant to the computations. Nonaccrual loans are not included in average balances on loans. All loans and deposits are domestic.
(2)	Average investment securities exclude the valuation allowance on securities available-for-sale.
(3)	Calculated on a fully tax-equivalent basis at 37% tax rate.

REGIONAL BANKSHARES, INC.

Rate/Volume Analysis

Analysis of Changes in Net Interest Income.  Net interest income can also be analyzed in terms of the impact of changing rates and changing volume.  The following table reflects the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated.  Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2006 Compared to 2005 Variance due to
(Dollars in thousands)	Volume (1)	Rate (1)	Total
Interest income:
Loans	$524	$335	$859
Securities, taxable	23	(38)	(15)
Securities, nontaxable	8	9	17
Nonmarketable securities	7	-	7
Federal funds sold and other	55	(28)	27

Total interest income	617	278	895

Interest expense:
Interest-bearing deposits	510	112	622
Federal Home Loan Bank Advances	62	4	66
Junior subordinated debenture	78	78	156
Note Payable	9	(53)	(44)
Other short-term borrowings	-	1	1

Total interest expense	659	142	801

Net interest income	$(42)	$136	$94

(1)	Rate/volume changes have been allocated to each category based on a consistent basis between rate and volume.

Net Interest Income

Interest Sensitivity.  We monitor and manage the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income.  The principal monitoring technique employed is the measurement of our interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time.  Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

REGIONAL BANKSHARES, INC.

Net Interest Income - continued

The following table sets forth our interest rate sensitivity at December 31, 2006.

Interest Sensitivity Analysis

December 31, 2006 (Dollars in thousands)	Within One Month	After one Through Three Months	After Three Through Twelve Months	Within one Year	Greater Than One Year or Non-Sensitive	Total
Assets
Interest-earning assets
Loans	$17,929	$10,275	$3,478	$31,682	$32,376	$64,058
Securities, taxable	499	-	1,481	1,980	3,001	4,981
Securities, nontaxable	-	-	-	-	1,211	1,211
Nonmarketable securities	-	-	-	-	508	508
Federal funds sold	2,244	-	-	2,244	-	2,244
Total earning assets	20,672	10,275	4,959	35,906	37,096	73,002
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	7,765	-	-	7,765	-	7,765
Savings deposits	11,146	-	-	11,146	-	11,146
Time deposits	5,360	8,769	20,762	34,891	1,891	36,782
Total interest-bearing deposits	24,271	8,769	20,762	53,802	1,891	55,693
Junior subordinated debenture	-	-	-	-	3,093	3,093
Federal Home Loan Bank advances	5,280	-	1,250	6,530	-	6,530
Total interest-bearing liabilities	29,551	8,769	22,012	60,332	4,984	65,316
Period gap	$(8,879)	$1,506	$(17,053)	$(24,426)	$32,112	$7,686
Cumulative gap	$(8,879)	$(7,373)	$(24,426)	$(24,426)	$7,686
Ratio of cumulative gap to total earning assets	(12.16)%	(10.10)%	(33.46)%	(33.46)%	10.53%

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates.  Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments.  Debt securities are reflected at each instrument’s ultimate maturity date.  Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date.  Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point.  Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give us the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period.  However, we are not obligated to vary the rates paid on these deposits within any given period.  Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates.  Advances from the Federal Home Loan Bank and the note payable are reflected at their contractual maturity dates.

REGIONAL BANKSHARES, INC.

Net Interest Income - continued

We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.  We are liability-sensitive on a cumulative basis within one year. However, our gap analysis is not a precise indicator of our interest sensitivity position.  The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally.  For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits.  Accordingly, management believes our current liability-sensitive gap position is acceptable relative to the current rate environment, as we would be expected to benefit most from stable or slightly declining rates.   Net interest income may also be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General.  We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential problem credits.  On a quarterly basis, our Board of Directors reviews and approves the appropriate level for our allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in our market.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on our statement of income, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of inherent losses in the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

Our allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers.  The process of setting the allowance includes identification and analysis of inherent losses in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits.  In addition, management monitors the overall portfolio quality through observable trends in delinquency, chargeoffs, and general and economic conditions in the service area.  The adequacy of the allowance for loan losses and the effectiveness of our monitoring and analysis system are also reviewed periodically by the banking regulators and our independent auditors.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.  Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate.  Thus, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.  We do not allocate the allowance for loan losses to specific categories of loans but evaluate the adequacy on an overall portfolio basis utilizing a risk grading system.  Although real estate mortgage loans comprise the largest category of total loans, the relative risk associated with these loans is considered lower than the risk associated with traditional commercial and consumer loans.  Commercial and consumer loans are usually secured by collateral other than real estate and therefore carry a higher degree of risk.

REGIONAL BANKSHARES, INC.

Provision and Allowance for Loan Losses - continued

The following table sets forth information with respect to our allowance for loan losses and the composition of chargeoffs and recoveries for the years ended December 31, 2006 and 2005.

Allowance for Loan Losses

(Dollars in thousands)	2006	2005
Total loans outstanding at end of year	$64,058	$58,586
Average loans outstanding	$60,976	$56,581
Balance of allowance for loan losses at beginning of year	$681	$590
Loans charged off:
Real estate - construction	-	-
Real estate - mortgage	6	-
Commercial and industrial	54	-
Consumer and other	28	54
Total loan losses	88	54
Recoveries of previous loan losses:
Real estate - construction	-	-
Real estate - mortgage	-	-
Commercial and industrial	-	-
Consumer and other	8	25
Total recoveries	8	25
Net charge-offs	80	29
Provision for loan losses	144	120
Balance of allowance for loan losses at end of year	$745	$681

Allowance for loan losses to year end loans	1.16%	1.16%
Ratio of charge-offs to average loans	0.14%	0.10%

Nonperforming Assets

Nonperforming Assets.  There were loans totaling $257,279 and $7,758 in nonaccrual status at December 31, 2006 and 2005, respectively.  There were loans totaling $2,919 and $520 past due ninety days or more and still accruing interest at December 31, 2006 and 2005, respectively.  There were no restructured loans at December 31, 2006 or 2005.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that the collection of interest is doubtful.  A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest.  When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income.  No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.  When a problem loan is finally resolved, there may ultimately be an actual write-down or chargeoff of the principal balance of the loan which would necessitate additional charges to earnings.  For all periods presented, the additional interest income, which would have been recognized into earnings if our nonaccrual loans had been current in accordance with their original terms and the amount of interest income on such loans that was included in net income, is immaterial.

REGIONAL BANKSHARES, INC.

Nonperforming Assets - continued

Potential Problem Loans.  Management has identified and maintains a list of potential problem loans.  These loans are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing).  A loan is added to the potential problem loan list when management becomes aware of information about possible credit problems of the borrower that causes doubts about the borrower’s ability to comply with the current loan repayment terms.  Potential problem loans are either designated as criticized loans (loans that are typically 60-89 days past due) or classified loans (loans that are typically 90 days or more past due). At December 31, 2006, we had identified $595,684 in criticized loans and no classified loans through our internal review mechanisms.  At December 31, 2005, we had identified $368,357 in criticized loans and $8,989 in classified loans through our internal review mechanisms.  These amounts do not represent management’s estimate of potential losses since a portion of such loans is secured by various types of collateral.  The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income.  Noninterest income for the year ended December 31, 2006 was $757,997, an increase of $172,467 from $585,530 for the year ended December 31, 2005.  The increase is primarily due to an increase in service charges on deposit accounts which totaled $462,340 in 2006 as compared to $393,225 in 2005.   Residential mortgage origination fees decreased $21,179 as compared to the year ended December 31, 2005.  This decrease is attributable to rising interest rates and a decline in consumer refinancing activity.  Brokerage fee commissions increased from $42,786 for the year ended December 31, 2005 to $103,823 in 2006.  The increase is attributable to a transition in brokerage personnel in 2005.  The bank also purchased bank owned life insurance in 2006.  The income produced from the bank owned life insurance totaled $48,468 for the year ended December 31, 2006.

The following table sets forth the principal components of noninterest income for the years ended December 31, 2006 and 2005.

(Dollars in thousands)	2006	2005
Service charges on deposit accounts	$462	$393
Increase in cash surrender value of life insurance	48	-
Residential mortgage origination fees	38	59
Brokerage commissions	104	43
Other income	106	91
Total noninterest income	$758	$586

Noninterest Expense.  Noninterest expense increased $235,050, or 8.37% to $3,042,922 for the year ended December 31, 2006 when compared to 2005.  Of this total, other operating expenses increased $93,362, or 9.37% to $1,089,297 in 2006 from $995,935 in 2005.  Salaries and employee benefits increased $133,709, or 9.46%, in 2006 from $1,413,929 in 2005.  This increase is attributable to normal pay increases, the hiring of additional staff to meet needs associated with our growth, and additional staff for our new Camden office.  Occupancy expense, including depreciation charges, increased $1,568, or 0.77% to $205,617 for the year ended December 31, 2006.  Furniture and equipment expense increased from $193,959 in 2005 to $200,370 for the year ended December 31, 2006.  Both the increase in occupancy expense and furniture and equipment expense are due to the addition of our Camden office and some improvements made to the main office location.

REGIONAL BANKSHARES, INC.

Noninterest Income and Expense - continued

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2006 and 2005.

(Dollars in thousands)	2006	2005
Salaries and employee benefits	$1,547	$1,414
Net occupancy and equipment expense	406	398
Advertising and public relations	57	54
Office supplies, stationery, and printing	68	68
Data processing and related expense	237	209
Professional fees and services	163	146
Telephone expenses	60	57
Other	505	462
Total noninterest expense	$3,043	$2,808
Efficiency ratio	76.86%	76.04%

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets.  Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance.  Loans averaged $64,058,000 in 2006 compared to $58,586,000 in 2005, an increase of $5,472,000 or 9.34%.  At December 31, 2006, total loans were $64,058,193 compared to $58,586,129 at December 31, 2005.

The following table sets forth the composition of the loan portfolio by category at the dates indicated and highlights our general emphasis on all types of lending.

Composition of Loan Portfolio
December 31,	2006		2005
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$5,603	8.74%	$5,642	9.63%
Real estate
Construction	14,431	22.50	8,714	14.87
Mortgage-residential	14,792	23.06	17,307	29.54
Mortgage-nonresidential	22,694	35.38	21,222	36.23
Consumer	6,611	10.32	5,708	9.73
Total loans	64,131	100.00%	58,593	100.00%
Allowance for loan losses	(745)		(681)
Net loans	$63,386		$57,912

The largest component of our loan portfolio is real estate mortgage loans.  At December 31, 2006, real estate mortgage loans totaled $37,484,014 and represented 58.45% of the total loan portfolio, compared to $38,529,667, or 65.76%, at December 31, 2005.

In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan.  It is common practice for financial institutions in the our market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral.  This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

REGIONAL BANKSHARES, INC.

Earning Assets - continued

Residential mortgage loans totaled $14,791,557 at December 31, 2006 and represented 23.06% of the total loan portfolio, compared to $17,307,240 at December 31, 2005.  Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings.  Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, totaled $22,692,457 at December 31, 2006, compared to $21,221,762 at December 31, 2005.  This represents an increase of $1,470,695, or 6.93%, from the December 31, 2005 amount.  Construction loans increased $5,716,713 or 65.60%to $14,430,612 at December 31, 2006 when compared to $8,713,899 for the year ended December 31, 2005.  This increase is attributable to increased construction loan demand.

Consumer and other loans increased $904,794, or 15.85%, to $6,612,827 at December 31, 2006 from $5,708,033 at December 31, 2005.

Commercial and industrial loans decreased $38,802, or 0.69%, to $5,603,392 at December 31, 2006 from $5,642,194 at December 31, 2005.

Our loan portfolio reflects the diversity of our market.  Our home office is located in Hartsville in Darlington County, South Carolina.  We have a second branch in McBee, which is in Chesterfield County, South Carolina.  In 2006 we also opened a branch in Camden, which is in Kershaw County, South Carolina. The economy of Hartsville contains elements of medium and light manufacturing, higher education, regional health care, and distribution facilities.  The economy of McBee contains elements of medium and light manufacturing and farming. The economy of Camden contains elements of medium and light manufacturing, regional health care, and some retail.  Management expects the areas to remain stable with continued growth in the near future.  The diversity of the economy creates opportunities for many types of lending.  We do not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for us.  The following table sets forth our loans maturing within specified intervals at December 31, 2006.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	Over One Year
(Dollars in thousands)	One Year or Less	Through Five Years	Over Five Years	Total
Commercial and industrial	$2,513	$3,012	$78	$5,603
Real estate	8,084	35,802	8,031	51,917
Consumer and other	1,507	4,797	307	6,611
	$12,104	$43,611	$8,416	$64,131

Loans maturing after one year with:
Fixed interest rates				$25,575
Floating interest rates				26,452
				$52,027

The information presented in the preceding table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity.  Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity.  Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

REGIONAL BANKSHARES, INC.

Earning Assets – continued

Investment Securities. The investment securities portfolio is also a component of our total earning assets. Total securities available-for-sale averaged $6,061,000 in 2006, compared to $6,681,000 in 2005.  At December 31, 2006, total securities available-for-sale were $6,191,346.  Other than nonmarketable equity securities, all securities were designated as available-for-sale and were recorded at their estimated fair value.  Investment securities also include certain nonmarketable equity securities including Federal Home Loan Bank of Atlanta (the “Federal Home Loan Bank”) stock and Community Financial Services, Inc. (parent of The Bankers Bank) stock. These securities are recorded at their original cost and totaled $507,892 at December 31, 2006, compared to $447,792 at December 31, 2005.

The following table sets forth the book value of the securities available-for-sale held by us at December 31, 2006 and 2005.

Book Value of Securities

(Dollars in thousands)	2006	2005
Government-sponsored enterprises	$3,000	$4,502
Mortgage backed	2,027	1,386
Municipals	1,213	$306
Total securities available-for-sale	$6,240	$6,194

The following table sets forth the scheduled maturities and weighted average yields of securities available-for-sale held at December 31, 2006.

Investment Securities Maturity Distribution and Yields

December 31, 2004	Within One Year		After One But Within Five Years		After Five But Within Ten Years		Over Ten Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Government-sponsored enterprises	$2,000	2.75%	$1,000	4.91%	$-	-%	$-	-%
Mortgage-backed	-	-	946	3.78	1,361	4.86	-	-
Obligations of state and local governments(1)	-	-	-	-	222	5.78	992	5.55
Total securities(2)	$2,000		$1,946		$1,583		$992

 (1) The yield on state and local governments is presented on a tax equivalent basis using a federal income tax rate of 34%.
(2) Excludes mortgage equity securities.

Other attributes of the securities portfolio, including yields and maturities, are discussed above in “--Net Interest Income-- Interest Sensitivity.”

Short-Term Investments.  Short-term investments, which consist primarily of federal funds sold, averaged $2,712,000 in 2006, compared to $3,528,000 in 2005.  At December 31, 2006, short-term investments totaled $2,243,872.  These funds are an important source of our liquidity.  Federal funds are generally invested in an earning capacity on an overnight basis.

REGIONAL BANKSHARES, INC.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $3,906,000, or 6.68% to $62,410,000 in 2006, from $58,504,000 in 2005. Average interest-bearing deposits increased $2,360,000, or 4.59%, to $53,747,000 in 2006, from $51,387,000 in 2005. These increases resulted from increases in several categories of interest-bearing liabilities, a result of the continued growth  in deposits and an increased use of Federal Home Loan Bank Advances.

Deposits.  Average total deposits increased $3,001,000, or 5.05%, to $62,413,000 in 2006, from $59,412,000 in 2005. At December 31, 2006, total deposits were $64,752,251, compared to $58,697,895 a year earlier, an increase of 10.31%. The largest increase in deposits was in time deposits of less than $100,000 or more which increased $7,582,116, or 37.05% to $28,047,110 at December 31, 2006 when compared to 2005.  This increase reflects a shift in deposit customers investing  in longer term, higher rated deposit products.

The following table sets forth the deposits by category at December 31, 2006 and 2005.

Deposits
December 31,	2006		2005
(Dollars in thousands)	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$9,059	13.99%	$9,552	16.27%
NOW accounts	7,765	11.99	7,520	12.81
Money market accounts	9,123	14.09	13,414	22.85
Savings accounts	2,023	3.12	1,670	2.85
Time deposits less than $100	28,047	43.31	20,465	34.86
Time deposits of $100 or more	8,735	13.50	6,077	10.35
Total deposits	$64,752	100.00%	$58,698	100.00%

The average amounts and average rates paid on deposits held by the Bank for the years ended December 31, 2006 and 2005 are summarized below:

December 31,	2006		2005
(Dollars in thousands)	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Demand deposit accounts	$8,666	0.00%	$8,025	0.00%
NOW accounts	7,517	0.61	6,802	0.40
Money market accounts	12,401	1.93	15,539	1.55
Savings accounts	1,954	0.94	1,953	0.56
Time deposits less than $100	25,535	4.45	20,656	3.00
Time deposits of $100 or more	6,340	4.11	6,437	2.81
Total deposits	$62,413	2.73%	$59,412	1.82%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets.  Our core deposits were $56,017,240 at December 31, 2006, which included approximately $10.1 million in brokered deposits.

REGIONAL BANKSHARES, INC.

Deposits and Other Interest-Bearing Liabilities - continued

Deposits, and particularly core deposits, have been our primary source of funding and have enabled us to meet successfully both our short-term and long-term liquidity needs.  Management anticipates that such deposits will continue to be our primary source of funding in the future.  Our loan-to-deposit ratio was 98.93% at December 31, 2006, and 99.81% at December 31, 2005.  The maturity distribution of our time deposits of $100,000 or more at December 31, 2006, is set forth in the following table:

Maturities of Time Deposits of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$1,962	$3,750	$2,713	$310	$8,735

Approximately 22.46% of our time deposits of $100,000 or more had scheduled maturities within three months, and 65.39% had maturities within six months.  Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Advances from the Federal Home Loan Bank.  Total advances from the Federal Home Loan Bank increased $1,280,000 to $6,530,000 at December 31, 2006 from $5,250,000 at December 31, 2005.  The average of Federal Home Loan Bank advances was $6,142,000 in 2006 as compared to $6,038,000 in 2005.  Advances from Federal Home Loan Bank serve as a secondary funding source.

Advances from Federal Home Loan Bank mature at different periods as discussed in the notes to the financial statements and are secured by the Bank's one to four family residential mortgage loans and the Bank's investment in Federal Home Loan Bank stock.

Notes Payable. On September 30, 2004, we executed a note with The Bankers Bank to borrow $1,000,000 for the purposes of providing capital to the bank.  Interest was based on the prime rate and the note was secured by the stock owned by the Company in the Bank. On April 20, 2006 the note was repaid from the proceeds generated from the junior subordinated debentures issuance.

In March 2005, we executed a line of credit with the Bankers Bank to borrow up to $500,000 for general and corporate purposes.  The line bears interest at a rate of prime (7.25% at December 31, 2005).  The note was also secured by the stock owned by the Company in the Bank.  The note was repaid on March 17, 2006.

REGIONAL BANKSHARES, INC.

Deposits and Other Interest-Bearing Liabilities - continued

The following table sets forth information with respect to our Federal Home Loan Bank advances and notes payable to the Bankers Bank for the years ended December 31, 2006 and 2005.

	Year Ended December 31,
(Dollars in thousands)	Maximum Outstanding at any Month End	Average Amounts Outstanding During Period	Weighted Average Interest Rate	Balance December 31,	Weighted Average Interest Rate December 31,
2006
Advances from Federal Home
Loan Bank	$6,550	$6,142	4.51%	$6,530	5.11%
Note Payable	1,050	312	7.37%	-	-%

2005
Advances from Federal Home
Loan Bank	$6,250	$6,038	3.49%	$5,250	3.61%
Note Payable	1,200	1,063	6.30%	1,050	7.25%

Junior Subordinated Debentures

On April 20, 2006, we formed Regional Statutory Trust I (the “Trust”) for the purpose of issuing trust preferred securities, which enable us to obtain Tier 1 capital on a consolidated bases for regulatory purposes.  The Trust issued junior subordinated debentures totaling $3,093,000.  Total junior subordinated debentures outstanding at December 31, 2006 was $3,093,000 and the maximum amount outstanding during any month-end period at December 31, 2006 was $3,093,000.  Junior subordinated debentures averaged $2,161,000 for the year ended December 31, 2006.  The average rate was 7.22% for the year ended December 31, 2006.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month libor plus 177 basis points, which was 7.13% at December 31, 2006.  The distribution rate payable on these securities is cumulative and payable quarterly in arrears.  We have the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period my extend beyond the maturity date of June 15, 2036.  We have no current intention to exercise our right to defer payments of interest on the trust preferred securities.  We have the right to redeem the trust preferred securities, in whole or in part, on or after March 15, 2015.  We may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

REGIONAL BANKSHARES, INC.

Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%.  Tier 1 capital of the Bank consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets.  The Bank’s Tier 2 capital consists of the allowance for loan losses subject to certain limitations.  Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.  The regulatory minimum requirements are 4% for Tier 1 capital and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.  Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios 1% to 2% above the minimum.

The Bank exceeded the regulatory capital requirements at December 31, 2006 as set forth in the following table.

Analysis of Capital and Capital Ratios

December 31, 2006	The Bank
(Dollars in thousands)
Tier 1 capital	$9,200
Tier 2 capital	745
Total qualifying capital	$9,945

Risk-adjusted total assets (including off-balance-sheet exposures)	$72,182

Risk-based capital ratios:
Tier 1 risk-based capital ratio	12.75%
Total risk-based capital ratio	13.78%
Tier 1 leverage ratio	11.88%

REGIONAL BANKSHARES, INC.

Capital - continued

The Federal Reserve also requires bank holding companies to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.  The Federal Reserve guidelines contain an exemption from the capital requirements for “small bank holding companies.”  Prior to March 2006, all bank holding companies with less than $150 million in total assets, including the Company, qualified for this exemption.  On March 30, 2006, the Federal Reserve adopted a new rule expanding the definition of a “small bank holding company.”  The new definition includes bank holding companies with less than $500 million in total assets.  However, bank holding companies will not qualify under the new definition if they (i) are engaged in significant nonbanking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC.  The Federal Reserve's use of the phrase "material amount of . . .  equity securities . . .  registered with the SEC" created uncertainty, as the SEC registration requirements apply to classes of securities – in our case our class of common stock – not to a portion of the shares in a class.  According to the Federal Reserve Board, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines.  In the adopting release for the new rule, the Federal Reserve Board stated that what constitutes a "material" amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company.  In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines.  Based on informal discussions with staff members of the Federal Reserve, we believe the new Federal Reserve rule is intended to exclude companies whose stock is listed on a stock exchange and is actively traded.  Since our stock is not listed on an exchange or actively traded, we believe the Company qualifies as a small bank holding company and is exempt from the capital requirements.  Nevertheless, until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies.  Regardless, our bank is subject to these minimum capital requirements as set per bank regulatory agencies.

REGIONAL BANKSHARES, INC.

Liquidity Management and Capital Resources

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits.  Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities.  Without proper liquidity management, we would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities we serve.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control.  For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made.  However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.  Nevertheless, management believes that cash and cash equivalents in combination with deposit inflows and loan repayments are adequate to meet reasonably foreseeable demands for deposit withdrawals and the funding of new loans.  We also have a line of credit available with Federal Home Loan Bank to borrow up to 10% of the Bank’s total assets as of December 31, 2006, or $8,113,458, $6,530,000 of which has already been advanced.  In addition, we have unused lines to purchase federal funds from unrelated banks totaling $7,500,000 at December 31, 2006.

Off-Balance Sheet Arrangements

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for specified periods of time.  At December 31, 2006, the Bank had issued commitments to extend credit of $17,014,117 through various types of commercial lending arrangements.  Approximately $15,305,200 of these commitments to extend credit had variable rates.

The following table sets forth the length of time until expiration for unused commitments to extend credit at December 31, 2006.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$67	$227	$4,716	$5,010	$12,004	$17,014

The Bank also had $20,000 and $45,000 in letters of credit outstanding at December 31, 2006 and December 31, 2005, repsectively.  Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.

The total amount of loan commitments does not necessarily represent future cash requirements because many of the commitments are expected to expire without being fully drawn.  The Bank evaluates each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.  See Note 22 to the Company's financial statements for further information about financial instruments with off-balance sheet risk.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature.  Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and changes in prices.  In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.  As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

REGIONAL BANKSHARES, INC.

Accounting and Financial Reporting Issues

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our consolidated financial statements.  Our significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2006 included in this Annual Report to Shareholders and as filed in our Annual Report on Form 10-KSB.  Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities.  We consider these accounting policies to be critical accounting policies.  The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements.  Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

FINANCIAL STATEMENTS AND MANAGEMENT’S
DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED
MARCH 31, 2007

REGIONAL BANKSHARES, INC.

Condensed Consolidated Balance Sheets

PART I. FINANCIAL STATEMENTS
Item 1. Financial Statements

	March 31,2007	December 31,2006
	(Unaudited)
Assets:
Cash and cash equivalents:
Cash and due from banks	$2,935,037	$2,162,024
Federal funds sold	4,600,971	2,243,872
Total cash and cash equivalents	7,536,008	4,405,896
Investment securities:
Securities available-for-sale	6,119,475	6,191,346
Nonmarketable equity securities	511,892	507,892
Total investment securities	6,631,367	6,699,238
Loans receivable	66,646,964	64,058,193
Less allowance for loan losses	(741,945)	(744,999)
Loans receivable, net	65,905,019	63,313,194
Premises, furniture and equipment, net	5,083,576	4,681,756
Accrued interest receivable	365,098	485,846
Cash surrender value of life insurance	1,312,906	1,298,468
Other assets	680,637	479,288
Total assets	$87,514,611	$81,363,686
Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$8,628,715	$9,058,501
Interest-bearing transaction accounts	7,110,299	7,765,473
Savings	15,821,088	11,146,156
Time deposits $100,000 and over	10,467,145	8,735,011
Other time deposits	28,694,875	28,047,110
Total deposits	70,722,122	64,752,251
Junior subordinated debenture	3,093,000	3,093,000
Advances from Federal Home Loan Bank	6,530,000	6,530,000
Accrued interest payable	409,124	360,996
Other liabilities	445,272	377,890
Total liabilities	81,199,518	75,114,137
Shareholders’ Equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $1.00 par value; 10,000,000 shares authorized, 743,621 shares issued and outstanding at March 31, 2007 and December 31, 2006	743,621	743,621
Capital surplus	5,359,674	5,359,674
Retained earnings	229,605	176,832
Accumulated other comprehensive loss, net of tax	(17,807)	(30,578)
Total shareholders’ equity	6,315,093	6,249,549
Total liabilities and shareholders’ equity	$87,514,611	$81,363,686

See notes to consolidated financial statements.

REGIONAL BANKSHARES, INC.

Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
Interest income:
Loans, including fees	$1,357,726	$1,132,800
Investment securities
Taxable	63,503	50,480
Nonmarketable equity securities	8,126	3,297
Federal funds sold	37,054	30,353
Total	1,466,409	1,216,930
Interest expense:
Time deposits $100,000 and over	121,291	53,846
Other deposits	421,420	296,906
Other interest expense	139,902	75,619
Total	682,613	426,371
Net interest income	783,796	790,559
Provision for loan losses	20,000	36,000
Net interest income after provision for loan losses	763,796	754,559
Other income:
Service charges on deposit accounts	111,360	111,437
Residential mortgage origination fees	4,990	6,666
Brokerage fee commissions	21,801	18,458
Credit life insurance commissions	1,496	932
Other income	40,083	36,144
Total	179,730	173,637
Noninterest expense:
Salaries and employee benefits	454,292	357,120
Net occupancy expense	95,691	52,560
Furniture and fixture expense	48,740	48,435
Other operating expenses	261,037	239,481
Total	859,760	697,596
Income before income taxes	83,766	230,600
Income tax expense	30,993	85,322
Net income	$52,773	$145,278
Earnings per share(1)
Weighted average shares outstanding	743,621	728,078
Basic earnings per share	$0.07	$0.20
Diluted earnings per share	$0.07	$0.19

(1) Weighted average shares outstanding and earnings per share have been adjusted to reflect the 5% stock dividend issued on September 15, 2006.

See notes to consolidated financial statements.

REGIONAL BANKSHARES, INC.

Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the three months ended March 31, 2007 and 2006
(Unaudited)

					Accumulated
				Retained	Other
	Common Stock		Capital	Earnings	Comprehensive
	Shares	Amount	Surplus	(Deficit)	Income (Loss)	Total
Balance, December 31, 2005	692,759	$692,759	$5,021,124	$(53,734)	$(72,567)	$5,587,582

Net income for the period				145,278		145,278

Other comprehensive loss, net of tax benefit of $3,777					(6,431)	(6,431)

Comprehensive income						38,847

Exercise of stock warrants	2,920	2,920	21,404			24,324

Balance, March 31, 2006	695,679	$695,679	$5,042,528	$91,544	$(78,998)	$5,750,753

Balance, December 31, 2006	743,621	$743,621	$5,359,674	$176,832	$(30,578)	$6,249,549

Net income for the period				52,773		52,773

Other comprehensive income, net of tax expense of $7,500					12,771	12,771

Comprehensive income						65,544

Balance, March 31, 2007	743,621	$743,621	$5,359,674	$229,605	$(17,807)	$6,315,093

See notes to consolidated financial statements

REGIONAL BANKSHARES, INC.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
Cash flows from operating activities:
Net income	$52,773	$145,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,664	52,795
Provision for possible loan losses	20,000	36,000
Accretion and premium amortization	943	3,835
Deferred income tax provision	(214,353)	(101,353)
Decrease in interest receivable	120,748	105,653
Increase (decrease) in interest payable	48,128	(23,374)
Increase in cash surrender value of life insurance	(14,438)	-
Decrease (increase) in other assets	5,504	(36,617)
Increase in other liabilities	67,383	42,900
Net cash provided by operating activities	164,352	225,117
Cash flows from investing activities:
Purchase of nonmarketable equity securities	(4,000)	(24,100)
Calls and maturities of securities available-for-sale	591,198	1,069,402
Purchase of securities available-for-sale	(500,000)	(1,059,082)
Net increase in loans made to customers	(2,611,825)	1,002,927
Purchases of premises and equipment	(479,484)	(75,890)
Purchase of bank owned life insurance	-	(1,250,000)
Net cash used by investing activities	(3,004,111)	(336,743)
Cash flows from financing activities:
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	3,589,972	(1,986,148)
Net increase in certificates of deposit and other time deposits	2,379,899	3,452,251
Advances from Federal Home Loan Bank	-	6,750,000
Repayment of advances from Federal Home Loan Bank	-	(6,250,000)
Repayment of note payable	-	(50,000)
Repayment of fed funds purchased	-	(50,000)
Proceeds from exercise of stock warrants	-	24,324
Net cash provided by financing activities	5,969,871	1,890,427
Net increase in cash and cash equivalents	3,130,112	1,778,801
Cash and cash equivalents, beginning	4,405,896	2,646,772
Cash and cash equivalents, ending	$7,536,008	$4,425,573
Cash paid during the period for:
Income taxes	$138,646	$134,032
Interest	$634,485	$449,745

See notes to consolidated financial statements.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures which would substantially duplicate those contained in the most recent annual report on Form 10-KSB.  The financial statement, as of March 31, 2007 and for the interim periods ended March 31, 2007 and 2006 are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation.  The financial information as of December 31, 2006 has been derived from the audited financial statements as of that date.  For further information, refer to the financial statements and the notes included in Regional Bankshares, Inc.’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

Note 2 – Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest only-strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations or cash flows.
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”  This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 on its financial position, results of operations and cash flows.

Note 2 – Recently Issued Accounting Pronouncements - continued

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company’s fiscal year end. SFAS 158 is effective for publicly−held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company does not have a defined benefit pension plan. Therefore, SFAS 158 will not impact  the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings.   This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, “Fair Value Measurement.” The Company is currently analyzing the fair value option provided under SFAS 159.

In September, 2006 the FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (“EITF”) relating to EITF 06-4 “Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”.  EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, “Employers' Accounting for Postretirement Benefits Other Than Pensions”, or Accounting Principles Board (“APB”) Opinion No. 12, “Omnibus Opinion—1967”.  EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods.  The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

Notes To Condensed Consolidated Financial Statements
(Unaudited)

Note 2 - Recently Issued Accounting Pronouncements – continued

In September 2006, the FASB ratified the consensus reached related to EITF 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.”  EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract.  EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2007.  The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Note 3 - Stock-Based Compensation

On May 10, 2001, the shareholders approved the Regional Bankshares, Inc. “2001 Stock Option Plan” (the Plan).  The Plan provides for grants of “Incentive Stock Options,” within the meaning of section 422 of the Internal Revenue Code and “Non-qualified Stock Options” that do not so qualify.  The Plan provides for the issuance of up to 60,000 shares of the Company’s common stock to officers and key employees.  Options may be granted for a term of up to ten years from the effective date of grant.  Options become exercisable ratably over three years after being granted.  The Board of Directors will determine the per-share exercise price, but for incentive stock options the price will not be less than 100% of the fair value of a share of common stock on the date the option is granted.  As of March 31, 2007, the Company had 48,000 shares reserved for issuance upon exercise of options under the Plan.

A summary of the plan and changes during reporting periods are presented below (all share and per share data has been adjusted to reflect a 5% stock dividend issued on September 15, 2006):

	Three Months Ended March 31,
	2007		2006
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at December 31	10,543	$10.31	12,600	$10.31
Granted	-	-
Exercised	-		-
Cancelled	-		-
Outstanding at March 31	10,543	10.31	12,600	10.31

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 3 - Stock-Based Compensation - continued

In connection with the Company’s initial public stock sale, each of the twelve organizers received 6,000 stock warrants which gives them the right to purchase 6,000 shares of the Company’s common stock at a price of $8.33 per share.  The warrants vested equally over a three-year period beginning September 15, 2000 and expire on September 15, 2010 or ninety days after the warrant holder ceases to serve as a member of the Board of Directors.  On November 18, 2004 the eleven organizers who were still serving on the Board of Directors, were granted additional warrants which give them the right to purchase an additional 132,000 shares of the Company’s common stock at a price of $11.25 per share.  The warrants became fully vested on August 18, 2005.

A summary of the status of the Company’s stock warrants and changes during the reporting periods are presented below (all shares have been adjusted to reflect a 5% stock dividend issued September 15, 2006):

	Three Months Ended March 31,
	2007	2006
Outstanding at December 31	176,442	190,638
Granted	-	-
Exercised	-	3,066
Cancelled	-	-
Outstanding at March 31	176,442	187,572

Note 4 - Earnings Per Share

On September 15, 2006 the Company issued a 5% stock dividend payable to shareholders of record on August 31, 2006.  All share and per-share data for 2006 have been adjusted to reflect the dividend.

A reconciliation of the numerators and denominators used to calculate basic and diluted earnings per share are as follows:
	Three months Ended March 31, 2007
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share
Income available to common shareholders	$52,773	743,621	$0.07
Effect of dilutive securities
Stock options and warrants	-	32,447
Diluted earnings per share
Income available to common shareholders plus assumed conversions	$52,773	$776,068	0.07

	Three months Ended March 31, 2006
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share
Income available to common shareholders	$145,278	728,078	$0.20
Effect of dilutive securities
Stock options and warrants	-	39,644
Diluted earnings per share
Income available to common shareholders plus assumed conversions	$145,278	767,722	$0.19

Notes to Condensed Consolidated Financial Statements
(Unaudited)

NOTE 5 - COMPREHENSIVE INCOME

Comprehensive income includes net income and other comprehensive income, which is defined as nonowner related transactions in equity.  The following table sets forth the amounts of other comprehensive income included in equity along with the related tax effect for the three month period ended March 31, 2007 and 2006:

	Three months Ended March 31, 2007
	Pre-tax Amount	(Expense) Benefit	Net-of-tax Amount
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$20,271	$(7,500)	$12,771
Plus: reclassification adjustment for gains (losses) realized in net income	-	-	-
Net unrealized gains (losses) on securities	20,271	(7,500)	12,771
Other comprehensive income (loss)	$20,271	$(7,500)	$12,771

	Three months Ended March 31, 2006
	Pre-tax Amount	(Expense) Benefit	Net-of-tax Amount
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$(10,208)	$3,777	$(6,431)
Plus: reclassification adjustment for gains (losses) realized in net income	-	-	-
Net unrealized gains (losses) on securities	(10,208)	3,777	(6,431)
Other comprehensive income (loss)	$(10,208)	$3,777	$(6,431)

Accumulated other comprehensive income consists solely of the unrealized gain (loss) on securities available-for-sale, net of the deferred tax effects.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following is a discussion of our financial condition as of March 31, 2007 compared to December 31, 2006, and the results of operations for the three months ended March 31, 2007, compared to the three months ended March 31, 2006.  This discussion should be read in conjunction with our condensed financial statements and accompanying notes appearing in this report and in conjunction with the financial statements and related notes and disclosures in our Annual Report on Form 10-KSB for the year ended December 31, 2006.

Forward Looking Statements

This report contains “forward-looking statements” within the meaning of the securities laws.  All statements that are not historical facts are “forward-looking statements.”  You can identify these forward-looking statements through our use of words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “continue,” or other similar words.  Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management.  Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance.  These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a relatively new company with a limited operating history.  Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements.  The risks and uncertainties include, but are not limited to:

•	significant increases in competitive pressure in the banking and financial services industries;
•	changes in the interest rate environment which could reduce anticipated or actual margins;
•	changes in political conditions or the legislative or regulatory environment;
•
general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•	changes occurring in business conditions and inflation;
•	changes in technology;
•	changes in deposits flows;
•	changes in monetary and tax policies;
•	the level of allowance for loan loss;
•	the rate of delinquencies and amounts of charge-offs;
•	adverse changes in asset quality and resulting credit risk-related losses and expenses;
•	loss of consumer confidence and economic disruptions resulting from terrorist activities;
•	changes in the securities markets; and
•	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

Results of Operations

Net Interest Income

For the three months ended March 31, 2007, net interest income decreased $6,763, or 0.86%, to $783,796 as compared to $790,559 for the same period in 2006.  Interest income from loans, including fees, increased $224,926, or 19.86%, from the three months ended March 31, 2006 to the comparable period in 2007, as we continued to experience growth in our loan portfolio and rising interest rates. Interest expense for the three months ended March 31, 2007 was $682,613 as compared to $426,371 for the same period in 2006. The increase in interest expense was due to rising interest rates, a change in the bank’s deposit mix to include more certificates of deposit.  The net interest margin realized on earning assets decreased from 4.79% for the three months ended March 31, 2006 to 4.23% for the same period in 2007.  The interest rate spread decreased from 4.42% at March 31, 2006 to 3.86% at March 31, 2007.

Item 2. Management's Discussion and Analysis or Plan of Operation - continued

Provision and Allowance for Loan Losses

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level to reflect the losses inherent in the loan portfolio.  For the three months ended March 31, 2007, the provision charged to expense was $20,000, as compared to $36,000 in the same period a year earlier. The allowance represented 1.11% and 1.25% of gross loans at March 31, 2007 and 2006, respectively. Management continues to fund the allowance for loan losses at a level believed to be adequate to match the growth in the loan portfolio.  There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.  We maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality.  Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which we believe to be reasonable, but which may not prove to be accurate.  Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required.  Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

Noninterest Income

Noninterest income during the three months ended March 31, 2007 was $179,730, an increase of $6,093 from $173,637 during the comparable period in 2006.  Service charges totaled $111,360 for the three months ended March 31, 2007 as compared to $111,437 in the same period in 2006.  Residential mortgage origination fees decreased $1,676 as compared to the three months ended March 31, 2006.  This decrease is attributable to a continued decline in consumer refinancing activity.  Brokerage fee commissions increased from $18,458 for the three months ended March 31, 2006 to $21,801 for the three months ended March 31, 2007.

Noninterest Expense

Total noninterest expense for the three months ended March 31, 2007 was $859,760, which was 23.25% higher than the $697,596 for the three months ended March 31, 2006.  The largest category, salaries and employee benefits, increased from $357,120 for the three months ended March 31, 2006 to $454,292 for the three months ended March 31, 2007.  The increase is attributable to normal pay increases and the hiring of additional personnel to staff our Camden branch which opened in November, 2006.    Net occupancy expense increased from $52,560 for the three months ended March 31, 2006 to $95,691 for the three months ended March 31, 2007.  The increase of $43,131, or 82.06% is largely attributable to lease expense and other costs associated with our new Camden facility.

INCOME TAXES

The income tax expense for the three months ended March 31, 2007 was $30,993, a decrease of $54,329, or 63.68% as compared to the same period ended March 31, 2006.  This is the result of an increase in income before taxes.  The effective tax rate was 37% for the three months ended March 31, 2007 and 2006.

Net Income

The combination of the above factors resulted in net income for the three months ended March 31, 2007 of $52,773 as compared to a net income of $145,278 for the same period in 2006.

Item 2. Management's Discussion and Analysis or Plan of Operation - continued

Financial Condition

Assets and Liabilities

During the first three months of 2007, total assets increased $6,150,925, or 7.56%, to $87,514,611 when compared to December 31, 2006.  Loans increased $2,588,771, or 4.04%, during the first three months of 2007 to $66,646,964. Total deposits increased $5,969,871, or 9.22%, from $64,752,251 at December 31, 2006 to $70,722,122 at March 31, 2007. Savings deposits increased $4,674,932, or 41.94%, to $15,821,088 during the first three months of 2006, due to normal deposit fluctuations for a large customer as well as new deposits from the Camden branch.

Investment Securities

Investment securities decreased slightly from $6,699,238 at December 31, 2006 to $6,631,367 at March 31, 2007.  The decline is attributable to paydowns in the bank’s mortgage back securities.  All of the bank’s marketable investment securities were designated as available-for-sale at March 31, 2007.

Loans

We continued our trend of loan growth during the first three months of 2007.  The increase in loans was attributable to continued growth and the addition of a new loan officer at the main office location.  Net loans increased $2,591,825, or 4.09%, during the period.  As shown below, the main component of growth in the loan portfolio was real estate - mortgage loans which increased 9.12%, or $3,418,812, from December 31, 2006 to March 31, 2007.  Balances within the major loans receivable categories as of March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007	December 31, 2006
Real estate - construction	$13,530,915	$14,430,612
Real estate - mortgage	40,902,826	37,484,014
Commercial and industrial	5,398,259	5,603,392
Consumer and other	6,814,964	6,540,175
	$66,646,964	$64,058,193

Risk Elements in the Loan Portfolio

The following is a summary of risk elements in the loan portfolio:

	March 31, 2007	December 31, 2006
Loans: Nonaccrual loans	$131,982	$257,279
Accruing loans more than 90 days past due	$2,218	$2,919
Loans identified by the internal review mechanism:
Criticized	$723,680	$368,357
Classified	$350	$8,989

Criticized loans have potential weaknesses that deserve close attention and could, if uncorrected, result in deterioration of the prospects for repayment or the bank’s credit position at a future date.  Classified loans are inadequately protected by the sound worth and paying capacity of the borrower or any collateral and there is a distinct possibility or probability that the bank will sustain a loss if the deficiencies are not corrected.

Item 2. Management's Discussion and Analysis or Plan of Operation - continued

Allowance for Loan Losses

Activity in the Allowance for Loan Losses is as follows:

	Three months Ended March 31,
	2007	2006
Balance, January 1,	$744,999	$681,238
Provisions for loan losses for the period	20,000	36,000
Net loans (charged-off) recovered for the period	(23,054)	843
Balance, end of period	$741,945	$718,081
Gross loans outstanding, end of period	$66,646,964	$57,584,045
Allowance for loan losses to loans outstanding	1.11%	1.25%

Deposits

During the first three months of 2007, total deposits increased by $5,969,871, or 9.22% from December 31, 2006.  This increase was due to the continued growth of the bank, specifically in the new Camden market.  The largest increase was in savings deposits, which increased $4,674,932, or 41.94% from December 31, 2006.  The increase was attributable to the normal fluctuation of a large depositor and the opening of new accounts during the period, specifically in the new Camden market.  Expressed in percentages, noninterest bearing deposits decreased 4.74% and interest bearing deposits increased 11.49%.

Balances within the major deposit categories as of March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007	December 31, 2006
Noninterest-bearing demand deposits	$8,628,715	$9,058,501
Interest-bearing demand deposits	7,110,299	7,765,473
Savings deposits	15,821,088	11,146,156
Time deposits $100,000 and over	10,467,145	8,735,011
Other time deposits	28,694,875	28,047,110
	$70,722,122	$64,752,251

Liquidity

We meet our liquidity needs through scheduled maturities of loans and investments and through pricing policies to attract interest-bearing deposit accounts.  The level of liquidity is measured by the loan-to-total borrowed funds (which includes deposits) ratio, which was at 86.27% at March 31, 2007 and 89.87% at December 31, 2006.

Securities available-for-sale, which totaled $6,119,475 at March 31, 2007, serve as a ready source of liquidity.  We also have lines of credit available with correspondent banks to purchase federal funds for periods from one to seven days.  At March 31, 2007, unused lines of credit totaled $7,500,000.  We also have a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of the bank’s total assets, which gave us the ability to borrow up to $8,751,000 as of March 31, 2007.  As of March 31, 2007, we have $6,530,000 in borrowings against this line.

Item 2. Management's Discussion and Analysis or Plan of Operation - continued

Off-Balance Sheet Risk

Through its operations, the bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time.  In addition to commitments to extend credit, the Company also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the customer fails to meet a contractual obligation to the third party.  At March 31, 2007, the Bank had issued commitments to extend credit of $13,238,963 and $20,000 in standby letters of credit.  Approximately $10,664,118 of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at March 31, 2007.

	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$45,672	$1,144,945	$3,529,177	$4,719,794	$8,519,169	$13,238,963
Standby letters of credit	-	10,000	10,000	20,000	-	20,000
Total	$45,672	$1,154,945	$3,539,177	$4,739,794	$8,519,169	$13,258,963

Based on historical experience, many of the commitments will expire not fully funded.  Accordingly, the amounts shown in the table above do not necessarily reflect the bank’s need for funds in the periods shown.

The Bank evaluates each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements.  Our significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2006 as filed on our annual report on Form 10-KSB.  Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities.  We consider these accounting policies to be critical accounting policies.  The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements.  Refer to the portions of our 2006 Annual Report on Form 10-KSB and this Form 10-QSB that address our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Item 2. Management's Discussion and Analysis or Plan of Operation - continued

Capital Resources
Total shareholders' equity increased from $6,249,549 at December 31, 2006 to $6,315,093 at March 31, 2007.  The increase is due to net income for the period of $52,773, and a positive change in the fair value of securities available-for-sale of $12,771.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk-weights ranging from 0% to 100%.  Under the risk-based standard, capital is classified into two tiers. The bank’s Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets.  The bank’s Tier 2 capital consists of the general reserve for loan losses subject to certain limitations.  An institution’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital.  The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

Banks and bank holding companies are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio.  The Federal Reserve guidelines contain an exemption from the capital requirements for "small bank holding companies," which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC.  Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange or otherwise actively traded, the Federal Reserve Board will interpret its new guidelines to mean that we qualify as a small bank holding company.  The bank is still subject to the minimum capital requirements, which for the leverage ratio is 3%; however all but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum.  The bank exceeded its minimum regulatory capital ratios as of March 31, 2007 as well as the ratios to be considered “well capitalized.”

The following table summarizes the Bank’s risk-based capital at March 31, 2007:

Shareholders' equity	$9,290,574
Less: intangibles	-
Tier 1 capital	9,290,574
Plus: allowance for loan losses (1)	741,945
Total capital	$10,032,519
Risk-weighted assets	$76,898,875
Risk-based capital ratios
Tier 1 capital (to risk-weighted assets)	12.07%
Total capital (to risk-weighted assets)	13.03%
Tier 1 capital (to total average assets)	11.15%

(1) Limited to 1.25% of risk-weighted assets

APPENDIX E

OPINION OF INDEPENDENT FINANCIAL ADVISOR

March 22, 2007

Board of Directors
Regional Bankshares, Inc.
206 South Fifth Street
Hartsville, South Carolina 29550

Dear Ladies and Gentleman:

You have asked us to render our opinion as to the fairness, from a financial point of view, to holders of the outstanding shares of common stock of Regional Bankshares, Inc. (“Regional”) of the cash consideration to be paid to certain holders of Regional’s common stock in connection with a proposed reorganization (the “Reorganization”) pursuant to and in accordance with the terms more fully set forth in the draft Amendment to the Articles of Incorporation (the “Amendment”) provided to us.

Howe Barnes Hoefer & Arnett, Inc., as part of its investment banking business, is regularly engaged in performing financial analyses of financial institutions and their securities in connection with mergers and acquisitions, initial and secondary offerings, corporate transactions, valuations, and for other purposes.  We have acted as financial advisor to Regional in connection with the Reorganization as set forth in the Amendment.  We expect to receive compensation for our services in connection with the Reorganization, which is contingent upon rendering this opinion.  Regional also has agreed to reimburse our reasonable expenses and to indemnify us against certain liabilities arising out of our engagement, including liabilities under federal securities laws.  We may provide financial advisory services to Regional in the future.

You have advised us that, in accordance with the Amendment, at the effective time of the Reorganization, each holder of record owning 126 or fewer shares of Regional’s common stock (excluding shares held by Regional’s shareholders who have perfected their dissenters rights of appraisal) will receive a cash payment from Regional in an amount equal to $14.50 for each share of Regional common stock owned (“the Cash-out Price”).  Each holder of record owning more than 126 shares but fewer than 631 shares of Regional’s common stock (excluding shares held by Regional’s shareholders who have perfected their dissenters rights of appraisal) will have their shares of Regional’s common stock cancelled and will receive one share of a newly created class of Series A Preferred Stock for each share of common stock they own immediately prior to the conversion of common shares for such preferred shares.  If Regional’s stockholders approve the Reorganization, each holder of record:

•	Holding 126 or fewer shares of Regional’s common stock at the effective time of the Reorganization will receive the Cash-out Price for each share of Regional’s common stock owned by the shareholder;

•
Holding more than 126 shares but fewer than 631 shares of Regional common stock at the effective time of the Reorganization will receive one share of a newly created class of Series A Preferred Stock for each of their shares of Regional common stock;

•	Holding 631 or more shares of Regional common stock at the effective time of the Reorganization will continue to hold all of the common shares they own at the time of the Reorganization.

In the course of our engagement we have reviewed and analyzed:

i.	The Amendment;

ii.	Regional’s annual reports to stockholders and its financial statements as filed on form 10-KSBfor each of the three years ended December 31, 2004, December 31, 2005, and December 31, 2006;

iii.	Regional’s quarterly reports and financial statements as filed on Form 10-Q for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

iv.	Certain information provided by Regional regarding the historical trading activity of Regional’s common stock;

v.	Certain reported financial terms of selected recent transactions which we deemed to be relevant;

vi.	Publicly available business financial information regarding Regional;

vii.
Discussions with Regional’s management regarding the background of the Reorganization and certain financial forecasts relating to the business, earnings, cash flows, assets and business prospects of Regional; and

viii.	Other studies, analyses and investigations, particularly of the banking industry, and such other information as we deemed appropriate.

           For purposes of this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial, accounting, business, legal, tax, and other information discussed with or furnished to us by Regional and the material otherwise made available to us, including information from published sources, and we have not independently verified such data. With respect to the financial information, including financial forecasts provided by Regional’s management and information relating to certain strategic, financial and operational benefits anticipated by Regional’s management from the Reorganization, we have assumed that they reflect the best currently available estimates and good faith judgment of the management of Regional. We express no view as to such forecasts or projected information.  We have also assumed that all government, regulatory, and other consents necessary for the consummation of the Reorganization will be obtained without any adverse affect on Regional or the benefits of the Reorganization expected by Regional’s management.  We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Reorganization to be consummated.

We have not made, obtained, or been provided with (i) any independent appraisals or valuations of the assets or liabilities, and potential and/or contingent liabilities of, Regional or (ii) any independent analysis or valuation of the rights of stockholders, creditors, or any other holders of claims or rights against Regional or any of its affiliates.  We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and we have relied on and assumed that the aggregate allowances for loan losses set forth on the balance sheet of Regional are adequate to cover losses and fully comply with sound banking practices as of its respective date.  We have further relied on the assurances of the management of Regional that they are not aware of any facts that would make any information reviewed by us inaccurate or misleading.  No opinion is expressed as to whether any alternative transaction might be more favorable to Regional.  We express no opinion as to Regional’s future business, assets, liabilities, operations or prospects.  We were not requested to and did not solicit any expressions of interest from any other parties with respect to the actions contemplated in connection with the Reorganization.

Our opinion is based on the market, economic and other relevant considerations as they exist and have been evaluated by us on the date hereof.  We have assumed that there has been no material change in Regional’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.  In rendering our opinion, we have assumed that the Reorganization will be consummated according to the terms described in the Amendment.

This opinion does not address the underlying business decision of Regional to engage in the Reorganization.  It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to revise or reaffirm this opinion.  In addition, we express no opinion or recommendation as to how the stockholders or creditors of or any claimants against Regional or any of its affiliates should view or regard the Reorganization.  We render no opinion with respect to the relative rights and benefits or detriments of stockholders, creditors, or any other holders of claims or rights against Regional or any of its affiliates in connection with the Reorganization.  No opinion is rendered with respect to Regional or any of its affiliates.  Our opinion is rendered in regard to the Cash-out Price and does not take into account or give effect to any adjustment to the Cash-out Price that may occur subsequent to the date hereof.  This opinion does not address the prices at which the capital stock of Regional or any of its respective affiliates has traded in the past or at which such stock of Regional or any of its affiliates may trade after the date hereof or after the consummation of the Reorganization.

This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or part), to any third party or in any manner or for any purpose whatsoever without our prior written consent, which consent shall not be unreasonably withheld, based upon review by us of the content of any such public reference, which shall be satisfactory to us in our reasonable judgment, and which review shall be completed by us as soon as practicable, although this opinion may be included in its entirety in the proxy statement of Regional used to solicit stockholder approval of the Reorganization so long as any description of or reference to us or this opinion and the related analysis in such filing is in a form acceptable to us and our counsel.  It is understood that this letter is addressed and directed to the Board of Directors of Regional in its consideration of the Reorganization and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Reorganization.

Subject to the foregoing, and based upon our experience as investment bankers, our activities described above, and other matters as we deemed relevant, we are of the opinion that as of the date hereof the Cash-out Price for the common stock to be paid in the Reorganization is fair, from a financial point of view, to the holders of Regional’s common stock.

Very truly yours,
HOWE BARNES HOEFER & ARNETT, INC.

By	/s/ William J. Wagner
William J. Wagner
First Vice President and Managing Director

PROXY
REGIONAL BANKSHARES, INC.
SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY REGIONAL’S BOARD OF DIRECTORS AND
MAY BE REVOKED PRIOR TO ITS EXERCISE.

The undersigned hereby constitutes and appoints Gosnold G. Segars or J. Richard Jones, Jr., or either of them, as proxies, each with full power of substitution, to vote the number of shares of common stock of Regional Bankshares, Inc. (“Regional”), which the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders to be held on [________], 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550 at [__] p.m. local time, and at any adjournment or postponement thereof (the “Special Meeting”) upon the proposals described in the Proxy Statement and the Notice of Special Meeting of Shareholders, dated [____], 2007, the receipt of which is acknowledged in the manner specified below.

(1)
To vote on an Agreement and Plan of Reorganization providing for the merger of Regional Interim Corporation with and into Regional, with Regional surviving the merger and the record holders of 126 or fewer shares of Regional common stock receiving $14.50 in cash in exchange for each of their shares of such stock, the record holders of more than 126 shares but fewer than 631 shares receiving one share of Series A Preferred Stock for each of their shares of common stock and the record holders of 631 or more shares retaining their shares.

FOR   ☐                      AGAINST     ☐                             ABSTAIN ☐

(2)
In the discretion of the proxies on such other matters that are unknown to Regional’s board of directors as of a reasonable time prior to the date of this solicitation and are properly brought before the Special Meeting or any adjournments thereof.

FOR ☐                      AGAINST     ☐                             ABSTAIN     ☐

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER.  IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS THAT ARE UNKNOWN TO REGIONAL’S BOARD OF DIRECTORS AS OF A REASONABLE TIME PRIOR TO THE DATE OF THE SOLICITATION AND ARE PROPERLY BROUGHT BEFORE THE SPECIAL MEETING.

Please sign this proxy exactly as your name appears herein.  When shares are held jointly, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

DATED:	, 2007
Signature

Signature if held jointly

Optional:                      I _____do   _____ do not plan to attend the Special Meeting.